Filed Pursuant to Rule 424(b)(4)
File No. 333-185180
File No. 333-185442

PROSPECTUS

4,500,000 Shares

TILE SHOP HOLDINGS, INC.

Common Stock

$15.00 per share

The selling stockholders named in this prospectus, which include certain members of our board of directors and management, are selling 4,500,000 shares. We will not receive any proceeds from the sale of the shares by the selling stockholders.

Our common stock is listed on The NASDAQ Global Market under the symbol “TTS.” The last reported sale price of our common stock on The NASDAQ Global Market on December 7, 2012 was $15.11 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$15.00	$67,500,000
Underwriters discount	$0.825	$3,712,500
Proceeds to the selling stockholders (before expenses)	$14.175	$63,787,500

To the extent that the underwriters sell more than 4,500,000 shares of common stock to the public, the underwriters have the option to purchase up to 675,000 additional shares from the selling stockholders at the public offering price less the underwriters discount. We will not receive any proceeds from the sale of the additional shares by the selling stockholders.

The underwriters expect to deliver the shares to purchasers on or about December 18, 2012 through the book-entry facilities of The Depository Trust Company.

Citigroup	Baird

Telsey Advisory Group	Wedbush Securities	Houlihan Lokey	Sidoti & Company, LLC

December 12, 2012

We are responsible for the information contained in this prospectus and in any free-writing prospectus we prepare or authorize. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

i

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. In some cases you can identify these statements by forward-looking words such as “may,” “might,” “will,” “will likely result,” “should,” “anticipates,” “expects,” “intends,” “plans,” “seeks,” “estimates,” “potential,” “continue,” “believes” and similar expressions, although some forward-looking statements are expressed differently.

These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause our actual results, performance, or achievements to differ materially from any expected future results, performance, or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These risks and uncertainties include, but are not limited to:

•	the level of demand for our products;
•	our ability to grow and remain profitable in the highly competitive retail tile industry;
•	our ability to access additional capital;
•	our ability to attract and retain qualified personnel;
•	changes in general economic, business and industry conditions;
•	our ability to introduce new products that satisfy market demand; and
•	legal, regulatory, and tax developments, including additional requirements imposed by changes in domestic and foreign laws and regulations.

There is no assurance that our expectations will be realized. If one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated, or projected. Such risks and uncertainties also include those set forth under “Risk Factors” herein. Our forward-looking statements speak only as of the time that they are made and do not necessarily reflect our outlook at any other point in time. Except as required by law or regulation, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or for any other reason.

SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless the context requires otherwise, the words “Tile Shop Holdings,” “we,” “company,” “us,” and “our” refer to Tile Shop Holdings, Inc. and our consolidated subsidiaries.

Overview

We are a specialty retailer of manufactured and natural stone tiles, setting and maintenance materials, and related accessories in the United States. We offer a wide selection of products, attractive prices, and exceptional customer service in an extensive showroom setting. We sell over 4,000 products from around the world, including ceramic, porcelain, glass, and stainless steel manufactured tiles and, marble, granite, quartz, sandstone, travertine, slate, and onyx natural tiles, primarily under our proprietary Rush River, Fired Earth, and Superior brand names. We purchase our tile products and accessories directly from producers and manufacture our own setting and maintenance materials, such as thinset, grout, and sealers. We operate 64 stores in 21 states, with an average size of 23,000 square feet. We also sell our products on our website.

We believe that our long-term producer relationships, together with our design, manufacturing and distribution capabilities, enable us to offer a broad assortment of high-quality products to our customers, who are primarily homeowners, at competitive prices. We have invested significant resources to develop our proprietary brands and product sources and believe that we are a leading retailer of stone tiles, accessories, and related materials in the United States.

In 2011, we reported net sales and income from operations of $152.7 million and $32.6 million, respectively. From December 31, 2007 to December 31, 2011, our net sales and income from operations increased at compounded annual growth rates of 8.2% and 14.0%, respectively. During that period, our growth was driven by a combination of opening 14 new retail locations and an increase in same store sales. We have opened 11 new stores in 2012 and intend to open an additional two stores during the remainder of 2012 and no fewer than 15 stores in 2013.

Competitive Strengths

We believe that the following factors differentiate us from our competitors and position us to continue to grow our specialty tile business.

Inspiring Customer Experience

Our showrooms bring our products to life. Each showroom features up to 60 different mockups, or vignettes, of bathrooms, kitchens, fireplaces, foyers, and other settings that showcase our broad array of products. Each store also features over 1,400 hand-crafted display boards showing tile that we offer for sale. Our stores are spacious, well-lit, and organized by product type to make our customers’ shopping experience easy.

Broad Product Assortment at Attractive Prices

We offer over 4,000 manufactured and natural tile products, setting and maintenance materials, and accessories. We are able to maintain every-day low prices by purchasing tile and accessories directly from producers and manufacturing our own setting and maintenance materials.

Customer Service and Satisfaction

Our sales personnel are highly-trained and knowledgeable about the technical and design aspects of our products. We offer weekly do-it-yourself classes in all of our showrooms. In addition, we provide one-on-one installation training, as required, to meet customer needs. We offer a liberal return policy, with no restocking fees.

Worldwide Sourcing Capabilities

We have long-standing relationships with producers of our tiles throughout the world and work with them to design products exclusively for us. We believe that these direct relationships differentiate us from our competitors, who generally purchase commodity products through distributors. We are often the largest or exclusive customer for many of our producers.

Proprietary Branding

We sell the majority of our products under our proprietary brand names, which helps us to differentiate our products from those of our competitors. We offer products across a range of price points and quality levels that allow us to target discrete market segments and to appeal to diverse groups of customers.

Centralized Distribution System

We service our retail locations from three distribution centers. Our distribution centers can cost-effectively service stores within a 700-mile radius, providing us with the ability to open new locations in markets where we believe that we have a competitive advantage or see attractive demographics.

Experienced Team

Our management team has substantial experience in the specialty tile industry and retail sales operations. Robert Rucker, our founder and chief executive officer, has over 25 years of experience in the tile industry. Both Carl Randazzo, senior vice president — retail, and Joseph Kinder, senior vice president — operations, have been with us for over 20 years. William Watts, who serves as the chairman of our board of directors, is the former chief executive officer of General Nutrition Corporation, the chairman of Mattress Firm, Inc. and a director of Brookstone, Inc.

Historically Attractive Returns on New Store Investment

Our new stores have historically begun generating operating profit within the first year of operations and we generally recoup our initial net capital investment from a new store’s four-wall profitability within the first 36 months of operations. We measure four-wall profitability as store level operating profit before pre-opening costs and depreciation and amortization.

Growth Strategy

We intend to increase our net sales and profitability through a combination of new store openings and same store sales growth. In the five years ended December 31, 2011, we grew through a combination of opening 20 new retail locations and increases in same store sales. We expect to continue to gain market share. Specific elements of our strategy for continued growth include the following:

Open New Stores

We believe that the highly-fragmented U.S. retail tile market provides us with a significant opportunity to expand our store base. Since January 1, 2012, we have opened 11 new stores and plan to open an additional two stores during the remainder of 2012. We intend to open no fewer than 15 new stores in 2013, primarily in our existing markets and the mid-Atlantic, southeastern, and southern New England regions of the United States. We believe that there will continue to be additional expansion opportunities in the United States and Canada. We expect our store base growth to increase operational efficiencies.

Increase Sales and Profitability of Existing Stores

We believe that our ongoing investment in new products and our enhanced training program for our sales associates, together with our associate incentive compensation structure, will result in continued same store sales growth.

Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary, that represent challenges that we face in connection with the successful implementation of our strategy and the growth of our business.

Corporate Information

We were incorporated in the State of Delaware in June 2012 in order to become the parent company of The Tile Shop, LLC, or The Tile Shop, following the consummation of a business combination, or the Business Combination, with JWC Acquisition Corp., or JWCAC, a blank check company incorporated in the

State of Delaware in July 2010. On August 21, 2012, we consummated the Business Combination and, in connection therewith, became a successor issuer to JWCAC by operation of Rule 12g-3(a) promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Our principal executive offices are located at 14000 Carlson Parkway, Plymouth, Minnesota, 55441, and our telephone number is (763) 852-2901. Our website address is www.tileshop.com. We had approximately 744 employees as of September 30, 2012. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

THE OFFERING

Common stock offered by the selling stockholders
4,500,000 shares
Shares outstanding after the offering
42,891,985 shares
Underwriters’ option to purchase additional shares
The underwriters may purchase an additional 675,000 shares from the selling stockholders if the underwriters sell more than the total number of shares set forth above.
Use of proceeds
The selling stockholders, including certain members of our board of directors and management, will receive all of the proceeds from this offering and we will not receive any proceeds from the sale of shares in this offering. See “Use of Proceeds.” For more information on the selling stockholders, see “Principal and Selling Stockholders.”
Risk factors
See “Risk Factors” beginning on page 8 of this prospectus and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
NASDAQ Global Market symbol
“TTS”

The number of shares of our common stock outstanding after this offering is based on 42,891,985 shares outstanding as of September 30, 2012, and excludes:

•	450,000 shares of common stock, subject to increase on an annual basis, reserved for issuance under our 2012 Equity Award Plan;
•	1,755,000 shares of common stock issuable upon exercise of outstanding options to purchase shares of common stock granted pursuant to our 2012 Equity Award Plan at a weighted average exercise price of $10.00 per share; and
•	17,771,232 shares of common stock issuable upon exercise of outstanding warrants to purchase shares of common stock at an exercise price of $11.50 per share.

Except as otherwise indicated, information in this prospectus reflects or assumes no exercise of the underwriters’ option to purchase up to 675,000 additional shares of our common stock from the selling stockholders.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth selected historical financial information derived from (i) our unaudited financial statements included elsewhere in this prospectus as of and for the nine months ended September 30, 2012 and 2011, (ii) our audited financial statements included elsewhere in this prospectus as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 and (iii) our audited financial statements not included in this report as of December 31, 2009, 2008 and 2007 and for the years ended December 31, 2008 and 2007. You should read the following selected financial data in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes appearing elsewhere in this prospectus.

	As of September 30, or for the nine months ended September 30,		As of December 31, or for the year ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Statement of Income Data
Net sales	$136,463	$115,015	$152,717	$135,340	$116,247	$118,960	$111,607
Cost of sales	37,025	30,298	40,321	36,124	31,706	34,001	33,588
Gross profit	99,438	84,717	112,396	99,216	84,541	84,959	78,019
Selling, general and administrative expenses	68,606	58,225	78,368	68,105	60,051	61,322	58,539
Deferred compensation expense	3,897	966	1,415	450	120	260	150
Income from operations	26,935	25,526	32,613	30,661	24,370	23,377	19,330
Interest expense	626	297	443	467	545	592	972
Other expense (income)	(23)	(36)	77	(124)	(73)	(675)	(563)
Income before income taxes	26,332	25,265	32,093	30,318	23,898	23,460	18,921
Benefit (provision) for income taxes(1)	4,299	(578)	(733)	(609)	(675)	(724)	(461)
Net income	$30,631	$24,687	$31,360	$29,709	$23,223	$22,736	$18,460
Earnings per share(1)	$0.91	$0.77	$0.97	$0.92	$0.72	$0.70	$0.57
Weighted average share outstanding	33,544	32,000	32,261	32,330	32,330	32,330	32,330
Balance Sheet Data
Cash and cash equivalents	$5,960	$12,253	$6,283	$14,117	$17,850	$3,631	$638
Inventories	40,662	42,704	43,744	35,358	26,342	28,046	22,891
Total assets	161,830	122,512	119,005	108,890	95,632	80,225	78,802
Total debt and capital lease obligations, including current maturities	73,226	4,964	4,853	5,582	4,574	5,035	6,334
Total stockholders' equity	42,306	81,492	75,147	69,437	62,000	49,586	39,084
Working capital	28,880	42,347	34,852	34,895	31,851	18,949	9,980
Cash Flow Data
Net cash provided by operating activities	$41,540	$23,597	$34,723	$32,461	$34,729	$25,156	$27,885
Net cash used in investing activities	(17,187)	(11,372)	(18,561)	(14,376)	(8,267)	(9,435)	(12,928)
Net cash used in financing activities	(24,676)	(14,089)	(23,994)	(21,819)	(12,243)	(12,728)	(14,330)
Other Selected Financial Data (unaudited)
Adjusted EBITDA(2)	$38,662	$32,687	$42,602	$38,472	$31,576	$30,818	$25,832
Adjusted EBITDA margin(2)	28.3%	28.4%	27.9%	28.4%	27.2%	25.9%	23.1%
Gross margin(3)	72.9%	73.7%	73.6%	73.3%	72.7%	71.4%	69.9%
Operating income margin(4)	19.7%	22.2%	21.4%	22.7%	21.0%	19.7%	17.3%
Same stores sales growth(5)	5.5%	6.1%	6.4%	11.4%	(4.6)%	(3.4)%	3.4%

(1)	Historical amounts do not include pro forma adjustments for income taxes as a result of our change in tax status, which was effective on August 21, 2012 upon consummation of the Business Combination.
(2)	We calculate Adjusted EBITDA by taking net income calculated in accordance with accounting principles generally accepted in the United States, or GAAP, and adding interest expense, income taxes, depreciation and amortization, deferred compensation, and stock-based compensation. Adjusted EBITDA margin is equal to Adjusted EBITDA divided by net sales. We believe that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and results of operations. Our management uses these non-GAAP measures to compare our performance to that of prior periods for trend analyses, for purposes of determining management incentive compensation, and for budgeting and planning purposes. These measures are used in financial reports prepared for management and our board of directors. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with other specialty retailers, many of which present similar non-GAAP financial measures to investors.

Our management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in our consolidated financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. We urge investors to review the reconciliation of our non-GAAP financial measures to the comparable GAAP financial measures and not to rely on any single financial measure to evaluate our business.

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Net income	$30,631	$24,687	$31,360	$29,709	$23,223	$22,736	$18,460
Interest expense	626	297	443	467	545	592	972
Income taxes	(4,299)	579	733	609	675	724	461
Depreciation and amortization	7,543	6,158	8,651	7,237	7,013	6,506	5,789
Deferred compensation expense	3,898	966	1,415	450	120	260	150
Stock-based compensation	263	—	—	—	—	—	—
Adjusted EBITDA	$38,662	$32,687	$42,602	$38,472	$31,576	$30,818	$25,832

(3)	Gross margin is gross profit divided by net sales.
(4)	Operating income margin is income from operations divided by net sales.
(5)	Same store sales growth is the percentage change in sales of comparable stores period over period. A store is considered comparable on the first day of the 13th month of operation. Same store sales growth amounts include total charges to customers less any actual returns. We do not include estimated return provisions or sale allowances in the same store sales calculation, as return reserves are calculated on a consolidated level, and the analysis does not include website sales. Same store sales data reported by other companies may be prepared on a different basis and therefore may not be useful for purposes of comparing our results to those of other businesses.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our securities could decline due to any of these risks, and, as a result, you may lose all or part of your investment.

Our business is dependent on general economic conditions in our markets.

Our revenues depend, in part, on discretionary spending by our customers. Pressure on discretionary income brought on by economic downturns and slow recoveries, including housing market declines, rising energy prices, and weak labor markets, may cause consumers to reduce the amount that they spend on discretionary items. If recovery from the current economic downturn continues to be slow or prolonged, our growth, prospects, results of operations, cash flows, and financial condition could be adversely impacted. General economic conditions and discretionary spending are beyond our control and are affected by, among other things:

•	consumer confidence in the economy;
•	unemployment trends;
•	consumer debt levels;
•	consumer credit availability;
•	the housing market;
•	gasoline and fuel prices;
•	interest rates and inflation;
•	price deflation, including due to low-cost imports;
•	slower rates of growth in real disposable personal income;
•	natural disasters;
•	national security concerns;
•	tax rates and tax policy; and
•	other matters that influence consumer confidence and spending.

Increasing volatility in financial markets may cause some of the above factors to change with an even greater degree of frequency and magnitude than in the past.

Our ability to grow and remain profitable may be limited by direct or indirect competition in the retail tile industry, which is highly competitive.

The retail tile industry in the United States is highly competitive. Participants in the tile industry compete primarily based on product variety, customer service, store location, and price. There can be no assurance that we will be able to continue to compete favorably with our competitors in these areas. Our store competitors include large national home centers (such as Home Depot and Lowe’s), regional and local specialty retailers of tile (such as Tile America, World of Tile, Century Tile, and Floor and Décor), factory direct stores (such as Dal-Tile and Florida Tile) and privately-owned, single-site stores. We also compete indirectly with companies that sell other types of floor coverings, including wood floors, carpet, and vinyl sheet. In the past, we have faced periods of heightened competition that materially affected our results of operations. Certain of our competitors have greater name recognition, longer operating histories, more varied product offerings, and substantially greater financial and other resources than us. Accordingly, we may face periods of intense competition in the future that could have a material adverse effect on our planned growth and future results of operations. In addition, the barriers to entry into the retail tile industry are relatively low. New or existing retailers could enter our markets and increase the competition that we face. In addition, manufacturers and vendors of tile and related products, including those whose products we currently sell, could enter the U.S.

retail tile market and start directly competing with us. Competition in existing and new markets may also prevent or delay our ability to gain relative market share. Any of the developments described above could have a material adverse effect on our planned growth and future results of operations.

Our management and auditors have identified a material weakness in our internal controls over financial reporting that, if not properly remediated, could result in material misstatements in our financial statements.

Prior to the Business Combination, we were not required to comply with Section 404 of the Sarbanes-Oxley Act of 2002. As such, we did not make an assessment of the effectiveness of our internal controls over financial reporting nor did we engage our auditors to express, nor have our auditors expressed, an opinion on the effectiveness of our internal controls over financial reporting. In connection with the audit of our consolidated financial statements for the year ended December 31, 2011, our auditors informed us that they had identified a material weakness in our internal controls over financial reporting related to deficiencies in the financial statement close process. Under the standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected and corrected on a timely basis. If we are unable to remediate our historical material weakness or if additional material weaknesses are identified in the future, a material weakness may exist in our internal controls over financial reporting.

The primary factors contributing to the material weakness in our financial statement close process were:

•	We lacked sufficient personnel with requisite competencies within our finance function for a company of our size and complexity.
•	We did not maintain financial close processes, procedures, and reporting systems that were adequately designed to support the accurate and timely reporting of our financial results.

During the quarter ended September 30, 2012, we hired a chief financial officer who initiated an analysis of our internal accounting controls and procedures. This process has resulted in a number of changes to our processes and procedures that have served to strengthen our controls over financial reporting. We have also taken steps to remedy the historical material weakness identified by our auditors in connection with their audit of our consolidated financial statements for the year ended December 31, 2011 by designing and implementing a formalized financial reporting process that includes: conducting properly prepared, supported, and reviewed balance sheet reconciliations; conducting properly prepared, supported, and reviewed journal entries; following a properly completed and approved financial close checklist; and abiding by a financial reporting calendar.

We plan to complete this remediation process as quickly as possible. However, we cannot at this time estimate how long it will take or if it can successfully remediate the historical material weakness. If we are unable to successfully remediate the historical weakness, we may be unable to produce accurate and timely financial statements. Any failure to timely provide required financial information could materially and adversely impact our financial condition and the market value of our securities.

If we fail to successfully manage the challenges that our planned growth poses or encounter unexpected difficulties during our expansion, our revenues and profitability could be materially adversely affected.

One of our long term objectives is to increase revenues and profitability through market share leadership. Our ability to achieve market share leadership, however, is contingent upon our ability to open new stores and achieve operating results in new stores at the same level as our similarly situated current stores. There can be no assurance that we will be able to open stores in new markets at the rate required to achieve market leadership in such markets, identify and obtain favorable store sites, arrange favorable leases for stores, or obtain governmental and other third-party consents, permits, and licenses needed to open or operate stores in a timely manner, train and hire a sufficient number of qualified managers for new stores, attract a strong customer base and brand familiarity in new markets, or successfully compete with established retail tile stores in the new markets that we enter. Failure to open new stores in an effective and cost-efficient manner could place us at a competitive disadvantage as compared to retailers who are more adept than us at managing these challenges, which, in turn, could negatively affect our overall operating results.

Our same store sales fluctuate due to a variety of economic, operating, industry and environmental factors and may not be a fair indicator of our overall performance.

Our same store sales have experienced fluctuations, which can be expected to continue. Numerous factors affect our same store sales results, including among others, the timing of new and relocated store openings, the relative proportion of new and relocated stores to mature stores, cannibalization resulting from the opening of new stores in existing markets, changes in advertising and other operating costs, the timing and level of markdowns, changes in our product mix, weather conditions, retail trends, the retail sales environment, economic conditions, inflation, the impact of competition, and our ability to execute our business strategy efficiently. As a result, same store sales or operating results may fluctuate, and may cause the price of our securities to fluctuate significantly. Therefore, we believe that period-to-period comparisons of our same store sales may not be a fair indicator of our overall operating performance.

We intend to open additional stores in our existing markets, which may diminish sales by existing stores in those markets and strain our ability to find qualified personnel or divert our resources from our existing stores, negatively affecting our overall operating results.

Our expansion strategy includes plans to open additional stores in our existing markets as part of our plan to open two additional new stores in the remainder of 2012 and no fewer than 15 new stores in 2013. Because our stores typically draw customers from their local areas, additional stores may draw customers away from nearby existing stores and may cause same store sales performance at those existing stores to decline, which may adversely affect our overall operating results. In addition, our ability to open additional stores will be dependent on our ability to promote and/or recruit enough qualified field managers, store managers, assistant store managers, and sales associates. The time and effort required to train and supervise a large number of new managers and associates and integrate them into our culture may divert resources from our existing stores. If we are unable to profitably open additional stores in existing markets and limit the adverse impact of those new stores on existing stores, it may reduce our same store sales and overall operating results during the implementation of our expansion strategy.

Our expansion strategy will be dependent upon, and limited by, the availability of adequate capital.

Our expansion strategy will require additional capital for, among other purposes, opening new stores and entering new markets. Such capital expenditures will include researching real estate and consumer markets, lease, inventory, property and equipment costs, integration of new stores and markets into company-wide systems and programs, and other costs associated with new stores and market entry expenses and growth. If cash generated internally is insufficient to fund capital requirements, we will require additional debt or equity financing. Adequate financing may not be available or, if available, may not be available on terms satisfactory to us. In addition, our credit facility may limit the amount of capital expenditures that we may make annually, depending on our leverage ratio. If we fail to obtain sufficient additional capital in the future or we are unable to make capital expenditures under our credit facility, we could be forced to curtail our expansion strategies by reducing or delaying capital expenditures relating to new stores and new market entry. As a result, there can be no assurance that we will be able to fund our current plans for the opening of new stores or entry into new markets.

We depend on a number of suppliers, and any failure by any of them to supply us with products may impair our inventory and adversely affect our ability to meet customer demands, which could result in a decrease in revenues and/or gross margin.

Our current suppliers may not continue to sell products to us on acceptable terms or at all, and we may not be able to establish relationships with new suppliers to ensure delivery of products in a timely manner or on terms acceptable to us. We do not have long-term contractual supply agreements with our suppliers which obligate them to supply us with products at specified quantities or prices. We may not be able to acquire desired merchandise in sufficient quantities on terms acceptable to us in the future. We are also dependent on suppliers for assuring the quality of merchandise supplied to us. Our inability to acquire suitable merchandise in the future or the loss of one or more of our suppliers and our failure to replace them may harm our relationship with our customers and our ability to attract new customers, resulting in a decrease in net sales.

We source the approximately 4,000 products that we stock and sell from over 100 domestic and international vendors. We source a large number of those products from foreign manufacturers, including approximately 55% of our products from a group of 10 suppliers located primarily in Asia. We generally take title to these products overseas and are responsible for arranging shipment to our distribution centers. Financial instability among key vendors, political instability, trade restrictions, tariffs, currency exchange rates, and transport capacity and costs are beyond our control and could negatively impact our business if they seriously disrupt the movement of products through our supply chain or increased the costs of our products.

If our suppliers do not use ethical business practices or comply with applicable laws and regulations, our reputation could be harmed due to negative publicity and we could be subject to legal risk.

We do not control the operations of our suppliers. Accordingly, we cannot guarantee that our suppliers will comply with applicable environmental and labor laws and regulations or operate in a legal, ethical, and responsible manner. Violation of environmental, labor or other laws by our suppliers or their failure to operate in a legal, ethical, or responsible manner, could reduce demand for our products if, as a result of such violation or failure, we attract negative publicity. Further, such conduct could expose us to legal risks as a result of the purchase of products from non-compliant suppliers.

If customers are unable to obtain third-party financing at satisfactory rates, sales of our products could be materially adversely affected.

Our business, financial condition, and results of operations have been, and may continue to be affected, by various economic factors. Deterioration in the current economic environment could lead to reduced consumer and business spending, including by our customers. It may also cause customers to shift their spending to products that we either do not sell or that generate lower profitably for us. Further, reduced access to credit may adversely affect the ability of consumers to purchase our products. This potential reduction in access to credit may adversely impact our ability to offer customers credit card financing through third party credit providers on terms similar to those offered currently, or at all. In addition, economic conditions, including decreases in access to credit, may result in financial difficulties leading to restructuring, bankruptcies, liquidations and other unfavorable events for our customers, which may adversely impact our industry, business, and results of operations.

Any failure by us to successfully anticipate consumer trends may lead to loss of consumer acceptance of our products, resulting in reduced revenues.

Our success depends on our ability to anticipate and respond to changing trends and consumer demands in a timely manner. If we fail to identify and respond to emerging trends, consumer acceptance of our merchandise and our image with current or potential customers may be harmed, which could reduce our revenues. Additionally, if we misjudge market trends, we may significantly overstock unpopular products and be forced to reduce the sales price of such products, which would have a negative impact on our gross profit and cash flow. Conversely, shortages of products that prove popular could also reduce our revenues.

We depend on a few key employees, and if we lose the services of certain of our executive officers, we may not be able to run our business effectively.

Our future success depends in part on our ability to attract and retain key executive, merchandising, marketing, and sales personnel. Our executive officers include Robert Rucker, president and chief executive officer; Carl Randazzo, senior vice president — retail; and Joseph Kinder, senior vice president — operations. We have employment and non-compete arrangements with each of Messrs. Rucker, Randazzo, and Kinder. If any of these executive officers ceases to be employed by us, we would have to hire additional qualified personnel. Our ability to successfully hire other experienced and qualified executive officers cannot be assured, and may be difficult because we face competition for these professionals from our competitors, our suppliers and other companies operating in our industry. As a result, the loss or unavailability of any of our executive officers could have a material adverse effect on us.

We have entered into a $100 million credit facility. The burden of this additional debt could adversely affect us, make us more vulnerable to adverse economic or industry conditions, and prevent us from fulfilling our debt obligations or from funding our expansion strategy.

In connection with the Business Combination, we issued promissory notes in an aggregate principal amount of approximately $70 million. We have entered into a credit facility with Bank of America, N.A., as administrative agent and The Huntington National Bank, as syndication agent, for $100 million, including a term loan of $25 million and a revolving credit facility of $75 million, which we have used, in part, to repay the promissory notes issued in connection with the Business Combination. The terms of our credit facility and the burden of the indebtedness incurred thereunder could have serious consequences for us, such as:

•	limiting our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, expansion strategy, or other needs;
•	placing us at a competitive disadvantage compared to competitors with less debt;
•	increasing our vulnerability to, and reducing our flexibility in planning for, adverse changes in economic, industry, and competitive conditions; and
•	increasing our vulnerability to increases in interest rates if borrowings under the credit facility are subject to variable interest rates.

Our credit facility also contains negative covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability to, among other things:

•	incur indebtedness;
•	create liens;
•	engage in mergers or consolidations;
•	sell assets (including pursuant to sale and leaseback transactions);
•	pay dividends and distributions or repurchase our capital stock;
•	make investments, acquisitions, loans, or advances;
•	make capital expenditures;
•	repay, prepay, or redeem certain indebtedness;
•	engage in certain transactions with affiliates;
•	enter into agreements limiting subsidiary distributions;
•	enter into agreements limiting the ability to create liens;
•	amend our organizational document in a way that has a material effect on the lenders or administrative agent under our credit facility; and
•	change our lines of business.

A breach of any of these covenants could result in an event of default under our credit facility. Upon the occurrence of an event of default, the lender could elect to declare all amounts outstanding under such facility to be immediately due and payable and terminate all commitments to extend further credit, or seek amendments to our debt agreements that would provide for terms more favorable to such lender and that we may have to accept under the circumstances. If we were unable to repay those amounts, the lender under our credit facility could proceed against the collateral granted to them to secure that indebtedness.

If we fail to hire, train, and retain qualified managers, sales associates, and other employees, our enhanced customer service could be compromised and we could lose sales to our competitors.

A key element of our competitive strategy is to provide product expertise to our customers through our extensively trained, commissioned sales associates. If we are unable to attract and retain qualified personnel and managers as needed in the future, including qualified sales personnel, our level of customer service may decline, which may decrease our revenues and profitability.

If we are unable to renew or replace current store leases or if we are unable to enter into leases for additional stores on favorable terms, or if one or more of our current leases is terminated prior to expiration of its stated term and we cannot find suitable alternate locations, our growth and profitability could be negatively impacted.

We currently lease all of our store locations. Many of our current leases provide us with the unilateral option to renew for several additional rental periods at specific rental rates. Our ability to re-negotiate favorable terms on an expiring lease or to negotiate favorable terms for a suitable alternate location, and our ability to negotiate favorable lease terms for additional store locations, could depend on conditions in the real estate market, competition for desirable properties, our relationships with current and prospective landlords, or on other factors that are not within our control. Any or all of these factors and conditions could negatively impact our growth and profitability.

Compliance with laws or changes in existing or new laws and regulations or regulatory enforcement priorities could adversely affect our business.

We must comply with various laws and regulations at the local, regional, state, federal, and international levels. These laws and regulations change frequently and such changes can impose significant costs and other burdens of compliance on our business and vendors. Any changes in regulations, the imposition of additional regulations, or the enactment of any new legislation that affect employment/labor, trade, product safety, transportation/logistics, energy costs, health care, tax, or environmental issues, or compliance with the Foreign Corrupt Practices Act, could have an adverse impact on our financial condition and results of operations. Changes in enforcement priorities by governmental agencies charged with enforcing existing laws and regulations can increase our cost of doing business.

We may also be subject to audits by various taxing authorities. Changes in tax laws in any of the multiple jurisdictions in which we operate, or adverse outcomes from tax audits that we may be subject to in any of the jurisdictions in which we operate, could result in an unfavorable change in our effective tax rate, which could have an adverse effect on our business and results of operations.

As our stores are generally concentrated in the mid-western and mid-Atlantic regions of the United States, we are subject to regional risks.

We have a high concentration of stores in the mid-western and mid-Atlantic regions. If these markets individually or collectively suffer an economic downturn or other significant adverse event, there could be an adverse impact on same store sales, revenues, and profitability, and the ability to implement our planned expansion program. Any natural disaster or other serious disruption in these markets due to fire, tornado, hurricane, or any other calamity could damage inventory and could result in decreased revenues.

Our results may be adversely affected by fluctuations in raw material and energy costs.

Our results may be affected by the prices of the components and raw materials used in the manufacture of tile, setting and maintenance materials, and related accessories that we sell. These prices may fluctuate based on a number of factors beyond our control, including: oil prices, changes in supply and demand, general economic conditions, labor costs, competition, import duties, tariffs, currency exchange rates, and government regulation. In addition, energy costs have fluctuated dramatically in the past and may fluctuate in the future. These fluctuations may result in an increase in our transportation costs for distribution from our regional distribution centers to our retail stores, utility costs for our distribution and manufacturing centers and retail stores, and overall costs to purchase products from our vendors.

We may not be able to adjust the prices of our products, especially in the short-term, to recover these cost increases in raw materials and energy. A continual rise in raw material and energy costs could adversely affect consumer spending and demand for our products and increase our operating costs, both of which could have a material adverse effect on our financial condition and results of operations.

Our success is highly dependent on our ability to provide timely delivery to our customers, and any disruption in our delivery capabilities or our related planning and control processes may adversely affect our operating results.

Our success is due in part to our ability to deliver products quickly to our customers, which relies on successful planning and distribution infrastructure, including ordering, transportation and receipt processing, and the ability of suppliers to meet distribution requirements. Our ability to maintain this success depends on the continued identification and implementation of improvements to our planning processes, distribution infrastructure, and supply chain. We also need to ensure that our distribution infrastructure and supply chain keep pace with our anticipated growth and increased number of stores. The cost of these enhanced processes could be significant and any failure to maintain, grow, or improve them could adversely affect our operating results. Our business could also be adversely affected if there are delays in product shipments due to freight difficulties, strikes, or other difficulties at our suppliers’ principal transport providers, or otherwise.

Damage, destruction, or disruption of our distribution and manufacturing centers could significantly impact our operations and impede our ability to produce and distribute our products.

We rely on three regional distribution centers to supply products to all of our retail stores. In addition, we rely on our two manufacturing centers, located at two of our distribution centers, to manufacture our setting and maintenance materials. If any of these facilities, or the inventory stored in these facilities, were damaged or destroyed by fire or other causes, our distribution or manufacturing processes would be disrupted, which could cause significant delays in delivery. This could negatively impact our ability to stock our stores and deliver products to our customers, and cause our revenues and operating results to deteriorate.

Our ability to control labor costs is limited, which may negatively affect our business.

Our ability to control labor costs is subject to numerous external factors, including prevailing wage rates, the impact of legislation or regulations governing healthcare benefits or labor relations, such as the Employee Free Choice Act, and health and other insurance costs. If our labor and/or benefit costs increase, we may not be able to hire or maintain qualified personnel to the extent necessary to execute our competitive strategy, which could adversely affect our results of operations.

Our business exposes us to personal injury and product liability claims, which could result in adverse publicity and harm to our brands and our results of operations.

We are from time to time subject to claims due to the injury of an individual in our stores or on our property. In addition, we may be subject to product liability claims for the products that we sell. Our purchase orders generally do not require the manufacturer to indemnify us against any product liability claims arising from products purchased by us. Any personal injury or product liability claim made against us, whether or not it has merit, could be time-consuming and costly to defend, resulting in adverse publicity or damage to our reputation, and have an adverse effect on our results of operations. In addition, any negative publicity involving our vendors, employees, and other parties who are not within our control could negatively impact us.

Our business operations could be disrupted if our information technology systems fail to perform adequately or we are unable to protect the integrity and security of our customers’ information.

We depend upon our information technology systems in the conduct of all aspects of our operations. If our information technology systems fail to perform as anticipated, we could experience difficulties in virtually any area of our operations, including but not limited to replenishing inventories or delivering products to store locations in response to consumer demands. It is also possible that our competitors could develop better online platforms than us, which could negatively impact our internet sales. Any of these or other systems-related problems could, in turn, adversely affect our revenues and profitability.

In addition, in the ordinary course of our business, we collect and store certain personal information from individuals, such as our customers and suppliers, and we process customer payment card and check information. We also store credit card information and other personal information about our customers and we are currently assessing our compliance laws associated with the collection, security, and handling of personal information and intend to make any required changes in our systems and policies in response to this assessment. Our failure to comply with such laws, a breach of our network security and systems, or other events that cause the loss or public disclosure of, or access by third parties to, our customers’ personal information could have serious negative consequences for our business, including possible fines, penalties and damages, an unwillingness of customers to provide us with their credit card or payment information, harm to our reputation and brand, loss of our ability to accept and process customer credit card orders, and time-consuming and expensive litigation.

Computer hackers may attempt to penetrate our computer systems and, if successful, misappropriate personal information, payment card or check information, or confidential business information. In addition, an employee, contractor, or other third party with whom we do business may attempt to circumvent our security measures in order to obtain such information. The techniques used to obtain unauthorized access or sabotage systems change frequently and may originate from less regulated or remote areas around the world. As a result, we may be unable to proactively address these techniques or to implement adequate preventative measures.

Many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach often lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether successful or not, would harm our reputation and could cause the loss of customers.

We may not be able to timely and effectively implement controls and procedures required by Section 404 of the Sarbanes-Oxley Act of 2002 that are applicable to us.

We are subject to Section 404 of the Sarbanes-Oxley Act of 2002. The standards required for us as a public company under Section 404 of the Sarbanes-Oxley Act of 2002 are significantly more stringent than those required of us as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are applicable to us. If management is not able to implement the additional requirements of Section 404 in a timely manner or with adequate compliance, management may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our securities

Concentration of ownership may have the effect of delaying or preventing a change in control.

Our directors, executive officers, and holders of more than 5% of our common stock, together with their affiliates, beneficially hold a majority of our outstanding shares of common stock. As a result, these stockholders, if acting together, have the ability to determine the outcome of corporate actions requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our securities.

Future sales of our common stock may cause the market price of our securities to drop significantly, even if our business is doing well.

In accordance with lock-up agreements executed in connection with the consummation of the Business Combination, the former direct and indirect holders of equity interests in The Tile Shop and the JWCAC founders and their affiliates will be permitted to sell an aggregate of 34,014,536 shares of our common stock that they received in the Business Combination (other than 290,697 earnout shares, the treatment of which is described below) on the earlier of (i) the first anniversary of the consummation of the Business Combination, (ii) the date on which the trading price of our common stock exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period commencing at least 150 days after the closing date of the Business Combination and (iii) the date on which we consummate a liquidation, merger, stock exchange or other similar transaction that results in all of our stockholders having the right to exchange their shares of our common stock for cash, securities, or other property. The JWCAC founders will be permitted to sell the 290,697 earnout shares if, prior to the second anniversary of the consummation of the Business Combination, (i) the trading price of our common stock exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and similar events) for any 20 trading days within any 30 trading day period commencing on January 18, 2013 or (ii) we consummate a liquidation, merger, stock exchange, or other similar transaction that results in all of our stockholders having the right to exchange their shares of our common stock for cash, securities, or other property, the value of which equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and similar events). Notwithstanding the foregoing, compliance with the lock-up agreements has been waived with respect to the shares of common stock to be sold by the selling stockholders pursuant to this prospectus. The terms of the lock-up agreements may be amended or further waived.

Further, we, our officers and directors, and the selling stockholders have signed additional lock-up agreements under which we and they have agreed not to dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock without the prior written consent of Citigroup and Robert W. Baird & Co. Incorporated for a period of 90 days, subject to a possible extension under certain circumstances, after the date of this prospectus. For a further description of these agreement, see “Underwriting” beginning on page 82 of this prospectus.

In addition, the former direct and indirect holders of equity interests in The Tile Shop and the JWCAC founders hold registration rights, subject to certain limitations, with respect to our common stock that they received in the Business Combination pursuant to a registration rights agreement. The holders of a majority in interest of our common stock held by the former direct and indirect holders of equity interests in The Tile Shop will be entitled to require us, on up to four occasions, to register under the Securities Act of 1933, as amended, or the Securities Act, the shares of common stock that they received in the Business Combination. The holders of a majority in interest of our common stock held by the JWCAC founders will be entitled to require us, on up to two occasions, to register under the Securities Act the shares of common stock that they received in the Business Combination, and any shares that may be issued pursuant to the exercise of certain warrants held by them. The presence of these additional securities trading in the public market may have an adverse effect on the market price of our common stock.

Although our common stock is currently listed on The NASDAQ Global Market, there can be no assurance that we will be able to comply with the continued listing standards.

The NASDAQ Global Market may delist our common stock from trading on its exchange for failure to meet the continued listing standards. If our common stock were delisted from The NASDAQ Global Market, we and our stockholders could face significant material adverse consequences including:

•	a limited availability of market quotations for our common stock;
•	a determination that our common stock is a “penny stock” would require brokers trading in our common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;
•	a limited amount of analyst coverage; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.

The market price of our securities may decline and/or be volatile.

Fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there had not been a public market for our securities or The Tile Shop’s securities, and trading in JWCAC’s securities had not been active. Since the Business Combination, our common stock has subsequently traded as high as $16.99. An active, liquid, and orderly market for our securities may not be sustained and the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price that you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

•	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
•	changes in the market’s expectations about our operating results;
•	the effects of seasonality on our business cycle;
•	success of competitive retailers;
•	our operating results failing to meet the expectation of securities analysts or investors in a particular period;
•	changes in financial estimates and recommendations by securities analysts concerning us, the housing market, the retail specialty tile market, or the retail market in general;
•	operating and stock price performance of other companies that investors deem comparable to us;
•	our ability to market new and enhanced products on a timely basis;
•	changes in laws and regulations affecting our business;
•	commencement of, or involvement in, litigation involving us;
•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
•	the volume of shares of our common stock available for public sale;
•	any major change in our board of directors or management;
•	sales of substantial amounts of common stock by our directors, executive officers, or significant stockholders or the perception that such sales could occur; and
•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations, and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The NASDAQ Global Market and the stock market in general have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these securities, and of our securities, may not be predictable. A loss of investor confidence in the market for retail securities or the securities of other companies that investors perceive to be similar to us could depress the price of our securities regardless of our business, prospects, financial conditions, or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our common stock adversely, the price and trading volume of our common stock could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. If any of the analysts who cover us change their recommendation regarding our common stock adversely, or provide more favorable relative recommendations about our competitors, the price of our common stock would likely decline. If any analyst who covers us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our common stock price or trading volume to decline.

The exercise of warrants to purchase shares of our common stock will increase the number of shares eligible for future resale in the public market and result in dilution to our existing stockholders.

As of September 30, 2012, there were outstanding warrants to purchase an aggregate of 17,771,232 shares of our common stock. To the extent such warrants are exercised, additional shares of our common stock will be issued, which will result in dilution to the existing holders of our common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our common stock.

Our management will have broad discretion over the use of the proceeds that we receive from the exercise of the warrants to purchase shares of our common stock and might not apply the proceeds in ways that increase the value our securities.

Our management will have broad discretion to use the proceeds that we receive from the exercise of warrants to purchase shares of our common stock, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply these proceeds in ways that increase the value our securities. We intend to use these proceeds primarily for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters, repayment of indebtedness, and capital expenditures. We may also use a portion of these proceeds to acquire or invest in complementary products or businesses. Until we use these proceeds, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the proceeds that we receive from the exercise of warrants in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause the price of our securities to decline. You will not have the opportunity to influence our decisions on how we use the proceeds that we receive from the exercise of warrants.

We may redeem certain outstanding warrants to purchase shares of our common stock prior to their exercise at a time that it is disadvantageous to the holders thereof, thereby making such warrants worthless.

We have the ability to redeem certain outstanding warrants to purchase shares of our common stock at any time prior to their expiration at a price of $0.01 per warrant, provided that (i) the last reported sale price of our common stock equals or exceeds $18.00 per share for any 20 trading days within the 30 trading-day period ending on the third business day before we send the notice of such redemption and (ii) on the date that we give notice of redemption and during the entire period thereafter until the time all such warrants are redeemed, there is an effective registration statement under the Securities Act covering the shares of our common stock issuable upon exercise of such warrants and a current prospectus relating to them is available. Redemption of such warrants could force the holders thereof:

•	to exercise their warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so;
•	to sell their warrants at the then-current market price when they might otherwise wish to hold their warrants; or
•	to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of their warrants.

Registration of the shares of common stock underlying outstanding warrants and a current prospectus may not be in place when an investor desires to exercise warrants and, accordingly, we may be required to permit holders of such warrants to exercise their warrants on a cashless basis.

Under the agreement governing certain of our outstanding warrants to purchase shares of our common stock, we are obligated to use our best efforts to maintain the effectiveness of a registration statement under the Securities Act for the shares of common stock issuable exercise of such warrants, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. In addition, we are obligated to use our best efforts to register the shares of common stock issuable upon exercise of a warrant under the blue sky laws of the states of residence of the exercising warrant holder to the extent an exemption is not available.

In connection with the Business Combination, we registered the shares of common stock issuable upon exercise of such warrants on our registration statement on Form S-4 and intend to continue the effectiveness of such registration statement by filing any necessary post-effective amendments thereto. Nevertheless, if the effectiveness of such registration statement is not maintained, we will be required to permit holders to exercise their warrants on a cashless basis under certain circumstances specified in the warrant agreement.

We are a holding company with no business operations of our own and depend on cash flow from
The Tile Shop to meet our obligations.

We are a holding company with no business operations of our own or material assets other than the equity of our subsidiaries. All of our operations are conducted by our subsidiary, The Tile Shop. As a holding company, we will require dividends and other payments from our subsidiaries to meet cash requirements. The terms of any credit facility may restrict our subsidiaries from paying dividends and otherwise transferring cash or other assets to us. If there is an insolvency, liquidation, or other reorganization of any of our subsidiaries, our stockholders likely will have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before us, as an equityholder, would be entitled to receive any distribution from that sale or disposal. If The Tile Shop is unable to pay dividends or make other payments to us when needed, we will be unable to satisfy our obligations.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation and bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors. These provisions include:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;
•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
•	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;
•	the ability of our board of directors to determine to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;
•	the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;
•	limiting the liability of, and providing indemnification to, our directors and officers;
•	controlling the procedures for the conduct and scheduling of stockholder meetings;
•	providing the board of directors with the express power to postpone previously scheduled annual meetings of stockholders and to cancel previously scheduled special meetings of stockholders;
•	providing that directors may be removed prior to the expiration of their terms by stockholders only for cause; and
•	advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

These provisions, alone or together, could delay hostile takeovers and changes in control of us or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

USE OF PROCEEDS

The selling stockholders, including certain members of our board of directors and management, will receive all of the proceeds from this offering, and we will not receive any proceeds from the sale of shares in this offering. See “Principal and Selling Stockholders.”

PRICE RANGE OF SECURITIES

Our common stock has been traded on The NASDAQ Global Market under the symbol “TTS” since the consummation of the Business Combination on August 21, 2012. Prior to that time, there was no public market for our common stock. The following table shows the high and low sale prices per share of our common stock as reported on The NASDAQ Global Market for the periods indicated:

	Common Stock
	High	Low
Third Quarter 2012 (beginning August 21, 2012)	$16.99	$11.75
Fourth Quarter 2012 (through December 7, 2012)	$16.95	$12.00

On December 7, 2012, the closing price of our common stock as reported on The NASDAQ Global Market was $15.11 per share. As of December 7, 2012 we had approximately 34 holders of record of our common stock. This figure does not include the number of persons whose securities are held in nominee or “street” name accounts through brokers.

DIVIDENDS

We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on our common stock in the foreseeable future. While our board of directors may consider whether or not to institute a dividend policy, it is our present intention to retain any earnings for use in our business operations.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2012. This table should be read in conjunction with the information provided in “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes.

As of September 30, 2012
(in thousands)
Cash and cash equivalents	$5,961
Long-term liabilities:
Long-term debt, net of current portion	1,085
Deferred rent	17,751
Capital lease obligations, net of current portion	1,479
Promissory notes	66,271
Total long-term liabilities	86,586
Stockholders’ equity:
Common stock, par value $0.0001 per share; authorized: 100,000,000 shares; issued: 42,891,985 shares	4
Preferred stock, par value $0.0001 per share; authorized: 10,000,000 shares; issued 0 shares	—
Additional paid-in-capital	18,984
Retained earnings	23,318
Total stockholders’ equity	42,306
Total capitalization	$128,892

The outstanding share information set forth above is as of September 30, 2012 and excludes:

•	450,000 shares of common stock, subject to increase on an annual basis, reserved for issuance under our 2012 Equity Award Plan;
•	1,755,000 shares of common stock issuable upon exercise of outstanding options to purchase shares of common stock granted pursuant to our 2012 Equity Award Plan; and
•	17,771,232 shares of common stock issuable upon exercise of outstanding warrants to purchase shares of common stock at an exercise price of $11.50 per share.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth selected historical financial information derived from (i) our unaudited financial statements included elsewhere in this prospectus as of and for the nine months ended September 30, 2012 and 2011, (ii) our audited financial statements included elsewhere in this prospectus as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 and (iii) our audited financial statements not included in this report as of December 31, 2009, 2008 and 2007 and for the years ended December 31, 2008 and 2007. You should read the following selected financial data in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes appearing elsewhere in this prospectus.

	As of September 30, or for the nine months ended September 30,		As of December 31, or for the year ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Statement of Income Data
Net sales	$136,463	$115,015	$152,717	$135,340	$116,247	$118,960	$111,607
Cost of sales	37,025	30,298	40,321	36,124	31,706	34,001	33,588
Gross profit	99,438	84,717	112,396	99,216	84,541	84,959	78,019
Selling, general and administrative expenses	68,606	58,225	78,368	68,105	60,051	61,322	58,539
Deferred compensation expense	3,897	966	1,415	450	120	260	150
Income from operations	26,935	25,526	32,613	30,661	24,370	23,377	19,330
Interest expense	626	297	443	467	545	592	972
Other expense (income)	(23)	(36)	77	(124)	(73)	(675)	(563)
Income before income taxes	26,332	25,265	32,093	30,318	23,898	23,460	18,921
Benefit (provision) for income taxes(1)	4,299	(578)	(733)	(609)	(675)	(724)	(461)
Net income	$30,631	$24,687	$31,360	$29,709	$23,223	$22,736	$18,460
Earnings per share(1)	$0.91	$0.77	$0.97	$0.92	$0.72	$0.70	$0.57
Weighted average share outstanding	33,544	32,000	32,261	32,330	32,330	32,330	32,330
Balance Sheet Data
Cash and cash equivalents	$5,960	$12,253	$6,283	$14,117	$17,850	$3,631	$638
Inventories	40,662	42,704	43,744	35,358	26,342	28,046	22,891
Total assets	161,830	122,512	119,005	108,890	95,632	80,225	78,802
Total debt and capital lease obligations, including current maturities	73,226	4,964	4,853	5,582	4,574	5,035	6,334
Total stockholders' equity	42,306	81,492	75,147	69,437	62,000	49,586	39,084
Working capital	28,880	42,347	34,852	34,895	31,851	18,949	9,980
Cash Flow Data
Net cash provided by operating activities	$41,540	$23,597	$34,723	$32,461	$34,729	$25,156	$27,885
Net cash used in investing activities	(17,187)	(11,372)	(18,561)	(14,376)	(8,267)	(9,435)	(12,928)
Net cash used in financing activities	(24,676)	(14,089)	(23,994)	(21,819)	(12,243)	(12,728)	(14,330)
Other Selected Financial Data (unaudited)
Adjusted EBITDA(2)	$38,662	$32,687	$42,602	$38,472	$31,576	$30,818	$25,832
Adjusted EBITDA margin(2)	28.3%	28.4%	27.9%	28.4%	27.2%	25.9%	23.1%
Gross margin(3)	72.9%	73.7%	73.6%	73.3%	72.7%	71.4%	69.9%
Operating income margin(4)	19.7%	22.2%	21.4%	22.7%	21.0%	19.7%	17.3%
Same stores sales growth(5)	5.5%	6.1%	6.4%	11.4%	(4.6)%	(3.4)%	3.4%

(1)	Historical amounts do not include pro forma adjustments for income taxes as a result of our change in tax status, which was effective on August 21, 2012 upon consummation of the Business Combination.
(2)	We calculate Adjusted EBITDA by taking net income calculated in accordance with accounting principles generally accepted in the United States, or GAAP, and adding interest expense, income taxes, depreciation and amortization, deferred compensation, and stock-based compensation. Adjusted EBITDA margin is equal to Adjusted EBITDA divided by net sales. We believe that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and results of operations. Our management uses these non-GAAP measures to compare our performance to that of prior periods for trend analyses, for purposes of determining management incentive compensation, and for budgeting and planning purposes. These measures are used in financial reports prepared for management and our board of directors. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with other specialty retailers, many of which present similar non-GAAP financial measures to investors.

Our management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in our consolidated financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. We urge investors to review the reconciliation of our non-GAAP financial measures to the comparable GAAP financial measures and not to rely on any single financial measure to evaluate our business.

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Net income	$30,631	$24,687	$31,360	$29,709	$23,223	$22,736	$18,460
Interest expense	626	297	443	467	545	592	972
Income taxes	(4,299)	579	733	609	675	724	461
Depreciation and amortization	7,543	6,158	8,651	7,237	7,013	6,506	5,789
Deferred compensation expense	3,898	966	1,415	450	120	260	150
Stock-based compensation	263	—	—	—	—	—	—
Adjusted EBITDA	$38,662	$32,687	$42,602	$38,472	$31,576	$30,818	$25,832

(3)	Gross margin is gross profit divided by net sales.
(4)	Operating income margin is income from operations divided by net sales.
(5)	Same store sales growth is the percentage change in sales of comparable stores period over period. A store is considered comparable on the first day of the 13th month of operation. Same store sales growth amounts include total charges to customers less any actual returns. We do not include estimated return provisions or sale allowances in the same store sales calculation, as return reserves are calculated on a consolidated level, and the analysis does not include website sales. Same store sales data reported by other companies may be prepared on a different basis and therefore may not be useful for purposes of comparing our results to those of other businesses.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with “Selected Historical Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in prospectus. Among other things, those historical consolidated financial statements include more detailed information regarding the basis of presentation for the financial data than are included in the following discussion. This discussion contains forward-looking statements about our business, operations, and industry that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations, and intentions. Our future results and financial condition may differ materially from those that we currently anticipate as a result of the factors described in the sections entitled “Risk Factors” and “Information Concerning Forward-Looking Statements.”

Overview

We are a specialty retailer of manufactured and natural stone tiles, setting and maintenance materials, and related accessories in the United States. We offer a wide selection of products, attractive prices, and exceptional customer service in an extensive showroom setting. We operate 64 stores in 21 states, with an average size of 23,000 square feet. We also sell our products on our website.

We purchase our tile products and accessories directly from producers and manufacture our own setting and maintenance materials, such as thinset, grout, and sealers. We believe that our long-term producer relationships, together with our design, manufacturing and distribution capabilities, enable us to offer a broad assortment of high-quality products to our customers, who are primarily homeowners, at competitive prices. We have invested significant resources to develop our proprietary brands and product sources and believe that we are a leading retailer of stone tiles, accessories, and related materials in the United States.

We believe that the highly-fragmented U.S. retail tile market provides us with a significant opportunity to expand our store base. We have opened 11 new stores in the U.S. in 2012, and plan to open an additional two stores during the remainder of 2012 and no fewer than 15 stores in 2013. We believe that there will continue to be additional expansion opportunities in the United States and Canada. We expect store base growth will drive productivity and operational efficiencies.

In 2011, we reported net sales and income from operations of $152.7 million and $32.6 million, respectively. From December 31, 2007 to December 31, 2011, our net sales and income from operations increased at compounded annual growth rates of 8.2% and 14.0%, respectively. During that period, we opened 14 new retail locations and focused on cost control and implementing selected price increases in order to maintain our gross profit and income from operations. We plan to continue to focus on store growth and controlling costs.

Net cash flows provided by operating activities were $34.7 million and $32.5 million for 2011 and 2010, respectively, which were used to fund capital expenditures for opening new stores and daily operations. We expect to continue to fund our capital expenditures and daily operations from our operating cash flows and with borrowings pursuant to our credit facility. As of September 30, 2012, we had cash of $6.0 million and working capital of $28.9 million.

We plan to continue to invest in strong customer service by leveraging our highly-trained staff from our existing store base to train new store staff. In 2011, we began to deploy iPOS, a hand-held mobile device that provides our sales associates with real-time access to warehouse inventory, the ability to create a new customer order, process payments, edit orders, and look up a customer’s contact information and order history while on the store floor. We completed the deployment of iPOS to all of our stores in 2012. We continue to invest in our marketing and brand management, website improvements, and growing use of social media. We also plan to maintain our marketing and brand management by periodically remodeling our in-store displays and developing content about our store and products for smart phones and tablets. In 2011, approximately 50% of our net sales were from repeat customers.

As a result of the Business Combination, we anticipate incurring incremental general and administrative expenses of approximately $2 million annually that are attributable to operating as a publicly traded company. These expenses will include annual and quarterly reporting; Sarbanes-Oxley compliance expenses; expenses associated with listing on The NASDAQ Global Market; chief financial officer and additional staff compensation; legal fees; independent auditor fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance costs; and director compensation. In addition, we expect to incur approximately $1.9 million annually of non-cash, stock based compensation expense. The effect of these incremental general and administrative expenses are not reflected in The Tile Shop’s historical consolidated financial statements.

Our business is subject to seasonal fluctuations and generally has experienced more sales and a greater portion of income from operations during the first two quarters of our fiscal year and slower activity in the fourth quarter due to holidays. We expect this trend to continue for the foreseeable future.

Recent Developments

On October 3, 2012, we and our subsidiaries entered into a credit agreement with Bank of America, N.A. and The Huntington National Bank. The credit agreement provides us with a $100 million senior secured credit facility, comprised of a five-year $25 million term loan and a $75 million revolving line of credit. Borrowings pursuant to the credit agreement bear interest at either a base rate or a LIBOR-based rate, at our option. The LIBOR-based rate ranges from LIBOR plus 1.75% to 2.25%, depending on The Tile Shop’s leverage ratio. The base rate will be equal to the greatest of: (a) the Federal funds rate plus 0.50%, (b) the Bank of America “prime rate,” and (c) the Eurodollar rate plus 1.00%, in each case plus 0.75% to 1.25% depending on The Tile Shop’s leverage ratio. Borrowings under the term loan require quarterly principal payments of $0.875 million. The credit agreement contains customary events of default, conditions to borrowings, and restrictive covenants, including restrictions on our ability to dispose of assets, make acquisitions, incur additional debt, incur liens, make investments, or enter into certain types of related party transactions. The credit agreement also includes financial and other covenants including covenants to maintain certain fixed charge coverage ratios and rent adjusted leverage ratios. In connection with the credit agreement, we and our subsidiaries also (i) entered into a security agreement pursuant to which we and each of our subsidiaries granted to the lenders under the credit agreement a first priority security interest in certain accounts, inventory, equipment, general intangibles, chattel paper, letters of credit, and other assets to secure our obligations and those of our subsidiaries under the credit agreement and (ii) agreed to guaranty the our obligations and those of subsidiaries under the credit agreement.

We have used borrowings pursuant to the credit agreement to pay all outstanding obligations pursuant to the approximately $70 million of promissory notes that we issued in connection with the Business Combination. Additional borrowings pursuant to the credit agreement may be used to support our growth and for working capital purposes.

Key Components of our Consolidated Statements of Income

  Net Sales

Net sales represent total charges to customers and include freight charged to customers. The increase in net sales in recent years has been a result of store base growth, increases in same store sales, expansion of product lines, and a gradually improving national economy. From 2009 to 2011, our net sales grew 31.4% to $152.7 million.

The table below sets forth information about our same store sales growth from 2009 to September 30, 2012. Our increase in same store sales growth is primarily attributable to increases in volume. Same store sale amounts include total charges to customers less any actual returns. We do not include estimated return provisions or sales allowances in the same store sales calculation, as return reserves are calculated at the consolidated level. In general, we consider a store comparable on the first day of the 13th month of operation.

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009
Same store sales growth	5.5%	6.1%	6.4%	11.4%	(4.6)%

Same store sales growth for the three months ended March 31, 2012, June 30, 2012, and September 30, 2012 was 9.9%, 3.1%, and 5.9%, respectively.

We opened five, five, and one new stores in 2011, 2010, and 2009, respectively. Net sales at new stores are generally lowest in the first few months after a location is opened and generally increase over time. We expect a store’s net sales to increase faster during its first three years of operation than in its later years. Store locations opened in existing markets tend to have higher net sales in the first year of operation than store locations opened in new markets, as a portion of such net sales come from more mature stores in those markets.

  Cost of Sales

Cost of sales (excluding depreciation and amortization) consists primarily of costs associated with purchasing products and delivering them to customers, as well as costs associated with manufacturing of maintenance materials.

  Gross Profit

Gross profit is net sales less cost of sales. Gross margin is the percentage determined by dividing gross profit by net sales.

In 2011, 2010, and 2009 our gross margin was 73.6%, 73.3%, and 72.7%, respectively. For the nine months ended September 30, 2012 and 2011, our gross margin was 72.9% and 73.7%, respectively. We have been able to maintain stable gross margins as a result of product cost control and expect that our gross margin will continue in the same range.

  Selling, General, and Administrative Expenses

Payroll costs and occupancy expenses have historically been our most significant selling, general, and administrative expenses. Payroll costs exclude costs associated with manufacturing labor costs, as those costs are included in cost of sales. In 2011, 2010, and 2009, our selling, general, and administrative expenses as a percentage of net sales was 52.2%, 50.7%, and 51.8%, respectively. For the nine months ended September 30, 2012 and 2011, selling, general, and administrative expenses as a percentage of net sales was 50.3% and 50.6%, respectively. We expect to continue making investments in our corporate infrastructure commensurate with our growth strategy.

Since the consummation of the Business Combination, we have incurred, and expect to continue to incur, increased incremental general and administrative expenses attributable to operating as a publicly traded company. These costs include those associated with Securities and Exchange Commission reporting, Sarbanes-Oxley compliance, and listing on The NASDAQ Global Market, as well as increased compensation to our financial personnel, professional fees, insurance costs, director compensation.

  Income Taxes

We are subject to income tax in the United States as well as other tax jurisdictions in which we conduct business. Our effective tax rates for the three and nine months ended September 30, 2012 are not necessarily indicative of the effective tax rate that may be expected for fiscal year 2012 or future periods.

Adjusted EBITDA

We calculate Adjusted EBITDA by taking net income calculated in accordance with accounting principles generally accepted in the United States, or GAAP, and adding interest expense, income taxes, depreciation and amortization, deferred compensation, and stock-based compensation. Adjusted EBITDA margin is equal to Adjusted EBITDA divided by net sales. We believe that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and results of operations. Our management uses these non-GAAP measures to compare our performance to that of prior periods for trend analyses, for purposes of determining management incentive compensation, and for budgeting and planning purposes. These measures are used in financial reports prepared for management and our board of directors. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with other specialty retailers, many of which present similar non-GAAP financial measures to investors.

Our management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in our consolidated financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. We urge investors to review the reconciliation of our non-GAAP financial measures to the comparable GAAP financial measures and not to rely on any single financial measure to evaluate our business.

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Net income	$30,631	$24,687	$31,360	$29,709	$23,223	$22,736	$18,460
Interest expense	626	297	443	467	545	592	972
Income taxes	(4,299)	579	733	609	675	724	461
Depreciation and amortization	7,543	6,158	8,651	7,237	7,013	6,506	5,789
Deferred compensation expense	3,898	966	1,415	450	120	260	150
Stock-based compensation	263	—	—	—	—	—	—
Adjusted EBITDA	$38,662	$32,687	$42,602	$38,472	$31,576	$30,818	$25,832

Comparison of the Nine Months Ended September 30, 2012 and the Nine Months Ended September 30, 2011

	Nine months ended September 30
	2012	% of sales	2011	% of sales
Net sales	$136,463,028		$115,014,677
Cost of sales	37,025,108	27.1%	30,297,496	26.3%
Gross profit	99,437,920	72.9%	84,717,181	73.7%
Selling, general and administrative expenses	68,605,613	50.3%	58,224,776	50.6%
Deferred compensation expense	3,896,799	2.9%	966,439	0.8%
Income from operations	26,935,508	19.7%	25,525,966	22.2%
Interest expense	626,023	0.5%	296,839	0.3%
Other expense (income)	(23,052)	0.0%	(36,116)	0.0%
Income before income taxes	26,332,537	19.3%	25,265,243	22.0%
Benefit (provision) for income taxes	4,298,866	3.2%	(578,603)	-0.5%
Net income	$30,631,403	22.4%	$24,686,640	21.5%

  Net Sales

Net sales increased by $21.4 million, or 18.6%, for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011. This increase is primarily due to net sales of $14.8 million from 11 new stores, and an increase of $6.6 million from same store sales growth.

  Gross Profit

Gross profit increased $14.7 million, or 17.4%, for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011, primarily due to the increase in net sales. Gross margin decreased 0.9% for the nine months ended September 30, 2012 from the nine months ended September 30, 2011, primarily due to slightly higher product related costs and transportation expenses.

  Selling, General, and Administrative Expenses

Selling, general, and administrative expenses increased $10.4 million, or 17.8%, for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011. Selling, general, and administrative expenses as a percentage of net sales decreased from 50.6% to 50.3% for the nine months ended September 30, 2012 compared to nine months ended September 30, 2011. The increase in selling, general, and administrative expenses was primarily due to increased payroll costs of $5.5 million, increased rent and occupancy costs of $1.5 million, and increased depreciation and amortization of $1.4 million, primarily as a result of opening new stores. Selling, general and administrative expense also included an increase in stock compensation expense of $0.3 million.

  Deferred Compensation Expense

Deferred compensation expenses increased $2.9 million, or 303%, for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011. The increase in deferred compensation expense was primarily due to the termination of The Tile Shop’s historical equity incentive deferred compensation plan, or the Deferred Compensation Plan, and the related agreement to make a lump-sum cash payment to each former participant in our Deferred Compensation Plan, as well as accelerated vesting of certain membership interests in The Tile Shop in connection with the consummation of the Business Combination. We will not recognize any additional expense related to the foregoing.

  Income From Operations and Operating Margin

As a result of the above, income from operations increased by $1.4 million, or 5.5%, for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011. Operating income margin decreased from 22.2% to 19.7% for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011. Excluding the non-recurring deferred compensation costs in each period, income from operations would have been $30.8 million and $26.5 million for the nine months ended September 30, 2012 and 2011, respectively, which represents a 16.2% increase in the 2012 period from the 2011 period.

  Interest Expense

Interest expense increased $0.3 million, or 111%, for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011. The increase is primarily due to interest incurred on the promissory notes issued in connection with the Business Combination, which have been repaid in full. In future periods, we expect interest expense to be consistent with or slightly higher than the expense for the three months ended September 30, 2012 as a result of borrowings under our credit facility.

  Income Tax Provision (Benefit)

Income tax benefit increase $4.8 million for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011 as a result of our becoming a taxable entity rather than a pass-through entity. In connection with becoming a taxable entity as a result of the Business Combination, we recognized $5.3 million of net deferred tax assets, which was offset by a tax expense of $0.5 million for the period from August 21, 2012 through September 30, 2012.

  Net Income

As a result of the above, net income increased by $5.9 million, or 24.1%, for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011.

Comparison of 2011 to 2010

	Years Ended December 31,
	2011	% of sales	2010	% of sales
Net sales	$152,717		$135,340
Cost of sales	40,321	26.4%	36,124	26.7%
Gross profit	112,396	73.6%	99,216	73.3%
Selling, general and administrative expenses	78,368	51.3%	68,105	50.3%
Deferred compensation expense	1,415	0.9%	450	0.3%
Income from operations	32,613	21.4%	30,661	22.7%
Interest expense	443	0.3%	467	0.3%
Other expense (income)	77	0.1%	(124)	(0.1)%
Income before income taxes	32,093	21.0%	30,318	22.5%
Benefit (provision) for income taxes	(733)	(0.5)%	(609)	(0.5)%
Net income	$31,360	20.5%	$29,709	22.0%

  Net Sales

Net sales increased by $17.4 million, or 12.8%, from 2010 to 2011. This increase is primarily due to a net sales increase of $2.6 million from five new stores, an increase of $14.4 million from same store sales growth, and an increase of $0.4 million from online store sales. In 2011, we also expanded the number of products that we sell.

  Gross Profit

Gross profit increased $13.2 million, or 13.3%, from 2010 to 2011, primarily due to the increase in net sales. Gross margin increased from 73.3% to 73.6% from 2010 to 2011.

  Selling, General, and Administrative Expenses

Selling, general, and administrative expenses increased $11.2 million, or 16.4%, from 2010 to 2011. Selling, general, and administrative expenses as a percentage of net sales increased 1.5% from 2010 to 2011. The increase in selling, general, and administrative expenses was primarily due to increased payroll costs of $5.5 million and additional occupancy costs of $3.4 million, primarily as a result of opening new stores. Occupancy costs are higher for new stores compared to existing stores due to the gradually improving economy and opening new stores in more expensive real estate markets. In 2011, selling, general, and administrative expenses also includes a charge of $1.4 million related to our Deferred Compensation Plan.

  Income From Operations and Operating margin

As a result of the above, income from operations increased by $2.0 million, or 6.4%, from 2010 to 2011. Operating income margin decreased from 22.7% to 21.4% from 2010 to 2011.

  Net Income

As a result of the changes noted above, net income increased by $1.7 million, or 5.6%, from 2010 to 2011.

Comparison of 2010 to 2009

	Years Ended December 31,
	2010	% of sales	2009	% of sales
Net sales	$135,340		$116,247
Cost of sales	36,124	26.7%	31,706	27.3%
Gross profit	99,216	73.3%	84,541	72.7%
Selling, general and administrative expenses	68,105	50.3%	60,051	51.7%
Deferred compensation expense	450	0.3%	120	0.1%
Income from operations	30,661	22.7%	24,370	21.0%
Interest expense	467	0.3%	545	0.5%
Other expense (income)	(124)	(0.1)%	(73)	(0.1)%
Income before income taxes	30,318	22.5%	23,898	20.6%
Benefit (provision) for income taxes	(609)	(0.5)%	(675)	(0.6)%
Net income	$29,709	22.0%	$23,223	20.0%

  Net Sales

Net sales increased $19.1 million or 16.4%, from 2009 to 2010. This increase is primarily due to a net sales increase of $3.1 million from five new stores, an increase of $15.8 million from same store sales growth, and an increase of $0.2 million from online store sales.

  Gross Profit

Gross profit increased by $14.7 million, or 17.4%, from 2009 to 2010, primarily due to the increase in net sales. Gross margin increased from 72.7% to 73.3% from 2009 to 2010, primarily due to minor reductions in product cost.

  Selling, General, and Administrative Expenses

Selling, general, and administrative expenses increased $8.1 million, or 13.4%, from 2009 to 2010. Selling, general, and administrative expenses as a percentage of net sales decreased 1.4% from 2009 to 2010. The increase in selling, general, and administrative expenses was primarily due to increased payroll costs of $5.1 million and additional occupancy costs of $1.5 million, primarily as a result of opening new stores.

  Income From Operations and Operating Margin

As a result of the above, income from operations increased by $6.3 million, or 25.8%, from 2009 to 2010. Operating margin increased from 21.0% to 22.7% from 2009 to 2010.

  Net Income

As a result of the changes noted above, net income increased by $6.5 million or, 27.9% from 2009 to 2010.

Liquidity and Capital Resources

Our principal liquidity requirements have been for working capital and capital expenditures. Our principal sources of liquidity are $6.0 million of cash and cash equivalents at September 30, 2012, our cash flow from operations, and borrowings available under our credit facility. We expect to use this liquidity for general corporate purposes, including opening new stores, purchasing additional merchandise inventory and maintaining our existing stores.

On October 3, 2012, we and our subsidiaries entered into a credit agreement with Bank of America, N.A. and The Huntington National Bank. The credit agreement provides us with a $100 million senior secured credit facility, comprised of a five-year $25 million term loan and a $75 million revolving line of credit. Borrowings pursuant to the credit agreement bear interest at either a base rate or a LIBOR-based rate, at our option. The LIBOR-based rate ranges from LIBOR plus 1.75% to 2.25%, depending on The Tile Shop’s leverage ratio. The base rate will be equal to the greatest of: (a) the Federal funds rate plus 0.50%, (b) the

Bank of America “prime rate,” and (c) the Eurodollar rate plus 1.00%, in each case plus 0.75% to 1.25% depending on The Tile Shop’s leverage ratio. Borrowings under the term loan require quarterly principal payments of $0.875 million. The credit agreement contains customary events of default, conditions to borrowings, and restrictive covenants, including restrictions on our ability to dispose of assets, make acquisitions, incur additional debt, incur liens, make investments, or enter into certain types of related party transactions.

We have used borrowings pursuant to the credit agreement to pay all outstanding obligations pursuant to the approximately $70 million of promissory notes that we issued in connection with the Business Combination, or the Promissory Notes. Due to the fact that we effectively refinanced the Promissory Notes with borrowings under our credit facility, we have classified the Promissory Notes obligation as of September 30, 2012 in accordance with our payment obligations under our credit facility. Accordingly, the portion of the term loan provided by the credit facility that is required to be repaid within a year, along with the accrued interest on the Promissory Notes have been included in current liabilities on the September 30, 2012 balance sheet.

Additional borrowings pursuant to the credit facility may be used to support our growth and for working capital purposes.

We believe that our cash flow from operations, together with our existing cash and cash equivalents, and borrowings available under our credit facility will be sufficient to fund our operations and anticipated capital expenditures over at least the next 12 months.

In 2012, we expect to make capital expenditures of approximately $26 million. In addition to general capital requirements, we intend to open 13 new stores during 2012, 11 of which have been opened to date, with an expected aggregate cost of approximately $18 million. We also plan to spend $1.3 million to renovate our existing in-store displays and $2.4 million to expand one of our distribution centers. We have made capital expenditures of approximately $16.2 million during the nine months ended September 30, 2012. We intend to open no fewer than 15 stores at an expected aggregate cost of approximately $21 million in 2013.

As a result of our becoming a public company in connection with the Business Combination, we anticipate incurring incremental general and administrative expenses of approximately $2 million annually. These expenses will include annual and quarterly reporting; Sarbanes-Oxley compliance expenses; expenses associated with listing on The NASDAQ Global Market; chief financial officer and additional staff compensation; legal fees; independent auditor fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance costs; and director compensation. The effect of these incremental general and administrative expenses are not reflected in our historical consolidated financial statements.

Our future capital requirements will vary based on the number of additional stores, distribution centers, and manufacturing facilities that we open, the number of stores that we choose to renovate, and the number and size of any acquisition that we chooses to make. Our decisions regarding opening, relocating, or renovating stores, and whether to engage in strategic acquisitions, will be based in part on macroeconomic factors and the general state of the U.S. economy, as well as the local economies in the markets in which our stores are located.

  Cash Flows

The following table summarizes our cash flow data 2011, 2010, and 2009, and for the nine months ended September 30, 2012 and 2011.

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009
	(in thousands)
Net cash provided by operating activities	$41,540	$23,597	$34,723	$32,461	$34,729
Net cash used in investing activities	(17,187)	(11,372)	(18,561)	(14,376)	(8,267)
Net cash used in financing activities	(24,676)	(14,089)	(23,994)	(21,819)	(12,243)

  Operating Activities

Cash flows from operating activities are significantly influenced by net income, depreciation and amortization of property, plant and equipment, amortization of deferred rent, and changes in working capital.

In the nine months ended September 30, 2012, cash provided by operating activities was $41.5 million, driven primarily by our net income of $30.6 million, which was reduced by non-cash charges of $7.7 million, including $7.5 million of depreciation and amortization, $0.3 million of stock-based compensation, $2.2 million of deferred rent, and $3.8 million of deferred compensation costs, offset by a non-cash income tax benefit of $5.3 million. In addition, these cash inflows were increased by a reduction in working capital of $2.9 million, which included a $0.4 million increase in trade receivables, a $3.1 million decrease in inventories, a $3.7 million increase in prepaid expenses and other current assets, a $4.7 million increase in accounts payable, and a $1.4 million decrease in accrued expenses and other liabilities.

In the nine months ended September 30, 2011, cash provided by operating activities was $23.6 million, driven primarily by our net income of $24.7 million, which was reduced by non-cash charges of $8.7 million, including $6.2 million of depreciation and amortization, $1.0 million of deferred compensation, and $1.5 million of deferred rent. These cash inflows were offset by an increase in working capital of $9.7 million, which included a $7.3 million increase in inventories, a $2.3 million increase in prepaid expenses and other current assets, a $1.0 million decrease in accounts payable, and a $0.9 million increase in accrued expenses and other liabilities.

In 2011, cash provided by operating activities was $34.7 million, driven primarily by our net income of $31.4 million, which was reduced by non-cash charges of $12.8 million, including $8.7 million of depreciation and amortization, $2.5 million of deferred rent, $1.4 million of stock-based compensation, and a $0.2 million loss on disposal of property, plant, and equipment. These cash inflows were offset by an increase in working capital of $9.4 million, which included a $0.2 million decrease in trade receivables, a $8.4 million increase in inventories, a $0.4 million increase in prepaid expenses and other current assets, a $1.8 million decrease in accounts payable, and a $1.0 million increase in accrued expenses and other liabilities.

In 2010, cash provided by operating activities was $32.5 million, driven primarily by our net income of $29.7 million, which was reduced by non-cash charges of $9.3 million, including $7.2 million of depreciation and amortization, $1.5 million of deferred rent, $0.1 million of accretion of special cash distribution units, $0.1 million loss on disposal of property, plant, and equipment, and $0.5 million of stock-based compensation. These cash inflows were offset by an increase in net working capital of $6.6 million, which included a $0.2 million increase in trade receivables, a $9.0 million increase in inventories, a $1.1 million increase in prepaid expenses and other current assets, a $3.4 million increase in accounts payable, and a $0.3 million increase in accrued expenses and other liabilities.

In 2009, cash provided by operating activities was $34.7 million, driven primarily by our net income of $23.2 million, which was reduced by non-cash charges of $9.3 million, including $7.0 million of depreciation and amortization, $2.0 million of deferred rent, and $0.1 million of stock-based compensation. In addition, these cash inflows were increased by a reduction in net working capital of $2.2 million which included a $0.1 million decrease in trade receivables, a $1.7 million decrease in inventories, a $0.3 million increase in prepaid expenses and other current assets, a $0.5 million increase in account payable, and a $0.2 million increase in accrued expenses and other liabilities.

  Investing Activities

Net cash used in investing activities was $18.6 million, $14.4 million, $8.3 million, $17.2 million, and $11.4 million in 2011, 2010, 2009, and the nine months ended September 30, 2012 and 2011, respectively. Net cash used in investing activities in each period included capital purchases of store fixtures, equipment and leasehold improvements for stores opened or remodeled, and routine capital purchases of computer hardware and software.

  Financing Activities

Net cash used in financing activities was $24.0 million, $21.8 million, $12.2 million, $24.6 million and $14.1 million in 2011, 2010, 2009, and the nine months ended September 30, 2012 and 2011, respectively. These cash uses were primarily due to distributions to members of The Tile Shop and principal payments on long-term debt. Cash used in financing activities in 2010 increased compared to 2009 due to higher distributions to members of The Tile Shop as a result of our strong performance in 2010 compared to 2009.

  Off-balance Sheet Arrangements

As of September 30, 2012 and December 31, 2011, we did not have any “off-balance sheet arrangements” (as such term is defined in Item 303 of Regulation S-K) that could have a current or future effect on our financial condition, changes in financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources.

  Contractual Arrangements

The following table summarizes certain of our contractual obligations at December 31, 2011 and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	5+ Years
	(in thousands)
Long-term debt including principal and interest(1)	$3,088	$594	$1,483	$197	$814
Operating lease obligations(2)	215,975	12,226	25,864	25,543	152,342
Capital lease obligations(3)	3,196	467	944	622	1,163
Total contractual obligations(4)	$222,259	$13,287	$28,291	$26,362	$154,319

(1)	Includes total interest of $84,000, comprised of $35,000 of interest for the period of less than 1 year, $33,000 of interest for the period of 1 – 3 years, $7,000 of interest for the period of 4 – 5 years, and $9,000 of interest for the period of 5+ years.
(2)	Includes that base or current renewal period for our operating leases, which contain varying renewal provisions.
(3)	Includes total interest of $1,347,000, comprised of $273,000 of interest for the period of less than 1 year, $434,000 of interest for the period of 1 – 3 years, $275,000 of interest for the period of 4 – 5 years, and $365,000 of interest for the period of 5+ years.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with GAAP. The preparation of our financial statements and related disclosures requires us to make estimates, assumptions, and judgments that affect the reported amount of assets, liabilities, revenues, costs and expenses, and related disclosures. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances, but all such estimates and assumptions are inherently uncertain and unpredictable. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from those estimates and assumptions, and it is possible that other professionals, applying their own judgment to the same facts and circumstances, could develop and support alternative estimates and assumptions that would result in material changes to our operating results and financial condition. Our most critical accounting policies are summarized below. For further information on our critical and other significant accounting policies, see the notes to the condensed consolidated financial statements appearing elsewhere in this prospectus.

  Recognition of Revenue

We recognize sales at the time that the customer takes possession of the merchandise. We recognize service revenue, which consists primarily of freight charges for home delivery, when the service has been rendered. We are required to charge and collect sales and other taxes on sales to our customers and remit these taxes back to government authorities. Sales and other taxes are recorded net in the consolidated balance sheets but excluded from the consolidated statements of income. Net sales are reduced by an allowance for anticipated sales returns that we estimate based on historical sales trends and experience. Any reasonably likely changes that may occur in the assumptions underlying our allowance estimates would not be expected to have a material impact on our financial condition or operating performance.

Our revenue recognition accounting methodology contains uncertainties because it requires management to make assumptions and to apply judgment to estimate future sales returns and exchanges and the associated costs. The customer may receive a refund or exchange the original product for a replacement of equal or similar quality for an indefinite period of time after the original purchase. Products received back under this policy are reconditioned pursuant to state laws and resold.

We have historically not had any material changes to the estimated liability for sales returns and exchanges. However, if actual results are not consistent with its estimates or assumptions, we may be exposed to losses or gains that could be material.

  Stock-based Compensation

We have granted equity-linked incentives to certain of our employees. We account for equity-linked incentives in accordance with ASC 718 “Stock Compensation”. ASC 718 addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments.

We have granted cash-settled and equity-settled awards. Prior to the consummation of the Business Combination, the cash-settled awards were classified as liabilities as required under ASC 718. At each reporting date, the liability was measured at intrinsic value with resulting changes recognized in our consolidated statements of income.

As of the consummation of Business Combination, we have only equity-settled awards. We measure compensation cost for equity-settled awards at fair value on the date of grant and recognize compensation cost in our condensed consolidated statements of income over the service or performance period through which the award is expected to vest. We determine compensation cost by using option pricing models.

  Property, Plant, and Equipment

Property, plant and equipment is carried at cost less accumulated depreciation, which is amortized over the useful life of the assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or lease period (including expected renewal periods). Property, plant, and equipment are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our investment in store leasehold improvements, including fixtures and equipment, is the most significant component of property, plant, and equipment.

When evaluating property, plant, and equipment for potential impairment, if certain impairment indicators exist, we first compare the carrying value of the asset’s undiscounted estimated future cash flows. If the estimated future cash flows are less than the carrying value of the asset, we calculate an impairment loss. The impairment loss calculation compares the carrying value of the asset to the asset’s estimated fair value, which is based on estimated future discounted cash flows. We recognize impairment if the amount of the asset’s carrying value exceeds the asset’s estimated fair value. Based upon the impairment review, there were no impairment losses to report in the financial statements.

Our impairment loss calculations contain uncertainties because they require management to make assumptions and to apply judgment to estimated future cash flows and asset fair values, including forecasting useful lives of the assets and selecting the discount rate that reflects the risk inherent in future cash flows.

We have not made any material changes in the policy that we use to assess impairment losses.

We have not incurred any material impairment losses in the past and do not believe that a reasonable likelihood exists that there will be a material change in the estimates or assumptions used to calculate property, plant, and equipment asset impairment losses. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to losses that could be material.

New Accounting Pronouncements

There have been no new accounting pronouncements that we would expect to have a significant impact on our results of operations, financial condition or liquidity.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks include primarily inflation, interest rate risk, and credit concentration risk.

  Inflation

Inflationary factors such as increases in the cost of our products and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general, and administrative expenses as a percentage of revenues if the selling prices of our products do not increase with these increased costs.

  Interest Rate Risk

We are exposed to interest rate risk through the investment of our cash and cash equivalents and in connection with borrowings under our $100 million credit facility. Borrowings under our revolving credit facility bear interest at either a base rate or a LIBOR-based rate, at our option. The LIBOR-based rate ranges from LIBOR plus 1.75% to 2.25%, depending on The Tile Shop’s leverage ratio. The base rate will be equal to the greatest of: (a) the Federal funds rate plus 0.50%, (b) the Bank of America “prime rate,” and (c) the Eurodollar rate plus 1.00%, in each case plus 0.75% to 1.25% depending on The Tile Shop’s leverage ratio. We invest in short-term investments with maturities of three months or less. Changes in interest rates affect the interest income that we earn in connection with these investments, and therefore impacts our cash flows and results of operations.

We currently do not engage in any significant interest rate hedging activity and currently have no intention to do so in the foreseeable future. However, in an effort to mitigate losses associated with interest rate risk, we may at times in the future enter into derivative financial instruments, although we have not historically done so to a significant extent. We do not, and do not intend to, engage in the practice of trading derivative securities for profit.

  Credit Concentration Risk

Financial instruments, which may subject us to concentration of credit risk, consist principally of cash deposits. We maintain cash balances at financial institutions with strong credit ratings. However, the amounts invested with financial institutions are generally in excess of FDIC insurance limits.

BUSINESS

Overview

We are a specialty retailer of manufactured and natural stone tiles, setting and maintenance materials, and related accessories in the United States. We offer a wide selection of products, attractive prices, and exceptional customer service in an extensive showroom setting. We sell over 4,000 products from around the world, including ceramic, porcelain, glass, and stainless steel manufactured tiles and, marble, granite, quartz, sandstone, travertine, slate, and onyx natural tiles, primarily under our proprietary Rush River, Fired Earth, and Superior brand names. We purchase our tile products and accessories directly from producers and manufacture our own setting and maintenance materials, such as thinset, grout, and sealers. We operate 64 stores in 21 states, with an average size of 23,000 square feet. We also sell our products on our website.

We believe that our long-term producer relationships, together with our design, manufacturing and distribution capabilities, enable us to offer a broad assortment of high-quality products to our customers, who are primarily homeowners, at competitive prices. We have invested significant resources to develop our proprietary brands and product sources and believe that we are a leading retailer of stone tiles, accessories, and related materials in the United States.

In 2011, we reported net sales and income from operations of $152.7 million and $32.6 million, respectively. From December 31, 2007 to December 31, 2011, our net sales and income from operations increased at compounded annual growth rates of 8.2% and 14.0%, respectively. During that period, our growth was driven by a combination of opening 14 new retail locations and an increase in same store sales. We have opened 11 new stores in 2012 and intend to open an additional two stores during the remainder of 2012 and no fewer than 15 stores in 2013.

Competitive Strengths

We believe that the following factors differentiate us from our competitors and position us to continue to grow our specialty tile business.

Inspiring Customer Experience.  Our showrooms bring our products to life. Each showroom features up to 60 different mockups, or vignettes, of bathrooms, kitchens, fireplaces, foyers, and other settings that showcase our broad array of products. Each store also features over 1,400 hand-crafted display boards showing tile that we offer for sale. Our stores are spacious, well-lit, and organized by product type to make our customers’ shopping experience easy.

Broad Product Assortment at Attractive Prices.  We offer over 4,000 manufactured and natural tile products, setting and maintenance materials, and accessories. We are able to maintain every-day low prices by purchasing tile and accessories directly from producers and manufacturing our own setting and maintenance materials.

Customer Service and Satisfaction.  Our sales personnel are highly-trained and knowledgeable about the technical and design aspects of our products. We offer weekly do-it-yourself classes in all of our showrooms. In addition, we provide one-on-one installation training as required to meet customer needs. We offer a liberal return policy, with no restocking fees.

Worldwide Sourcing Capabilities.  We have long-standing relationships with producers of our tiles throughout the world and work with them to design products exclusively for us. We believe that these direct relationships differentiate us from our competitors, who generally purchase commodity products through distributors. We are often the largest or exclusive customer for many of our producers.

Proprietary Branding.  We sell the majority of our products under our proprietary brand names, which helps us to differentiate our products from those of our competitors. We offer products across a range of price points and quality levels that allow us to target discrete market segments and to appeal to diverse groups of customers.

Centralized Distribution System.  We service our retail locations from three distribution centers. Our distribution centers can cost-effectively service stores within a 700-mile radius, providing us with the ability to open new locations in markets where we believe that we have a competitive advantage or see attractive demographics.

Experienced Team.  Our management team has substantial experience in the specialty tile industry and retail sales operations. Robert Rucker, our founder and chief executive officer, has over 25 years of experience in the tile industry. Both Carl Randazzo, senior vice president — retail, and Joseph Kinder, senior vice president — operations, have been with us for over 20 years. William Watts, who serves as the chairman of our board of directors, is the former chief executive officer of General Nutrition Corporation, the chairman of Mattress Firm, Inc. and a director of Brookstone, Inc.

Historically Attractive Returns on New Store Investment.  Our new stores have historically begun generating operating profit within the first year of operations and we generally recoup our initial net capital investment from a new store’s four-wall profitability within the first 36 months of operations. We measure four-wall profitability as store level operating profit before pre-opening costs and depreciation and amortization.

Growth Strategy

We intend to increase our net sales and profitability through a combination of new store openings and same store sales growth. In the five years ended December 31, 2011, we grew through a combination of opening 20 new retail locations and increases in same store sales. We expect to continue to gain market share. Specific elements of our strategy for continued growth include the following:

Open New Stores.  We believe that the highly-fragmented U.S. retail tile market provides us with a significant opportunity to expand our store base. Since January 1, 2012, we have opened 11 new stores and plan to open an additional two stores during the remainder of 2012. We intend to open no fewer than 15 new stores in 2013, primarily in our existing markets and the mid-Atlantic, southeastern, and southern New England regions of the United States. We believe that there will continue to be additional expansion opportunities in the United States and Canada. We expect our store base growth to increase operational efficiencies.

Increase Sales and Profitability of Existing Stores.  We believe that our ongoing investment in new products and our enhanced training program for our sales associates, together with our associate incentive compensation structure, will result in continued same store sales growth.

Sales Model

We appeal to customers who desire high-quality products at an attractive value. We principally sell our products directly to homeowners. We also sell products to contractors, who are primarily small businesses that have been hired by homeowners to complete tile projects. We believe that due to the average cost and relative infrequency of a tile purchase, many of our customers conduct extensive research using multiple channels before making a purchase decision. Our sales strategy emphasizes customer service by providing comprehensive and convenient education tools on our website and in our stores for our customers to learn about our products and the tile installation process. Our website contains a broad range of information regarding our tile products, setting and maintenance materials, and accessories. Customers can order samples, view catalogs, or purchase products from either our stores or website. Customers can choose to have their purchases delivered or pick them up at one of our stores. We strive to make our customers’ transactions easy and efficient.

Our stores are designed to emphasize our products in a visually appealing showroom format. Our typical store is approximately 23,000 square feet, with approximately 19,000 square feet devoted to the showroom and the balance being warehouse space, which is used primarily to store customer orders waiting to be picked up or delivered. Our stores are typically accessible from major roadways and have significant visibility to passing traffic. We can adapt to a range of existing buildings, whether free-standing or in shopping centers.

Unlike many of our competitors, we devote a substantial portion of our retail store space to showrooms, including samples of our over 4,000 products and up to 60 different vignettes of bathrooms, kitchens, fireplaces, foyers, and other settings that showcase our products. Our showrooms are designed to provide our customers with a better understanding of how to integrate various types of tile in order to create an attractive presentation in their homes. Each store is also equipped with a consumer training center designed to teach customers how to properly install tile.

A typical store staff consists of a manager and 6 to 15 sales and warehouse associates. Our store managers are responsible for store operations and for overseeing our customers’ shopping experience. Our store associates have flexibility to meet or beat competitor pricing.

We offer financing to customers through a branded credit card provided by a third-party consumer finance company. These credit cards, which can used only in our stores and on our website, provide customers with a 10% discount on all purchases from us. In 2011, approximately 9% of our sales were made using our branded card.

Marketing

Unlike many of our competitors, we do not rely on significant traditional advertising expenditures to drive our net sales. We establish and maintain our credibility primarily through the strength of our products, our store experience, our customer service, and the attractiveness of our pricing. Our advertising expenditures consist primarily of paid internet search.

Our website is designed to educate consumers and to generate in-store and online sales. Visitors to our website can purchase our products directly as well as search a comprehensive knowledge base of tools on tile, including frequently asked questions, installation guides, detailed product information, catalogs, and how-to videos that explain the installation process. Our website and social media efforts have also been devoted to building brand awareness, connecting with potential customers, and building relationships with satisfied customers.

Products

We offer a complete assortment of tile products, generally sourced directly from producers, including ceramic, porcelain, glass, and stainless steel manufactured tiles, and marble, granite, quartz, sandstone, travertine, slate, and onyx natural tiles. We also offer a broad range of setting and maintenance materials, such as thinset, grout and sealers, and accessories, including installation tools, shower and bath caddies, drains, and similar products. We sell most of our products under our proprietary brand names. In total, we offers over 4,000 different tile, setting and maintenance materials, and accessory products. In 2011, our net sales were 53% from stone products, 29% from ceramic products, and 18% from setting and maintenance products.

Producers

We have long-standing relationships with producers of our tiles throughout the world and work with them to design products exclusively for us. We believe that these direct relationships differentiate us from our competitors, who generally purchase commodity products through distributors. We are often the largest or exclusive customer for many of our suppliers, which we believes enables us to obtain better prices in some circumstances.

We currently purchases tile products from approximately 120 different producers. Our top 10 tile suppliers accounted for approximately 55% of our tile purchases in 2011. We believe that alternative and competitive suppliers are available for most of our products. In 2011, approximately 53% of our purchased product was sourced from Asia, 9% from North America, 8% from South America, 29% from Europe, and 1% from other locations. Over 95% of our foreign purchases are negotiated and paid for in U.S. dollars.

Distribution and Order Fulfillment

We take possession of our products in the country of origin and arrange for transportation to our distribution centers located in Wisconsin, Michigan, and Virginia. We manufacture our setting and maintenance materials at our Wisconsin and Michigan locations.

We fulfill customer orders primarily by shipping our products to our stores where customers can either pick them up or arrange for home delivery. Orders placed on our website are shipped directly to customers’ homes from our distribution centers. We continue to evaluate logistics alternatives to best service our retail store base and our customers. We believe that our existing distribution facilities will continue to play an integral role in our growth strategy, and expects to establish one or more additional distribution centers in the next five years to support geographic expansion of our retail store base.

Market

According to Catalina Research, Inc., or Catalina, the ceramic tile and stone flooring markets together represent approximately 18% of the total U.S. floor coverings market, which includes carpet and area rugs, wood flooring, resilient flooring, and laminate flooring. In its June 2012 Floor Coverings Industry Quarterly Update, Catalina estimates that U.S. sales of ceramic tile and stone flooring increased by 6.0% and 0.2%, respectively, in 2011, with U.S. sales of ceramic tile and stone flooring totaling $3.27 billion in 2011.

The residential tile and stone market is dependent upon home-related, large-ticket discretionary spending, which is influenced by a number of complex economic and demographic factors that may vary locally, regionally, and nationally. The market is impacted by, among other things, home remodeling activity, employment levels, housing turnover (including foreclosures), real estate prices, new housing starts, consumer confidence, credit availability, and the general health of consumer discretionary spending. Many of the economic indicators associated with the tile market and generally associated with consumer discretionary spending remain weak, and although we believe that signs of market stabilization are present, we expect that the tile market will remain in a weakened state throughout 2012. Nevertheless, IBISWorld’s June 2012 Industry Report projects an expected annual growth rate of sales 3.1% in the tile and marble industry over the next five years to approximately $5.9 billion in 2017, and the Joint Center for Housing Studies of Harvard University, or JCHS, predicts a 3.5% compounded annual increase in spending on homeowner improvements from 2010 through 2015. IBISWorld further projects that demand for homeowner improvements will be driven by young professionals with disposable income who are beginning to acquire homes in greater numbers and existing homeowners turning to deferred maintenance projects as disposable income increases with an improved economy. Recent projections by JCHS indicate that homeowner improvement spending for the four-quarter period ending with the fourth quarter of 2012 will be at the highest level since the four-quarter period ending with the third quarter of 2008, at roughly $122.6 billion, representing a 5.9% increase over the four-quarter period ending with the first quarter of 2012.

Further, according to a July 2011 U.S. Floor Covering Industry Report from Catalina, specialty retailers serving the homeowner-based segment of the tile market face intense competition from large national home centers such as Home Depot and Lowe’s, with home centers having increased their market share of total U.S. retail floor coverings sales from 19.6% of total sales in 2002 to 27.5% in 2007, and 32.0% in 2010. Catalina believes that this is a result of increasing price sensitivity on the part of consumers and the ability of large national home centers to take advantage of economies of scale. In addition, the number of specialty floor retail stores has decreased significantly, falling from 16,600 locations in 1997, to 14,500 in 2007, and 12,000 in 2010, according to Catalina. IBISWorld predicts that the market presence of specialty tile and marble stores will continue to shrink under difficult macroeconomic pressures. However, with underperforming firms exiting the market, we estimate that we have gained market share, primarily through new store openings and an increase in same store sales. We expect that these trends will continue, given our sustained growth in the face of a difficult national economy and competitive environment.

Competition

The retail tile market is highly-fragmented. We compete directly with large national home centers that offer a wide range of home improvement products in addition to tile, such as Home Depot and Lowe’s; regional and local specialty retailers of tile, such as Tile America, World of Tile, Century Tile, and Floor and Décor; factory-direct stores, such as Dal-Tile and Florida Tile; and a large number of privately-owned, single-site stores. We also compete indirectly with companies that sell other types of floor coverings, including wood floors, carpet, and vinyl sheet. The barriers to entry into the retail tile industry are relatively low and new or existing tile retailers could enter our markets and increase the competition that we face. Many of our competitors enjoy competitive advantages over us, such as greater name recognition, longer operating histories, more varied product offerings, and greater financial, technical, and other resources.

We believe that the key competitive factors in the retail tile industry include:

•	product variety;
•	customer service;
•	store location; and
•	price.

We believe that we compete favorably with respect to each of these factors by providing a highly diverse selection of products to our customers, at an attractive value, in appealing and convenient retail store locations, with exceptional customer service and on-site instructional opportunities. Further, while some larger factory-direct competitors manufacture their own products, most of our competitors purchase their tile from domestic manufacturers or distributors when they receive an order from a customer. As a result, we believe that it takes these retailers longer than us to deliver products to customers and that their prices tend to be higher than our prices. We also believe that we offers a broader range of products and stronger in-store customer support than these competitors.

Employees

As of September 30, 2012, we had 744 employees, 738 of whom were full-time and none of whom were represented by a union. Of these employees, 584 work in our stores, 35 work in corporate, store support, infrastructure or similar functions, and 125 work in distribution and manufacturing facilities. We believe that we have good relations with our employees.

Intellectual Property and Trademarks

We have registered and unregistered trademarks for all of our brands, including 13 registered marks and several pending trademark applications marks in the United States. We regard our intellectual property as having significant value and our brands are an important factor in the marketing of our products. Accordingly, we have taken, and continue to take, appropriate steps to protect our intellectual property.

Government Regulation

We are subject to extensive and varied federal, state and local government regulation in the jurisdictions in which we operate, including laws and regulations relating to our relationships with our employees, public health and safety, zoning, and fire codes. We operate each of our stores, offices, and distribution and manufacturing facilities in accordance with standards and procedures designed to comply with applicable laws, codes, and regulations.

Our operations and properties are also subject to federal, state and local laws and regulations relating to the use, storage, handling, generation, transportation, treatment, emission, release, discharge and disposal of hazardous materials, substances and wastes and relating to the investigation and cleanup of contaminated properties, including off-site disposal locations. We do not incur significant costs complying with environmental laws and regulations. However, we could be subject to material costs, liabilities, or claims relating to environmental compliance in the future, especially in the event of changes in existing laws and regulations or in their interpretation.

Products that we import into the United States are subject to laws and regulations imposed in conjunction with such importation, including those issued and/or enforced by U.S. Customs and Border Protection. We work closely with our suppliers to ensure compliance with the applicable laws and regulations in these areas.

Properties

We operate 64 stores located in 21 states, including 11 opened since December 31, 2011. The table below sets forth the locations and square footage of our stores:

Location	Square Footage	Location	Square Footage
Wilmington, Delaware	22,180	Ellisville, Missouri	17,750
Jacksonville, Florida	26,186	Independence, Missouri	26,682
Dunwoody, Georgia	21,885	St. Peters, Missouri	20,200
Kennesaw, Georgia	27,000	Sunset Hills, Missouri	17,500
Countryside, Illinois	18,929	Omaha, Nebraska	20,412
Deerfield, Illinois	21,486	Edison, New Jersey*	18,197
Naperville, Illinois	21,000	Livingston, New Jersey	18,176
Lake Zurich, Illinois	21,280	Moorestown, New Jersey	15,210
Lombard, Illinois	21,486	Rochelle Park, New Jersey	21,328
Schaumburg, Illinois	25,416	Cheektowaga, New York	25,532
Tinley Park, Illinois	22,100	Commack, New York	18,932
Indianapolis, Indiana	18,260	Rochester, New York	25,000
South Indy, Indiana	18,804	Scarsdale, New York	21,191
Des Moines, Iowa	24,960	Westbury, New York	17,704
Overland Park, Kansas	18,847	Charlotte, North Carolina	33,600
Shawnee, Kansas	19,032	Raleigh, North Carolina	22,213
Florence, Kentucky	27,752	Centerville, Ohio	28,440
Lexington, Kentucky	28,569	Columbus, Ohio	25,024
Louisville, Kentucky	20,000	Holland, Ohio*	32,312
Columbia, Maryland	21,350	North Olmsted, Ohio	20,000
Rockville, Maryland	34,478	Oakwood Village, Ohio	20,715
Timonium, Maryland*	20,000	Sharonville, Ohio	30,975
Avon, Massachusetts*	18,775	King of Prussia, Pennsylvania	25,522
Ann Arbor, Michigan	28,188	Robinson, Pennsylvania	26,541
Bloomfield Hills, Michigan*	24,080	Knoxville, Tennessee	22,000
Farmington, Michigan	27,000	Nashville, Tennessee	18,147
Grand Rapids, Michigan	27,600	Glen Allen, Virginia	24,900
Sterling Heights, Michigan	29,520	Manassas, Virginia	26,568
Westland, Michigan	25,400	Springfield, Virginia	30,145
Bloomington, Minnesota	12,000	Sterling, Virginia	16,500
Burnsville, Minnesota	25,786	Virginia Beach, Virginia	22,000
Coon Rapids, Minnesota	24,186	Brown Deer, Wisconsin	19,848
Plymouth, Minnesota	30,500	Madison, Wisconsin	20,500
Roseville, Minnesota	29,412	West Allis, Wisconsin	22,932
Woodbury, Minnesota	18,731

*	We have signed leases for these locations, which we expect to open in 2012 or 2013.

We lease all of our stores. Our 10,000 square foot headquarters in Plymouth, Minnesota is attached to our flagship retail store. We own our three distribution centers, located in Spring Valley, Wisconsin; Ottawa Lake, Michigan; and Ridgeway, Virginia, which consist of 51,000, 271,000, and 100,000 square feet, respectively.

Legal Proceedings

From time to time, we have been and may become involved in legal proceedings arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, we are not presently involved in any legal proceeding in which the outcome, if determined adversely to us, would be expected to have a material adverse effect on our business, operating results, or financial condition. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

The following table provides information regarding our executive officers and directors, including their ages, as of September 30, 2012:

Name	Age	Position/Affiliation
Robert A. Rucker	60	Chief Executive Officer and President; Director
Timothy C. Clayton	57	Chief Financial Officer; Senior Vice President
Joseph Kinder	46	Senior Vice President - Operations
Carl Randazzo	47	Senior Vice President - Retail
Leigh M. Behrman	59	Vice President - Human Resources and Compliance
Peter J. Jacullo III(1)(2)	57	Director
Peter H. Kamin(1)(3)	50	Director
Todd Krasnow(2)(3)	54	Director
Adam L. Suttin(1)	44	Director
William E. Watts(2)	59	Director; Chairman of the Board

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and corporate governance committee

Robert A. Rucker has been our chief executive officer and president, and a member of our board of directors since June 2012. Previously, Mr. Rucker served as The Tile Shop’s chief executive officer and president, and as a member of its board of managers. Mr. Rucker holds a B.E.S. in Psychology and History from the University of Minnesota. We believe that Mr. Rucker is qualified to serve on our board of directors based on his historic knowledge of The Tile Shop as its founder and his strategic vision for our Company.

Timothy C. Clayton has been our chief financial officer and senior vice president since August 2012. From June 2012 to August 2012, Mr. Clayton served as a financial consultant to The Tile Shop. Since June 2010, Mr. Clayton has also served as the chief financial officer of Sajan, Inc., a publicly-traded provider of language translation services and software. In addition, since September 2000, Mr. Clayton has been the principal of Emerging Capital, LLC, a management consulting firm, and, in such capacity, has served as the chief financial officer of ADESA, Inc., an automotive services company, and of other firms. Previously, from November 1997 to June 2000, Mr. Clayton was the chief financial officer of Building One Services Corporation, a publicly-traded facilities services company, of which he was also a co-founder. From August 1976 until November 1997, Mr. Clayton served in various capacities at Price Waterhouse, LLP, an independent public accounting firm, including serving as an audit and business advisory services partner from July 1988 to November 1997. Since January 2005, Mr. Clayton has been a director and chairman of the audit committee of Agribank, FSB, a wholesale bank serving the rural agricultural market, and, since January 2003, Mr. Clayton has served on the board of directors of the National Federation of Independent Businesses, a nonpartisan lobbying organization. Mr. Clayton holds a B.A. in accounting from Michigan State University and is a certified public accountant.

Joseph Kinder has been our senior vice president — operations since June 2012. Previously, Mr. Kinder served as The Tile Shop’s supply chain manager from August 1995 until June 2012, as an assistant store manager for The Tile Shop from March 1994 to August 1995, and as a sales person at The Tile Shop from March 1993 to March 1994. Mr. Kinder holds a B.A. in Business from the College of Saint Thomas.

Carl Randazzo has been our senior vice president —  retail since June 2012. Previously, Mr. Randazzo served as The Tile Shop’s national sales manager from October 2006 until June 2012, as a regional sales manager for The Tile Shop from June 2004 to October 2006, as a store manager for The Tile Shop from April 1994 to June 2004, and as a sales person at The Tile Shop from October 1992 to April 1994. Mr. Randazzo holds a B.S. in Economics from Arizona State University.

Leigh M. Behrman has been our vice president — human resources and compliance since June 2012. Previously, Mr. Behrman served as The Tile Shop’s human resources manager from October 2007 until June 2012, as The Tile Shop’s facility manager from June 1999 to October 2007, and as The Tile Shop’s corporate controller from January 1988 to June 1999.

Each officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Peter J. Jacullo III has served as a member of our board of directors since August 2012. Previously, Mr. Jacullo served as a member of The Tile Shop’s board of managers from December 2007 to August 2012. Since July 1987, Mr. Jacullo has been a self-employed investor. Previously, Mr. Jacullo was a vice president and director of the Boston Consulting Group from May 1984 to July 1987, where he was also employed in various other capacities from May 1978 to May 1984. He is currently a director of ANZ Terminals Pty Limited, an Australian-based independent operator of bulk liquid and gas storage facilities with facilities located in Australia and New Zealand, and of Magnatech International Inc., a provider of equipment for the hydraulic hose industry. Mr. Jacullo holds an M.B.A. from the University of Chicago and a B.A. in Economics from Johns Hopkins University. We believe that Mr. Jacullo is qualified to serve on our board of directors in light of the continuity that he provides on our board of directors and his experience as a professional investor.

Peter H. Kamin has served as a member of our board of directors since August 2012. Previously, Mr. Kamin served as a member of The Tile Shop’s board of managers from January 2012 to August 2012. Mr. Kamin has served as managing partner of 3K Limited Partnership, an investment fund, since January 2012. Previously, Mr. Kamin was the founding partner of ValueAct Capital, an investment fund, from January 2000 to January 2012. Since June 2012, Mr. Kamin has been a director and member of the audit committee of Ambassadors Group, Inc., a publicly-traded educational travel company; since May 2012, Mr. Kamin has been a director and member of the governance committee of MAM Software Group, Inc., a publicly-traded provider of business automation and ecommerce solutions for the automotive aftermarket; and since April 2012, Mr. Kamin has been a director and member of the audit committee of Rand Worldwide, Inc., a provider of technology solutions and professional services to engineering and design companies. Mr. Kamin previously served on the board of directors and as a member of the audit committee of Adesa, Inc., a publicly-traded provider of vehicle auction and remarketing services, from April 2007 to December 2011; on the board of directors and as a member of the audit and compensation committees of Seitel, Inc., a publicly-traded provider of onshore seismic data to the oil and gas industry, from February 2007 to December 2011; and on the board of directors and as a member of the governance committee of Exterran Holdings, Inc., a provider of natural gas compression products and services, from January 2007 to September 2008. Mr. Kamin holds an M.B.A. from the Harvard University Graduate School of Business and a B.A. in Economics from Tufts University. We believe that Mr. Kamin is qualified to serve on our board of directors due to his significant experience as a director of publicly-traded companies and his substantial experience as an investor.

Todd Krasnow has served as a member of our board of directors since August 2012. Previously, Mr. Krasnow served as a member of The Tile Shop’s board of managers from January 2012 to August 2012. Mr. Krasnow has served as the president of Cobbs Capital, Inc., a private consulting company, since January 2005, and as marketing domain expert with Highland Consumer Fund, a venture capital firm, since June 2007. Previously, Mr. Krasnow was the chairman of Zoots, Inc., a dry cleaning company, from June 2003 to January 2008 and chief executive officer of Zoots, Inc. from February 1998 to June 2003. He served as the executive vice president of sales and marketing of Staples, Inc. from May 1993 to January 1998 and in other sales and marketing positions for Staples, Inc. from March 1986 to May 1993. Since September 2005, Mr. Krasnow has served as a director of Carbonite, Inc., a publicly-traded provider of online backup solutions for consumers and small and medium sized businesses; since December 2005, Mr. Krasnow has served as chairman of Carbonite’s compensation committee and; since September 2009, he has served as a member of Carbonite’s audit committee. Mr. Krasnow is also a director of OnForce, Inc., an online marketplace that enables enterprises to hire information technology service professionals, and Global Customer Commerce, Inc., an internet retailer of blinds and wall coverings; and a member of the advisory boards of C&S Wholesale Grocers, Inc. and Piedmont, Ltd., a Japanese storage company, which conducts business as Quraz. Mr. Krasnow holds an M.B.A. from the Harvard University Graduate School of Business and an A.B. in Chemistry from Cornell University. We believe that Mr. Krasnow is qualified to serve on our board of directors due to his operating and management experience and his expertise in sales and marketing.

Adam L. Suttin has served as a member of our board of directors since August 2012. Previously, Mr. Suttin served as president of JWC Acquisition Corp. Mr. Suttin co-founded J.W. Childs Associates, L.P., an private equity investment firm, in 1995 and is a partner of that firm. From 1989 to 1995, Mr. Suttin was an investment professional at Thomas H. Lee Company. He is currently a member of the board of directors of Brookstone, Inc., Sunny Delight Beverages Co., Esselte Ltd., JA Apparel Corp. (Joseph Abboud), Mattress Firm Holdings, Inc., and The NutraSweet Company. Mr. Suttin hold a B.S. in Business from the Wharton School of the University of Pennsylvania and a B.A.S. in Engineering from the Moore School of Engineering of the University of Pennsylvania. We believe that Mr. Suttin is qualified to serve on our board of directors in light of his experience as a co-founder of J.W. Childs and his experience as a director of various companies.

William E. Watts has served as a member of our board of directors since August 2012. Previously, Mr. Watts served as vice president of JWC Acquisition Corp. Mr. Watts has been an operating partner of J. W. Childs Associates, L.P., an private equity investment firm, since June 2001. From 1991 to 2001, he was president and chief executive officer of General Nutrition Companies. Prior to being named president and chief executive officer, Mr. Watts held the positions of president and chief operating officer of General Nutrition, president and chief operating officer of General Nutrition Center, and senior vice president of retailing and vice president of retail operations of General Nutrition Center. Mr. Watts currently serves as chairman of the board of directors of Mattress Firm Holdings, Inc. and JA Apparel Corp. (Joseph Abboud), and is a member of the board of directors of Brookstone, Inc. Mr. Watts holds a B.A. in Social Science from the State University of New York at Buffalo. We believe that Mr. Watts is qualified to serve on our board of directors in light of his experience as a director of various companies and his experience as chief executive officer of a company with a well-known brand.

Classified Board of Directors

In accordance with our certificate of incorporation, our board of directors is divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Except as otherwise provided by law and subject to the rights of any class or series of preferred stock, vacancies on our board of directors (including a vacancy created by an increase in the size of the board of directors) may be filled only by the affirmative vote of a majority of the remaining directors. A director elected by the board of directors to fill a vacancy (other than a vacancy created by an increase in the size of the board of directors) serves for the unexpired term of such director’s predecessor in office and until such director’s successor is elected and qualified. A director appointed to fill a position resulting from an increase in the size of the board of directors serves until the next annual meeting of stockholders at which the class of directors to which such director is assigned by the board of directors is to be elected by stockholders and until such director’s successor is elected and qualified. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Our directors are divided among the three classes as follows:

•	The Class I directors are Messrs. Jacullo and Suttin, with terms expiring at the annual meeting of stockholders to be held in 2013;
•	The Class II directors are Messrs. Kamin and Krasnow, with terms expiring at the annual meeting of stockholders to be held in 2014; and
•	The Class III directors are Messrs. Rucker and Watts, with terms expiring at the annual meeting of stockholders to be held in 2015.

Independence of the Board of Directors

As required under the rules and regulations of the Nasdaq Stock Market, or Nasdaq, independent directors must comprise a majority of a listed company’s board of directors. Based upon information requested from and provided by each director concerning his background, employment, and affiliations, including family relationships, we have determined that Messrs. Jacullo, Kamin, Krasnow, Suttin, and Watts, representing five of our six directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors will be “independent” as that term is defined under the applicable rules and regulations of the Securities and Exchange Commission, or the SEC, and the listing requirements and rules of Nasdaq.

Committees of the Board of Directors

Our board of directors has established the following committees: an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

  Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process, the audit of our financial statements, and our internal control processes. Among other matters, the audit committee evaluates our independent auditors’ qualifications, independence, and performance; determines the engagement, retention, and compensation of the independent auditors; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements, including the disclosures in our annual and quarterly reports to be filed with the SEC; approves the retention of the independent auditors to perform any proposed permissible non-audit services; reviews our risk assessment and risk management processes; establishes procedures for receiving, retaining, and investigating complaints received by us regarding accounting, internal accounting controls, or audit matters; monitors the rotation of partners of the independent auditors on our engagement team as required by law; reviews our critical accounting policies and estimates; and oversees any internal audit function. Additionally, the audit committee reviews and approves related person transactions and reviews and evaluates, on an annual basis, the audit committee charter and the committee’s performance.

The current members of our audit committee are Messrs. Jacullo, Kamin, and Suttin, with Mr. Kamin serving as the chair of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. Our board of directors has determined that Mr. Kamin is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq. Messrs. Jacullo, Kamin, and Suttin are independent directors as defined under the applicable rules and regulations of the SEC and Nasdaq. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq.

  Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our executive officers and employees. The compensation committee annually reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and sets the compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our equity compensation plans. Additionally, the compensation committee reviews and evaluates, on an annual basis, the compensation committee charter and the committee’s performance.

The current members of our compensation committee are Messrs. Jacullo, Krasnow, and Watts, with Mr. Krasnow serving as the chair of the committee. All of the members of our compensation committee are independent under the applicable rules and regulations of the SEC, Nasdaq, and Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). The compensation committee operates under a written charter.

  Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is responsible for making recommendations regarding corporate governance; identification, evaluation and nomination of candidates for directorships; and

the structure and composition of our board of directors and committees thereof. In addition, the nominating and corporate governance committee oversees our corporate governance guidelines, approves our committee charters, oversee compliance with our code of business conduct and ethics, contributes to succession planning, reviews actual and potential conflicts of interest of our directors and officers other than related person transactions reviewed by the audit committee, and oversees the board of directors self-evaluation process. Our nominating and corporate governance committee is also responsible for making recommendations regarding non-employee director compensation to the full board of directors. Additionally, the nominating and corporate governance committee reviews and evaluates, on an annual basis, the nominating and corporate governance committee charter and the committee’s performance.

The current members of our nominating and corporate governance committee are Messrs. Kamin and Krasnow, with Mr. Krasnow serving as the chair of the committee. All of the members of our nominating and corporate governance committee are independent under the applicable rules and regulations of Nasdaq. The nominating and corporate governance committee operates under a written charter.

Compensation Committee Interlocks and Insider Participation

We had no compensation committee nor committee of the board of directors performing an equivalent function during the fiscal year ended December 31, 2011. None of the individuals who currently serves as a member of our compensation committee (i) are, or at any time during the past year or our last completed fiscal year have been, officers or directors of ours, (ii) were formerly officers or directors of our, or (iii) have had any relationship requiring disclosure by us under Item 404 of Regulation S-K. None of our executive officers currently serves, nor in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. During the fiscal year completed December 31, 2011, none of The Tile Shop’s executive officers or employees, other than Mr. Rucker, participated in the deliberations of The Tile Shop’s board of managers concerning executive officer compensation.

Involvement in Certain Legal Proceedings

In October 2011, Mr. Kinder was involved in a domestic dispute (misdemeanor charge stayed) and a verbal altercation with police officers in front of his family (pled guilty to a gross misdemeanor).

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers, and directors, including those officers responsible for financial reporting. The code of business conduct and ethics is available on our website at www.tileshop.com. We expect that, to the extent required by law, any amendments to the code, or any waivers of its requirements, will be disclosed on its website.

Director Compensation

Prior to consummation of the Business Combination, we paid each of Messrs. Kamin and Krasnow $50,000 per year for service on The Tile Shop’s board of managers and, in January 2012, granted to each of Messrs. Kamin and Krasnow 116,750 Series 2012 Participating Capital Appreciation Common Units, or Series 2012 Units, of The Tile Shop. The Series 2012 Units shared ratably with The Tile Shop’s common unit membership interests, or Common Units, in distributions from The Tile Shop after a certain aggregate distribution threshold had been reached with regard to the Common Units. In January 2012, Mr. Kamin transferred the Series 2012 Units held by him to the Peter H. Kamin GST Trust, of which Mr. Kamin is a trustee. The Series 2012 Units vested in full immediately prior to the consummation of the Business Combination and each of Mr. Krasnow and the Peter H. Kamin GST Trust shared ratably in the consideration payable to the former direct and indirect members of The Tile Shop in connection with the Business Combination as though each such holder’s Series 2012 Units were converted into 41,564 Common Units.

We did not pay any compensation to the members of The Tile Shop’s board of managers for the year ended December 31, 2011, other than to Mr. Rucker in his capacity as president and chief executive officer of The Tile Shop.

Each of our non-employee directors receives an annual fee of $100,000 and the chairperson of our board of directors receives an additional annual fee of $150,000. The fees for the current year were paid upon the consummation of the Business Combination in the form of restricted common stock valued at $10.00 per share and granted pursuant to our 2012 Equity Award Plan, or 2012 Plan. In each subsequent year, we expect that each non-employee director and the chairperson of our board of directors will receive the fees payable to them in their capacities as such one-half in cash and one-half in the form of restricted common stock granted pursuant to the 2012 Plan or a successor plan thereto. The number of shares of our restricted common stock to be granted in each subsequent year will be equal to the quotient obtained by dividing (i) the amount of the annual fee payable to such non-employee director in the form of restricted stock, as set forth above, by (ii) the average closing price on Nasdaq of our common stock over 30 trading days immediately preceding the date of grant. The restricted stock grants for the current year and for each subsequent year will vest in full on the first anniversary of the date of grant, contingent upon the applicable non-employee director’s continued service on our board of directors.

Notwithstanding the foregoing, each of Messrs. Jacullo and Suttin have agreed to forego all compensation for their service as directors of our Company.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section discusses the principles our policies and decisions with respect to the compensation of our executive officers and employees who are named in the “2011 Summary Compensation Table” and the most important factors relevant to an analysis of these policies and decisions. These “named executive officers,” who were executive officers of The Tile Shop during 2011, are:

•	Robert A. Rucker, chief executive officer;
•	Joseph Kinder, senior vice president — operations;
•	Carl Randazzo, senior vice president — retail; and
•	Leigh M. Behrman, vice president — human resources and compliance.

We expect that our executive compensation philosophy as a publicly traded company will differ from our historical compensation philosophy as a result on our compensation committee’s continued review and evaluation of our compensation philosophy and structure.

  Overview

We recognize that our ability to excel depends on the integrity, knowledge, imagination, skill, diversity, and teamwork of our employees. To this end, we strive to create an environment of mutual respect, encouragement, and teamwork that rewards commitment and performance and that is responsive to the needs of our employees. The principles and objectives of our compensation and benefits programs for our employees generally, and for our named executive officers specifically, are to:

•	align compensation incentives with our corporate strategies, business, and financial objectives and the long-term interests of our stockholders;
•	motivate and reward executives whose knowledge, skills, and performance ensure our continued success; and
•	ensure that total compensation is fair, reasonable, and competitive.

Historically, the compensation for our named executive officers has consisted of (i) base salary, (ii) performance bonus, (iii) phantom equity units, (iii) perquisites and health and welfare benefits, and (v) 401(k) plan retirement savings opportunities. Effective immediately prior to the consummation of the Business Combination, we terminated our Deferred Compensation Plan, pursuant to which we previously granted phantom equity units, and anticipate that we will make a lump-sum cash payment to each former holder of phantom equity units, including certain of our named executive officers, on August 20, 2013 in full satisfaction of all phantom equity units previously held by such individuals.

Effective upon consummation of the Business Combination, we adopted the 2012 Plan, and made grants to certain of our named executive officers thereunder. For a further description of the 2012 Plan, see “Executive Compensation — Compensation Discussion and Analysis — Executive Compensation Program Components — 2012 Equity Award Plan” beginning on page 51 of this prospectus.

Each of the primary elements of our executive compensation program are discussed in more detail below. While we have identified particular compensation objectives that each element of executive compensation serves, our compensation programs are designed to be flexible and complementary and to collectively serve all of the executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that each individual element, to some extent, serves each of our objectives. Further, while each of our executive officers has not been, and will not be, compensated with all individual compensation elements, we believe that the compensation provided to each individual executive officer is, and will be, consistent with the overall compensation philosophy and objectives set forth above.

  Compensation Determination Process

As we transition from being a privately held company to a publicly traded company, we will evaluate our philosophy and compensation programs as circumstances require and, at a minimum, we will review executive compensation annually. As part of this review process, we expect to apply the values and the objectives outlined above, together with consideration for the levels of compensation that we would be willing to pay to ensure that our compensation remains competitive and that it is meeting our retention objectives in light of the cost to us if we were required to replace a key employee.

Historically, The Tile Shop’s board of managers did not review anonymous private company compensation surveys in setting the compensation of our named executive officers. In the future, we anticipate that our compensation committee will determine executive compensation, at least in part, by reference to the compensation information for the executives of a peer group of comparable companies, although no such peer group has yet been determined. Additionally, our compensation committee plans to engage a compensation consultant to provide market data on a peer group of companies in our industry on an annual basis, and we intend to review this information and other information obtained by the members of our compensation committee to help ensure that our compensation program is competitive. We anticipate that our compensation committee may make adjustments in executive compensation levels in the future as a result of this more formal market comparison process.

The compensation levels of our named executive officers reflect, to a significant degree, the varying roles and responsibilities of such executives. As a result of our board of directors and The Tile Shop’s board of managers, as applicable, assessment of Robert Rucker’s roles and responsibilities, there is and has been a significant compensation differential between his compensation levels and those of our other named executive officers.

  Executive Compensation Program Components

Base Salary.  In general, base salaries of our named executive officers were initially established through arm’s-length negotiation at the time the executive was hired, taking into account such executive’s qualifications, experience, and prior salary. Base salaries of our named executive officers are approved and reviewed periodically by our chief executive officer, and in the case of our chief executive officer’s base salary, by our board of directors or The Tile Shop’s board of managers, as applicable, and adjustments to base salaries are based on the scope of an executive’s responsibilities, individual contribution, prior experience, and sustained performance. Decisions regarding salary increases may take into account the executive officer’s current salary, equity or equity-linked interests, and the amounts paid to an executive officer’s peers within our Company. In making decisions regarding salary increases, we may also draw upon the experience of members of our board of directors with other companies. Base salaries are also reviewed in the case of promotions or other significant changes in responsibility. No formulaic base salary increases are provided to our named executive officers. This strategy is consistent with our intent of offering base salaries that are cost-effective while remaining competitive.

The actual base salaries earned by all of our named executive officers, who were executive officers of The Tile Shop in 2011, are set forth in the “2011 Summary Compensation Table.”

In anticipation of the consummation of the Business Combination, we entered into offer letter agreements with each of Messrs. Rucker, Kinder, Randazzo, and Behrman, which provide for annual base salaries of $303,991, $200,000, $200,000, and $119,000, respectively. Pursuant to the terms of his offer letter, Mr. Rucker’s base salary will be increased to $500,000 effective January 1, 2013. We also entered into an offer letter agreement with Timothy C. Clayton, our chief financial officer and senior vice president, which provides for an annual base salary of $200,000. For a further description of these offer letter agreements, see “Executive Compensation — Offer Letter Agreements” beginning on page 51 of this prospectus.

Annual Cash Bonuses.  Historically, annual cash bonuses have been awarded to our named executive officers when The Tile Shop’s board of managers or our chief executive officer determined that such bonuses were merited in light of corporate performance.

Mr. Rucker has historically been awarded an annual cash bonus in an amount sufficient to provide Mr. Rucker with total actual after-tax bonus compensation equal to 3% of our net income, inclusive of the bonus compensation and associated tax adjustment payable to Mr. Rucker, for the corresponding period. Our other named executive officers have historically been awarded annual cash bonuses in an amount determined by our chief executive officer and approved by our board of directors or The Tile Shop’s board of managers, as applicable, reflecting (i) our annual operating performance, (ii) our year-over-year operating growth, (iii) attainment of individual and corporate goals, and (iv) other discretionary factors deemed relevant.

The actual cash bonuses earned by all of our named executive officers, who were executive officers of The Tile Shop in 2011, are set forth in the “2011 Summary Compensation Table.”

Going forward, our compensation committee intends to adopt a cash bonus program for our executive officers, other than Messrs. Rucker and Clayton, pursuant to which each of our executive officers will be eligible to receive bonus compensation in an amount up to 50% of his base salary, subject to attainment of corporate and individual performance targets that will be established by our compensation committee and approved by our board of directors prior to the beginning of each fiscal year. This cash bonus program is expected to become effective for 2013.

We intend to continue Mr. Rucker’s historical bonus compensation arrangement for 2012. Effective for 2013, we intend to provide Messrs. Rucker and Clayton with target cash bonus compensation equal to 100% and 50%, respectively, of his base salary based on our Adjusted EBITDA for the year. Messrs. Rucker’s and Clayton’s respective target bonus compensation would be earned if we achieve the Adjusted EBITDA target set forth in our budget. Messrs. Rucker and Clayton would each be entitled to receive a partial bonus payment if we partially achieves our budgeted Adjusted EBITDA, and a bonus in excess of the target bonus amount if we achieve greater than 100% of our budgeted Adjusted EBITDA. Messrs. Rucker and Clayton would each earn a partial bonus payment if we achieve at least 85% of our budgeted Adjusted EBITDA target and an additional bonus of up to double his target amount if we achieve 115% of our budgeted Adjusted EBITDA, with the actual bonus amounts that Messrs. Rucker and Clayton would be entitled to receive within this range to be determined by our compensation committee.

Equity and Equity-Linked Incentives.  Historically, in order to align the interests of our named executive officers with those of our stockholders, we granted certain of our employees and each of our named executive officers, other than Mr. Rucker, phantom equity units pursuant our Deferred Compensation Plan that were payable in cash based on the appreciation in the value of The Tile Shop’s Common Units. Due to Mr. Rucker’s significant beneficial equity interest in The Tile Shop, The Tile Shop’s board of managers determined that it was not necessary or appropriate to grant Mr. Rucker any such phantom equity units. These phantom equity units were fully-vested upon grant and payable to the holders thereof upon the earlier of (i) the tenth or fifteenth anniversary of the date of grant, as applicable, or (ii) immediately prior to a change of control of The Tile Shop. Upon the occurrence of either such event, the holder of each unit of phantom equity is entitled to receive, in respect of each such unit, a payment in cash equal to the change in the fair market value of The Tile Shop’s Common Units between the date of grant and (a) the last day of the fiscal year immediately preceding the tenth or fifteenth anniversary of the date of grant, as applicable, or (b) the date of the change of control, as applicable. At all times from January 1, 2009 until the termination of our Deferred Compensation Plan in connection with the consummation of the Business Combination, Messrs. Behrman, Kinder, and Randazzo held 100,000, 300,000, and 300,000 phantom equity units of The Tile Shop, respectively. Effective immediately prior to the consummation of the Business Combination, we terminated our Deferred Compensation Plan and anticipate that we will make a lump-sum cash payment to each former holder of phantom equity units, including Messrs. Behrman, Kinder, and Randazzo, on August 20, 2013 in full satisfaction of all phantom equity units previously held by such individuals. Messrs. Behrman, Kinder, and Randazzo will receive payments of $824,000, $2,060,000, and $2,060,000, respectively, on such date.

Going forward, we intend to use equity incentive awards pursuant to our 2012 Plan to continue to tie the interests of our named executive officers with those of our stockholders. Vesting of these equity incentive awards, which we expect to be primarily in the form of stock option grants for our named executive officers other than Mr. Rucker, will be based in whole or in part on continued employment to encourage the retention of our named executive officers through the vesting period of the awards, and, in some cases, partially based on the annual appreciation of our common stock. In determining the size of both the initial and “refresher” equity awards to our named executive officers, our compensation committee intends to take into account a number of internal factors, such as the relative job scope, the value of outstanding equity awards, individual performance history, prior contributions to us, and the size of prior awards, as well as external factors such as the levels of unvested equity awards held by our executive officers in relation to their peers at comparable companies.

In August 2012, upon the consummation of the Business Combination, Messrs. Kinder, Randazzo, Clayton, and Behrman received initial grants of options to purchase 330,000, 330,000, 220,000, and 110,000 shares of our common stock, respectively, at an exercise price per share of $10.00. Two-thirds of the total number of shares subject to each such stock option grant are subject to vesting in equal annual installments over four years from the date of grant, based only upon the applicable executive officer’s continued service to us, and that one-third of the total number of shares subject to each such stock option grant to will be subject to vesting in equal annual installments over four years from the date of grant, based both on the appreciation in the price of our common stock and continued service to us. The portion of stock option grants tied to appreciation in the price of our common stock will vest on each anniversary of the date of grant, subject to a 20% increase in the trading price of our common stock over the applicable one-year period, which increase will be measured by reference to the average closing price on the Nasdaq Stock Market of our common stock over the 30 trading days immediately preceding the date of grant or anniversary date thereof, as applicable. We believe that these vesting schedules will appropriately encourage long-term employment with us while allowing our executives to realize compensation in line with the value that they create for our stockholders.

In August 2012, upon the consummation of the Business Combination, we also granted to Mr. Rucker an award of 250,000 restricted shares of our common stock, which award will vest and become unrestricted as to one-third of the total number of shares of common stock on each of December 31, 2013, 2014, and 2015, subject to Mr. Rucker’s continued service as an employee, officer, or director of our Company.

We have provided for the acceleration of vesting of equity awards granted to each of Messrs. Rucker, Clayton, Kinder, Randazzo, and Behrman in the event of a change of control of our Company. In the event of a change of control, if the individual is terminated without cause or is otherwise constructively terminated prior to the first anniversary of the change of control, the vesting of any unvested awards will be accelerated in full immediately prior to such termination. We believe that these acceleration opportunities will further align the interests of our executives with those of our stockholders by providing our executives an opportunity to benefit alongside our stockholders in a corporate transaction.

We do not have any securities ownership requirements for our named executive officers.

2012 Equity Award Plan.  In June 2012, our board of directors and stockholders adopted the 2012 Plan, which became effective upon the consummation of the Business Combination. The principal purpose of the 2012 Plan is to attract, retain, and motivate selected employees, consultants, and directors through the granting of stock-based compensation awards.

The principal features of the 2012 Plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2012 Plan, which was previously filed with the SEC.

Share Reserve.  Under the 2012 Plan, 2,500,000 shares of our common stock were initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options and restricted stock awards. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2012 Plan will be increased on the first day of each calendar year beginning in 2013 and ending in 2022, in an amount equal to the least of (A) 2,500,000 shares, (B) six percent (6%) of the shares of common stock outstanding (on an as-converted basis) on the last day of the immediately preceding calendar year, and (C) such smaller number of shares of common stock as determined by our board of directors.

The following counting provisions are in effect for the share reserve under the 2012 Plan:

•	to the extent that an award terminates, expires, or lapses for any reason, any shares subject to the award at such time will be available for future grants under the 2012 Plan, provided that no such shares may be issued pursuant to an incentive stock option;

•	to the extent shares are tendered or withheld to satisfy the grant, exercise price, or tax withholding obligation with respect to any award under the 2012 Plan, such tendered or withheld shares will be available for future grants under the 2012 Plan, provided that no such shares may be issued pursuant to an incentive stock option; and
•	to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2012 Plan.

Notwithstanding the foregoing, no individual may be granted stock-based awards under the 2012 Plan covering more than 2,000,000 shares in any calendar year.

As of September 30, 2012, 2,050,000 shares of common stock were subject to outstanding awards pursuant to the 2012 Plan.

Administration.  The compensation committee of our board of directors administers the 2012 Plan, subject to the right of our board of directors to assume authority for administration or delegate such authority to another committee of the board of directors. The compensation committee must consist of at least two members of our board of directors, each of whom is intended to qualify as an “outside director,” within the meaning of Section 162(m) of the Code, a “non-employee director” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and an “independent director” within the meaning of the rules of the Nasdaq Stock Market, or other principal securities market on which shares of our common stock are traded. The composition of our compensation committee meets these requirements. The 2012 Plan provides that the compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of our Company to one or more of our officers.

Subject to the terms and conditions of the 2012 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2012 Plan. The administrator is also authorized to adopt, amend, or rescind rules relating to administration of the 2012 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2012 Plan. The full board of directors will administer the 2012 Plan with respect to awards to non-employee directors.

Eligibility.  Awards under the 2012 Plan may be granted to individuals who are then our officers, employees, directors, or consultants or are the officers, employees, directors, or consultants of our subsidiaries. Only executive officers and employees may be granted incentive stock options, or ISOs.

Awards.  The 2012 Plan provides that the administrator may grant or issue stock options and restricted stock or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms, and conditions of the award.

•	Nonqualified stock options, or NQSOs, provide for the right to purchase shares of our common stock at a specified price that may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us or a subsidiary and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NQSOs may be granted for any term specified by the administrator, but may not exceed ten years.
•	Incentive stock options are designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2012 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and that the ISO must not be exercisable after a period of five years measured from the date of grant.
•	Restricted stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold, or otherwise transferred, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse.

Change of Control.  In the event of a change of control, the administrator may, in its sole discretion, accelerate vesting of awards issued under the 2012 Plan such that 100% of any such award may become vested and exercisable. Additionally, the administrator has complete discretion to structure one or more awards under the 2012 Plan to provide that such awards will become vested and exercisable on an accelerated basis. The administrator may also make appropriate adjustments to awards under the 2012 Plan and is authorized to provide for the acceleration, termination, assumption, substitution, or conversion of such awards in the event of a change of control or certain other unusual or nonrecurring events or transactions. Under the 2012 Plan, a change of control is generally defined as:

•	the transfer or exchange in a single or series of related transactions by our stockholders of more than 50% of our voting securities to a person or group;
•	a change in the composition of our board of directors over a two-year period such that 50% or more of the members of the board were elected through one or more contested elections;
•	a merger, consolidation, reorganization, or business combination in which we are involved, directly or indirectly, other than a merger, consolidation, reorganization, or business combination which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities and after which no person or group beneficially owns 50% or more of the outstanding voting securities of the surviving entity immediately after the transaction;
•	the sale, exchange, or transfer of all or substantially all of our assets; or
•	stockholder approval of our liquidation or dissolution.

Adjustments of Awards.  In the event of any stock dividend, stock split, extraordinary cash dividend, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of our assets to stockholders, or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2012 Plan or any awards under the 2012 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to:

•	the aggregate number and type of shares subject to the 2012 Plan;
•	the terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards);
•	the grant or exercise price per share of, and the aggregate number of shares subject to, any outstanding awards under the 2012 Plan; and
•	the performance goals pertaining to any award.

Amendment and Termination.  Our board of directors or the compensation committee (with board approval) may terminate, amend, or modify the 2012 Plan at any time and from time-to-time. However, we must generally obtain stockholder approval:

•	to increase the number of shares available under the 2012 Plan (other than in connection with certain corporate events, as described above);

•	to expand the group of participants under the 2012 Plan;
•	to diminish the protections afforded by the 2012 Plan with regard to decreasing the exercise price for options or otherwise materially change the vesting or performance requirements of an award; or
•	to the extent required by applicable law, rule, or regulation (including any applicable stock exchange rule).

Notwithstanding the foregoing, no option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and no options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

Expiration Date.  The 2012 Plan will expire on, and no option or other award may be granted pursuant to the 2012 Plan after, August 21, 2022. Any award that is outstanding on the expiration date of the 2012 Plan will remain in force according to the terms of the 2012 Plan and the applicable award agreement.

Securities laws and federal income taxes.  The 2012 Plan is designed to comply with certain securities and federal tax laws, including as follows:

•	Securities laws. The 2012 Plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Rule 16b-3. The 2012 Plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules, and regulations.
•	Section 409A of the Internal Revenue Code. Certain awards under the 2012 Plan may be considered “nonqualified deferred compensation” for purposes of Section 409A of the Code, which imposes certain additional requirements regarding the payment of deferred compensation. Generally, if at any time during a taxable year a nonqualified deferred compensation plan fails to meet the requirements of Section 409A, or is not operated in accordance with those requirements, all amounts deferred under such plan and all other equity incentive plans for the taxable year and all preceding taxable years, by any participant with respect to whom the failure relates, are includible in gross income for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Section 409A, the amount also is subject to interest and an additional income tax. The interest imposed is equal to the interest at the underpayment rate plus one percentage point, imposed on the underpayments that would have occurred had the compensation been includible in income for the taxable year when first deferred, or if later, when not subject to a substantial risk of forfeiture. The additional federal income tax is equal to 20% of the compensation required to be included in gross income. In addition, certain states, including California, have laws similar to Section 409A, which impose additional state penalty taxes on such compensation.
•	Section 162(m) of the Internal Revenue Code. In general, under Section 162(m) of the Code, income tax deductions of publicly-held corporations may be limited to the extent total compensation (including, but not limited to, base salary, annual bonus, and income attributable to stock option exercises and other non-qualified benefits) for certain executive officers exceeds $1,000,000 (less the amount of any “excess parachute payments” as defined in Section 280G of the Code) in any taxable year of the corporation. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to, and approved by, stockholders. In particular, stock options granted pursuant to the 2012 Plan will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the 2012 Plan sets the maximum number of shares that can be granted to any person within a specified period, and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations which are privately-held and which become publicly-held in a business combination, the 2012 Plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of:
•	the first material modification of the 2012 Plan;
•	the issuance of all of the shares of our common stock reserved for issuance under the 2012 Plan;
•	the expiration of the 2012 Plan; or
•	the first meeting of our stockholders at which members of our board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the Business Combination occurred.

After the transition date, awards granted under the 2012 Plan, other than options, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders. Thus, we expects that such other rights or awards under the 2012 Plan will not constitute performance-based compensation for purposes of Section 162(m).

We have attempted to structure the 2012 Plan in such a manner that, after the transition date the compensation attributable to stock options, and other performance-based awards which meet the other requirements of Section 162(m) will not be subject to the $1,000,000 limitation. We have not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue.

On August 21, 2012, we filed with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2012 Plan.

Retirement Savings.  All of our full-time employees, including our named executive officers, are eligible to participate in The Tile Shop 401(k) plan. Employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit, which was $16,500 in 2011, and to have the amount of this reduction contributed to the 401(k) plan. In 2011, we made a matching contribution of $0.25 for every $1.00 that each applicable employee contributed to the 401(k) plan, up to a maximum of 5% of such employee’s salary. Each year, this matching contribution vests as to 20% of the aggregate matching contributions for such employee, such that all previous and future matching contributions will be vested after the employee has been employed by us for a period of five years.

Perquisites.  From time-to-time, we have provided certain of our named executive officers with perquisites that we believe are reasonable. We do not view perquisites as a significant element of our comprehensive compensation structure, but do believe they can be useful in attracting, motivating, and retaining executive talent. We believe that these additional benefits may assist our executive officers in performing their duties and provide time efficiencies for our executive officers in appropriate circumstances, and may consider providing additional perquisites in the future. There are no material perquisites to our named executive officers that are contractual obligations pursuant to written agreement. All future practices regarding perquisites will be approved and subject to periodic review by our compensation committee.

Tax Considerations.  Our board of directors will consider the potential future effects of Section 162(m) of the Code on the compensation paid to our executive officers. Section 162(m) disallows a tax deduction for any publicly-held corporation for individual compensation exceeding $1.0 million in any taxable year for the chief executive officer and each of the next three most highly compensated executive officers (other than the chief financial officer, if any), unless the compensation is “performance based” or based on another available exemption. Prior to being a publicly-held corporation, The Tile Shop’s board of managers did not take the deductibility limit imposed by Section 162(m) into consideration in setting compensation. We expect that our compensation committee will adopt a policy that, where reasonably practicable, will seek to qualify the variable compensation paid to our executive officers for an exemption from the deductibility limitations of Section 162(m). As such, in approving the amount and form of compensation for our executive officers in the future, our compensation committee will consider all elements of the cost to us of providing such compensation, including the potential impact of Section 162(m). However, our compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Taxation of “Parachute” Payments and Deferred Compensation.  We did not provide any executive officer, including any named executive officer, with a “gross-up” or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 409A of the Code during 2011, and we have not agreed, nor are otherwise obligated, to provide any executive officer with such a “gross-up” or other reimbursement. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change of control that exceeds certain prescribed limits, and that we, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code also imposes additional significant taxes on the individual in the event that an executive officer, director, or other service provider received “deferred compensation” that does not meet the requirements of Section 409A of the Code.

2011 Summary Compensation Table

The following table summarizes the compensation earned by each of Messrs. Rucker, Kinder, Randazzo, and Behrman during the fiscal year ended December 31, 2011:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Robert A. Rucker, Chief Executive Officer	2011	262,302	1,032,971	—	788,144	(1)	2,083,417
Joseph Kinder, Senior Vice President – Operations	2011	162,000	91,345	470,000	—		723,345
Carl Randazzo, Senior Vice President – Retail	2011	162,000	135,227	470,000	—		767,227
Leigh M. Behrman, Vice President – Human Resources and Compliance	2011	119,000	45,402	220,000	—		384,402

(1)	Includes $782,444 in tax “gross-ups” related to Mr. Rucker’s bonus compensation and $5,700 in insurance premiums payments made on behalf of Mr. Rucker.

Grants of Plan-Based Awards

The Tile Shop did not grant any plan-based awards during the fiscal year ending December 31, 2011.

Outstanding Equity Awards at Fiscal-Year End

The Tile Shop did not have any outstanding equity awards as of December 31, 2011.

Options Exercises and Stock Vested

None of The Tile Shop’s named executive officers exercised options or had equity awards vest during the fiscal year ending December 31, 2011.

Pension Benefits

The Tile Shop did not sponsor any defined benefit pension or other actuarial plan for its named executive officers during the year ended December 31, 2011.

Nonqualified Deferred Compensation

During the fiscal year ended December 31, 2011, The Tile Shop maintained the Deferred Compensation Plan as a deferred compensation plan for its named executive officers, other than Mr. Rucker.

For a further description of the Deferred Compensation Plan, see “Executive Compensation —  Compensation Discussion and Analysis — Executive Compensation Program Components — Equity and Equity-Linked Incentives” beginning on page 51 of this prospectus. For a quantitative estimate of the payments that would have accrued to each of our named executive officers under the Deferred Compensation Plan had The Tile Shop undergone a change of control on December 31, 2011, which estimated payments represent the total value the phantom equity units held by each named executive officer as of December 31, 2011, see “Executive Compensation — Potential Payments Upon Termination or Change of Control” beginning on page 51 of this prospectus.

Potential Payments Upon Termination or Change of Control

The following table sets forth quantitative estimates of the payments and benefits that would have accrued to each of our named executive officers if his employment had been terminated by The Tile Shop or if The Tile Shop had undergone a change of control on December 31, 2011, as described above under “Executive Compensation — Compensation Discussion and Analysis — Executive Compensation Program Components — Equity and Equity-Linked Incentives” above.

Name of Executive Officer	Termination for Cause ($)(2)(3)	Termination other than for Cause, Disability, or Death ($)(2)(3)	Termination for Disability ($)(2)(3)	Termination for Death ($)(2)(3)	Change of Control ($)(2)
Robert A. Rucker(1)	—	—	—	—	—
Joseph Kinder(1)	—	1,659,600	1,659,000	1,659,000	1,659,000
Carl Randazzo(1)	—	1,659,000	1,659,000	1,659,000	1,659,000
Leigh M. Behrman(1)	—	652,900	652,900	652,900	652,900

(1)	These amounts to not take into account any amounts to which the applicable named executive officers would been entitled pursuant to the terms of their respective offer letter agreements, entered into in June 2012.
(2)	These amounts were calculated using a fair market value of $7.732 for The Tile Shop’s Common Units, established by The Tile Shop’s board of managers based on The Tile Shop’s audited financial statements for the fiscal year ended December 31, 2011.
(3)	These amounts would be payable to the applicable named executive officer on the tenth or fifteenth anniversary of the date of grant of the applicable award. 100,000 phantom equity units were granted to each of Messrs. Kinder, Randazzo, and Behrman on June 15, 2006 and an additional 100,000 phantom equity units were granted to each of Messrs. Kinder and Randazzo on each of May 25, 2007 and January 1, 2009.

Offer Letter Agreements

In June 2012, as the result of arm’s length negotiations, we entered into an offer letter agreement with Mr. Rucker setting forth the terms and conditions of his employment effective upon consummation of the Business Combination. The offer letter agreement provides for an annual base salary of $303,991 for the remainder of the 2012 fiscal year and an annual base salary of $500,000 for the 2013 fiscal year, subject to increases and modifications as determined by our board of directors and its compensation committee. Mr. Rucker’s current base salary is $303,991. Pursuant to the offer letter agreement, Mr. Rucker is entitled to receive severance benefits if his employment is terminated by us without cause at any time or if he is constructively terminated by us, subject to execution of a full release in our favor. In such an event, Mr. Rucker is entitled to continued payment of his base salary for twelve months and an additional payment in an amount equal to twelve times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. Upon a change of control, Mr. Rucker is also entitled to full vesting acceleration with respect to any unvested equity awards if he is terminated without cause or if he is constructively terminated prior to the first anniversary of the change of control.

In June 2012, as the result of arm’s length negotiations, we entered into offer letter agreements with each of Messrs. Kinder, Randazzo, and Behrman setting forth the terms and conditions of each such individual’s respective employment effective upon consummation of the Business Combination. The offer letter agreements provide for an annual base salaries of $200,000, $200,000, and $119,000, respectively, for Messrs. Kinder, Randazzo, and Behrman, subject to increases and modifications as determined by our board of directors and its compensation committee. Messrs. Kinder’s, Randazzo’s, and Behrman’s current base salaries are $200,000, $200,000, and $119,000, respectively. Pursuant to the offer letter agreements, each of Messrs. Kinder, Randazzo and Behrman is entitled to receive severance benefits if his employment is terminated by us without cause at any time or if he is constructively terminated by us, subject to execution of a full release in our favor. In such an event, each of Messrs. Kinder, Randazzo and Behrman is entitled to continued payment of his base salary for six months and an additional payment in an amount equal to six times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. Upon a change of control, each of Messrs. Kinder, Randazzo and Behrman is also entitled to full vesting acceleration with respect to any unvested equity awards if he is terminated without cause or if he is constructively terminated prior to the first anniversary of the change of control.

In July 2012, as the result of arm’s length negotiations, we entered into an offer letter agreement with Mr. Clayton setting forth the terms and conditions of his employment, effective upon consummation of the Business Combination. The offer letter agreement provides for an annual base salary of $200,000, subject to increases and modifications as determined by our board of directors and its compensation committee. Mr. Clayton’s current base salary is $200,000. Pursuant to the offer letter agreement, Mr. Clayton is entitled to receive severance benefits if his employment is terminated by us without cause at any time or if he is constructively terminated by us, subject to execution of a full release in our favor. In such an event, Mr. Clayton is entitled to continued payment of his base salary for six months and an additional payment in an amount equal to six times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. Upon a change of control, Mr. Clayton is also entitled to full vesting acceleration with respect to any unvested equity awards if he is terminated without cause or if he is constructively terminated prior to the first anniversary of the change of control.

In connection with their offer letter agreements, each of Messrs. Rucker, Clayton, Kinder, Randazzo, and Behrman agreed not to compete, directly or indirectly, with us or solicit any of our employees or business contacts during the term of his employment and for a period of two years, one year, one year, one year, and one year thereafter, respectively. Notwithstanding the foregoing, we may, at our election, extend the term of the non-compete and non-solicit obligations to which Messrs. Clayton, Kinder, and Randazzo are subject to be for a period of two years following termination of employment; provided, that we provide the applicable individual with continued payment of his base salary for twelve months (in lieu of six months) and an additional payment in an amount equal to twelve times (in lieu of six times) our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination.

Limitation on Liability and Indemnification Matters

Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;
•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and
•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our bylaws, we are empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our certificate of incorporation and bylaws, we have entered into indemnification agreements with each of our directors and officers. These agreements provide for the indemnification of such directors, officers and employees for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, employee, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of our Company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that the provisions of our certificate of incorporation and bylaws described above and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Rule 10b5-1 Trading Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We describe below transactions and series of similar transactions, occurring since the beginning of our most recently completed fiscal year, to which we were a participant or will be a participant, in which:

•	the amounts involved exceeded or will exceed $120,000; and
•	any of our directors, executive officers, holders of more than 5% of our common stock or any member of their immediate family (collectively, the “Related Persons”) had or will have a direct or indirect material interest.

Compensation arrangements with our named executive officers and directors are described elsewhere in this prospectus.

Business Combination

In August 2012, we consummated the Business Combination pursuant to the terms of that certain Contribution and Merger Agreement (the “Merger Agreement”), dated as of June 27, 2012, by and among JWCAC, on the one hand, and The Tile Shop, the members of The Tile Shop (the “Members”), Nabron International Inc., a Bahamas corporation (“Nabron” and, together with the Members other than ILTS, LLC the “Sellers”), the Company, Tile Shop Merger Sub, Inc., Delaware corporation and wholly owned subsidiary of the Company, and Peter Jacullo, in his capacity as Sellers’ Representative, on the other hand. Pursuant to the Merger Agreement, (i) the Sellers contributed, directly or indirectly, all of the membership interests in The Tile Shop to the Company in exchange for an aggregate of approximately $75,000,000 in cash, promissory notes in an aggregate principal amount of approximately $70,000,000 (the “Promissory Notes”), and 32,000,000 shares of common stock of the Company and (ii) each share of common stock of JWCAC was exchanged for one share of the Company’s common stock. In connection with the Business Combination, we acquired all of the outstanding equity securities of The Tile Shop and JWCAC. Prior to the consummation of the Business Combination, JWCAC redeemed 5,500,000 shares of its outstanding common stock.

The consideration received, directly or indirectly, by each of the Related Persons in connection with the Business Combination is set forth below:

Related Person	Cash Consideration	Promissory Notes	Shares of Common Stock
Nabron International, Inc.	$37,732,065	$37,479,696	17,445,432
The Tile Shop, Inc. (entity controlled by Mr. Rucker)	$23,792,481	$18,887,729	8,313,792
JWTS, Inc. (entity controlled by Mr. Jacullo)	$11,843,840	$11,764,632	5,476,003
Peter H. Kamin Revocable Trust dated February 2003 (entity controlled by Mr. Kamin)	$584,101	$580,194	270,059
Peter H. Kamin Childrens Trust dated March 2007 (entity controlled by Mr. Kamin)	$350,460	$348,116	162,035
3K Limited Partnership (entity controlled by Mr. Kamin)	$233,639	$232,077	108,023
Peter H. Kamin GST Trust (entity controlled by Mr. Kamin)	$65,239	$73,984	35,361
Todd Krasnow	$298,878	$306,060	143,384

The Promissory Notes had a three year term, subject to pre-payment at any time without penalty, and bore interest at a rate of 4% per annum, payable quarterly. The largest aggregate outstanding principal amount under these Promissory Note since the beginning of 2011 was $69,771,111, as of the consummation of the Business Combination. On October 3, 2012, we paid the entire outstanding principal balance of the Promissory Notes together with all accrued interest thereon, in an aggregate amount of $70,099,895, which consisted of $69,771,111 of principal and $328,784 of accrued interest thereon, in full satisfaction of our obligations pursuant to the Promissory Notes.

In connection with the consummation of the Business Combination, JWC Acquisition LLC (the “Sponsor”), an affiliate of JWCAC, distributed 208,734 shares of common stock to Mr. Suttin, 39,284 shares of common stock to an trust affiliated with Mr. Suttin, and 151,123 shares of common stock to Mr. Watts.

Nabron Loan

In August 2012, prior to the consummation of the Business Combination, we issued a $5,500,000 variable term promissory note to Nabron, which bore interest at a rate of 4% per annum and was subject to pre-payment at any time without penalty. The largest aggregate outstanding principal amount under this promissory note since the beginning of 2011 was $5,500,000, as of the date of issuance. On September 28, 2012, we paid the entire outstanding principal balance of this promissory note together with all accrued interest thereon, in an aggregate amount of $5,520,777, which consisted of $5,500,000 of principal and $20,777 of accrued interest thereon, in full satisfaction of our obligations pursuant to this promissory note.

Private Placement

In August 2012, in connection with the consummation of the Business Combination, we issued and sold an aggregate of 1,500,000 shares of our common stock to a total of nine accredited investors at a purchase price of $10.00 per share, generating total gross proceeds of $15.0 million (the “Private Placement”), including 1,080,000 shares of common stock issued to John W. Childs, a 5% stockholder of the Company, 110,000 shares of common stock issued to Mr. Suttin, and 100,000 shares of common stock issued to Mr. Watts.

Registration Rights

In connection with the Business Combination, the Sellers, the members of the Sponsor (the “Sponsor Members”) and the Company entered into a registration rights agreement under which the Sellers and the Sponsor Members hold registration rights with respect to their shares of our common stock. The holders of a majority in interest of our common stock held by the Sellers are entitled to require us, on up to four occasions, to register under the Securities Act the shares of common stock that they received in the Business Combination. The holders of a majority in interest of our common stock held by the Sponsor Members are entitled to require us, on up to two occasions, to register under the Securities Act the shares of common stock that they received in the Business Combination, any shares issued to the Sponsor Members pursuant to the exercise of the warrant held by them where such shares of common stock are not otherwise registered under the Securities Act, and the shares issued in connection with the Private Placement. The securities that may be registered pursuant to the registration rights agreement are referred to as registrable securities. Demand registration may be made pursuant to the registration rights agreement so long as the estimated market value of the shares of common stock to be registered is at least $10,000,000. The majority in interest of each of the Sellers and the Sponsor Members may elect to exercise these registration rights at any time after the earlier of (i) August 21, 2013 or earlier if the last sales price of our common stock equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the closing date of the Business Combination or (ii) our consummation of a liquidation, merger, stock exchange, or similar transaction that results in all of our stockholders having the right to exchange their shares of our common stock for cash, securities, or other property. In addition, these stockholders will have certain “piggyback” registration rights on other registration statements that we may file. We will bear the expenses incurred in connection with the filing of any such registration statements.

Lock-Up Agreements

The Sellers have entered into lock-up agreements pursuant to which the Sellers will not sell any of their shares of our common stock issued in connection with the Business Combination until the earlier of (i) August 21, 2013 or earlier if the last sales price of our common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period commencing on January 18, 2013 or (ii) our consummation of a liquidation, merger, stock exchange, or other similar transaction that results in all of our stockholders having the right to exchange their shares of our common stock for cash, securities, or other property. These transfer restrictions do not apply to certain permitted transfers, including transfers to family members, entities established for estate planning purposes, controlled corporations, and other entities.

The Sponsor Members have entered into a lock-up agreement covering (i) 1,744,187 shares of common stock issued to the Sponsor Members prior to the Business Combination (the “Non-Earnout Shares”), (ii) 290,697 shares of our common stock issued to Sponsor Members prior to the Business Combination (the “Earnout Shares”) and (iii) the shares of our common stock issued in connection with the Private Placement (the “Private Placement Shares”). Under the terms of the lock-up agreement, the Sponsor Members will not sell the Non-Earnout Shares or the Private Placement Shares until August 21, 2013 or earlier if the last sales price of our common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing on January 18, 2013 or if we consummate a liquidation, merger, stock exchange or other similar transaction that results in all of our stockholders having the right to exchange their shares of our common stock for cash, securities, or other property. The Sponsor Members have agreed that they will not sell the Earnout Shares until August 21, 2014 or earlier if the last sales price of our common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing on January 18, 2013, or if we consummate a liquidation, merger, stock exchange or other similar transaction that results in all of our stockholders having the right to exchange their shares for cash, securities, or other property that equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like). These transfer restrictions do not apply to certain permitted transfers, including transfers to family members, entities established for estate planning purposes, controlled corporations, and other entities.

Notwithstanding the foregoing, compliance with such lock-up agreements has been waived with respect to the shares of common stock to be sold by the selling stockholders pursuant to this prospectus. The terms of the lock-up agreements may be amended or further waived.

In addition, we, our officers and directors, and the selling stockholders have signed additional lock-up agreements under which we and they have agreed not to dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock without the prior written consent of Citigroup and Robert W. Baird & Co. Incorporated for a period of 90 days, subject to a possible extension under certain circumstances, after the date of this prospectus. For a further description of this agreement, see “Underwriting” beginning on page 82 of this prospectus.

Warrant Agreements

In connection with the Business Combination, the Sellers and an affiliate of the Sponsor entered into an agreement pursuant to which the Sellers or their assignees purchased from such affiliate an aggregate of 4,466,885 warrants, for an aggregate purchase price of $3,419,327. These warrants were among those sold in connection with JWCAC’s initial public offering (collectively, the “Public Warrants”) and were acquired by the affiliate following JWCAC’s initial public offering for an aggregate purchase price of $3,419,327.

In connection with the Business Combination, we entered into an agreement with the Sponsor and the Sponsor Members under which (i) the Sponsor Members waived their rights and the rights of their permitted transferees to exercise warrants to purchase an aggregate of 5,333,333 shares of common stock, which were issued in a private placement, (the “Sponsor Warrants”) for cash and agreed that such Sponsor Warrants may only be exercised on a cashless basis and that prior to such cashless exercise such holders will not sell, assign, or otherwise transfer any of the Sponsor Warrants other than to their permitted transferees on terms set forth in the warrant agreement relating thereto; (ii) the Sponsor Warrants are subject to redemption after the underlying shares of our common stock exceed $18.00 per share, in the same manner that the Public Warrants are subject to redemption; and (iii) the Sponsor Members agreement not to not purchase, directly or indirectly, any Public Warrants prior to 18 months after the closing of the Business Combination.

In connection with the Business Combination, we entered into a letter agreement with The Tile Shop, Inc., a Minnesota corporation (“TS, Inc.”) and an entity controlled by Mr. Rucker, pursuant to which TS, Inc. and its affiliates agreed (i) to exercise Public Warrants only on a cashless exercise basis and (ii) that the maximum number of shares of our common stock issuable upon exercise of Public Warrants is the lesser of (A) 434,968 shares of common stock or (B) the number of shares of common stock that may be issued without Mr. Rucker’s beneficial ownership of shares of our common stock exceeding 20 percent.

The Tile Shop Related Person Transactions

In June 2011, TS Inc., a holder of 5% of the membership interests of The Tile Shop prior to the Business Combination and an entity controlled by Mr. Rucker, sold (i) an aggregate of 1,710,000 Common Units of The Tile Shop to ILTS, LLC, a Delaware limited liability company (“ILTS”), a holder of 5% of the membership interests in The Tile Shop prior to the Business Combination and an entity of which Mr. Jacullo was a manager and (ii) an aggregate of 290,000 Common Units of The Tile Shop to three trusts that are now stockholders of JWTS, Inc., a Delaware corporation (“JWTS”), a holder of 5% of the membership interests in The Tile Shop and an entity controlled by Mr. Jacullo, in each case for $4.4434 per unit. The Common Units purchased by the three trusts were contributed to, and are now held by, JWTS. Immediately prior to the consummation of the Business Combination, TS Inc. sold an additional 1,710,000 and 290,000 Common Units of The Tile Shop to ILTS and JWTS, respectively, for $4.7583 per unit. In connection with these transactions, The Tile Shop released a security interest in the Common Units that were the subject of these sales.

In January 2012, TS, Inc., ILTS and JWTS sold (i) an aggregate of 129,333 Common Units of The Tile Shop to Mr. Krasnow, (ii) an aggregate of 646,667 Common Units of The Tile Shop to the Peter H. Kamin Revocable Trust dated February 2003, the Peter H. Kamin Childrens Trust dated March 2007, and 3K Limited Partnership, entities of which Mr. Kamin is trustee or general partner, as applicable, (iii) an aggregate of 25,867 Common Units of The Tile Shop to Family Office Investors LLC, an entity in which Mark Riser, a member of the board of managers of The Tile Shop prior to the consummation of the Business Combination, is the sole member, and (iv) an aggregate of 19,400 Common Units of The Tile Shop to Warren Garden, in each case for $7.732 per unit. In connection with these transactions, The Tile Shop made certain representations and warranties.

On each of December 31, 2011 and June 21, 2012, The Tile Shop made a $300,000 payment to TS, Inc. in connection with the final redemption of an aggregate of 3,000,000 special cash distribution units of The Tile Shop issued to TS, Inc., which were fully-redeemed by The Tile Shop and no longer outstanding as of June 21, 2012. In lieu of paying such amounts to TS, Inc. in cash, The Tile Shop reduced the outstanding amount under a promissory note, dated December 30, 2002, made by TS, Inc. and payable to The Tile Shop. The original principal amount of this promissory note was $13,241,800 with simple interest accruing at a rate of five percent per annum on any unpaid balance. The largest aggregate outstanding principal amount under this promissory note since the beginning of 2011 was $1,468,291.75, as of January 1, 2011. On June 21, 2012, TS, Inc. made a final payment to The Tile Shop of $919,444.22 in full satisfaction of all obligations pursuant to this promissory note. Taken together, the aggregate payment of $1,519,444.22 made by TS, Inc. pursuant to this promissory note since the beginning of 2011 fiscal year consisted of a payment of $1,468,291.75 of principal and $51,152.47 of accrued interest.

Policies and Procedures for Related Person Transactions

Effective upon consummation of the Business Combination, our board of directors adopted a written related person transaction policy that sets forth the policies and procedures for the review and approval or ratification of related person transactions. This policy is administered by our audit committee and will covers any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which we were or are to be a participant, the amount involved exceeds $50,000 and a related person had or will have a direct or indirect material interest. While the policy covers related person transactions in which the amount involved exceeds $50,000, the policy states that related person transactions in which the amount involved exceeds $120,000 are required to be disclosed in applicable filings as required by the Securities Act, Exchange Act, and related rules. Our board of directors determined to set the threshold for approval of related person transactions in the policy at an amount lower than that which is required to be disclosed under the Securities Act, Exchange Act, and related rules because we believe that it is appropriate for our audit committee to review transactions or potential transactions in which the amount involved exceeds $50,000, as opposed to $120,000. Pursuant to this policy, our audit committee will (i) review the relevant facts and circumstances of each related person transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party and the extent of the related party’s interest in the transaction, and (ii) take into account the conflicts of interest and corporate opportunity provisions of our code of business conduct and ethics. Management will present to our audit committee each proposed related person transaction, including all relevant facts and circumstances relating thereto, and will update the audit committee as to any material changes to any related person transaction. All related person transactions may only be consummated if our audit committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy. Certain types of transactions have been pre-approved by our audit committee under the policy. These pre-approved transactions include: (i) certain compensation arrangements; (ii) transactions in the ordinary course of business where the related party’s interest arises only (a) from his or her position as a director of another entity that is party to the transaction, (b) from an equity interest of less than 5% in another entity that is party to the transaction, or (c) from a limited partnership interest of less than 5%, subject to certain limitations; and (iii) transactions in the ordinary course of business where the interest of the related party arises solely from the ownership of a class of our equity securities where all holders of such class of equity securities will receive the same benefit on a pro rata basis. No director will be permitted to participate in the approval of a related person transaction for which he or she is a related party.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of November 19, 2012, information regarding beneficial ownership of our common stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;
•	each of our named executive officers;
•	each of our directors;
•	all of our executive officers and directors as a group; and
•	each of the selling stockholders.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she, or it possesses sole or shared voting or investment power of that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose.

Common stock subject to options and warrants currently exercisable or exercisable within 60 days of November 19, 2012, are deemed to be outstanding for computing the percentage ownership of the person holding these options and/or warrants and the percentage ownership of any group in which the holder is a member but are not deemed outstanding for computing the percentage of any other person.

We have based our calculation of the percentage of beneficial ownership based on 42,891,985 shares of our common stock outstanding on November 19, 2012.

Unless otherwise noted below, the address for each of the stockholders in the table below is c/o Tile Shop Holdings, Inc., 14000 Carlson Parkway, Plymouth, Minnesota, 55441.

	Beneficial Ownership Prior to the Offering					Beneficial Ownership Following the Offering
Name of Beneficial Owner	Common Stock	Warrants Exercisable within 60 Days	Number of Shares Beneficially Owned	Percent	Shares Being Offered+	Common Stock	Warrants Exercisable within 60 Days	Number of Shares Beneficially Owned	Percent
5% Stockholders:
Nabron International, Inc.(1)	17,445,432	—	17,445,432	40.67%	2,272,304	15,173,128	—	15,173,128	35.38%
The Tile Shop, Inc.(2)	8,313,792	1,204,528	9,518,320	19.99%	1,029,407	7,284,385	1,204,528	8,488,913	19.25%
JWTS, Inc.(3)	5,574,691	750,310	6,325,001	14.49%	713,274	4,861,417	750,310	5,611,727	12.86%
John W. Childs(4)	1,742,329	2,450,264	4,192,593	9.25%	221,441	1,520,888	2,450,264	3,971,152	8.76%
Noble Resources Limited(5)	314,399	2,390,342	2,704,741	5.97%	—	314,399	2,390,342	2,704,741	5.97%
Executive Officers and Directors:
Robert A. Rucker(2)(6)	8,563,792	1,204,528	9,768,320	19.99%	1,029,407	7,543,385	1,204,528	8,738,913	19.82%
Timothy C. Clayton	—	—	—	*	—	—	—	—	*
Joseph Kinder	—	—	—	*	—	—	—	—	*
Carl Randazzo	—	—	—	*	—	—	—	—	*
Leigh M. Behrman	—	—	—	*	—	—	—	—	*
Peter J. Jacullo III(3)	5,574,691	750,310	6,325,001	14.49%	713,274	4,861,417	750,310	5,611,727	12.86%
Peter H. Kamin(7)	595,212	87,308	682,520	1.59%	—	595,212	87,308	682,520	1.59%
Todd Krasnow(8)	155,331	28,103	183,434	*	—	155,331	28,103	183,434	*
Adam L. Suttin	376,035	714,931	1,090,966	2.50%	46,560	329,475	714,931	1,044,406	2.40%
William E. Watts	305,215	649,938	955,153	2.19%	34,696	270,519	649,938	920,457	2.11%
All executive Officers and Directors as a Group (10 persons)	15,570,276	3,435,118	19,005,394	41.02%	1,823,937	13,746,339	3,435,118	17,181,457	37.09%
Other Selling Stockholders:
Arthur P. Byrne(9)	377,559	649,938	1,027,497	2.36%	46,749	330,810	649,938	980,748	2.25%
David A. Fiorentino(9)	332,801	129,987	462,788	1.08%	38,354	294,447	129,987	424,434	*
Hemanshu Patel(9)	16,675	20,000	36,675	*	2,064	14,611	20,000	34,611	*
Raymond B. Rudy(9)	75,517	129,987	205,504	*	9,351	66,166	129,987	196,153	*
Sawaya Capital Partners, LLC(10)	188,789	324,968	513,757	1.19%	23,375	165,414	324,968	490,382	1.13%
Steven G. Segal(11)	80,782	133,333	214,115	*	10,001	70,781	133,333	204,114	*
Adam L. Suttin Irrevocable Family Trust(12)	39,284	—	39,284	*	4,865	34,419	—	34,419	*
Jeffrey J. Teschke(9)	332,801	129,987	462,788	1.08%	38,354	294,447	129,987	424,434	*
Amanda Watts(13)	32,212	—	32,212	*	3,988	28,224	—	28,224	*
Bradley Watts(14)	32,212	—	32,212	*	3,988	28,224	—	28,224	*
Theodore Weinberg(15)	9,919	—	9,919	*	1,229	8,690	—	8,690	*

*	Represents beneficial ownership of less than one percent (1%) of the outstanding common stock.

+	If the underwriters exercise their option to purchase additional shares in full, the selling stockholders will sell a total of 675,000 additional shares in the offering, which shares shall be allocated on a pro rata basis based on the number of shares initially sold by each selling stockholder.
(1)	Based upon a Schedule 13D filed with the SEC on August 29, 2012 by Nabron International, Inc., a Bahamas company (Nabron”), Noble Resources Limited, a British Virgin Islands company (“Noble”), Raymond Long Sing Tang (“Tang”), Lars Soren Sorensen (“Sorensen”), and Louise Mary Garbarino (“Garbarino”). Tang, Sorensen, and Garbarino are directors of Nabron and may be deemed to have shared voting and investment power over the securities held by Nabron. The business address of Nabron is 2nd Floor, Le Prince de Galles, 3-5 Avenue des Citronniers, MC98000 Monaco.
(2)	Based upon a Schedule 13D filed with the SEC on August 29, 2012 by The Tile Shop, Inc., a Minnesota corporation (“TS, Inc”) and Robert A. Rucker (“Rucker”). TS, Inc. and its affiliates have agreed (i) to exercise the warrants held by TS, Inc. only on a cashless exercise basis and (ii) that the maximum number of shares of common stock issuable upon exercise of such warrants will be the lesser of (A) 434,968 shares of common stock or (B) the number of shares of common stock that may be issued without Rucker’s beneficial ownership of shares of our common stock exceeding 20%. Rucker is the sole director of TS, Inc. and may be deemed to have sole voting and investment power over the securities held by TS, Inc.
(3)	Based upon a Schedule 13D filed with the SEC on August 29, 2012 by JWTS, Inc., a Delaware corporation (“JWTS”) and Peter J. Jacullo III (“Jacullo”). Jacullo is the sole director of JWTS and may be deemed to have sole voting and investment power over the securities held by JWTS. The business address of JWTS is c/o Peter J. Jacullo III 61 High Ridge Avenue, Ridgefield, Connecticut 06877.
(4)	Based upon a Schedule 13D filed with the SEC on August 29, 2012 by John W. Childs (“Childs”). The business address of Childs is Bay Corporate Center — North Entrance, 1000 Winter Street — Suite 4300, Waltham, Massachusetts 02451.
(5)	Based upon a Schedule 13D filed with the SEC on August 29, 2012 by Nabron, Noble, Tang, Sorensen, and Gabarino. Tang, Sorensen, and Garbarino are directors of Noble and may be deemed to have shared voting and investment power over the securities held by Nabron. The business address of Noble is 2nd Floor, Le Prince de Galles, 3-5 Avenue des Citronniers, MC98000 Monaco.
(6)	Includes 250,000 shares of restricted common stock held by Rucker.
(7)	Consists of 10,000 shares of restricted common stock held by Peter H. Kamin (“Kamin”), 274,926 shares of common stock and 37,005 shares of common stock issuable upon exercise of warrants held by the Peter H. Kamin Revocable Trust dated February 2003 (“2003 Trust”), 164,955 shares of common stock and 22,200 shares of common stock issuable upon exercise of warrants held by the Peter H. Kamin Childrens Trust dated March 1997 (“1997 Trust”), 35,361 shares of common stock and 13,304 shares of common stock issuable upon exercise of warrants held by the Peter H. Kamin GST Trust (“GST”), and 109,970 shares of common stock and 14,799 shares of common stock issuable upon exercise of warrants held by 3K Limited Partnership (“3K” and, together with Kamin, 2003 Trust, 1997 Trust, GST, and 3K, the “Kamin Entities”). Kamin is the sole trustee of the 2003 Trust, the sole trustee of the 1997 Trust, a trustee of GST, and sole general partner of 3K and may be deemed to have sole voting and investment power over the securities held by these entities.

(8) Includes 10,000 shares of restricted common stock held by Todd Krasnow.

(9)	The business address of this stockholder is Bay Corporate Center — North Entrance, 1000 Winter Street — Suite 4300, Waltham, Massachusetts 02451.
(10)	Fuad Sawaya is president and majority equityholder of Sawaya Capital Partners, LLC (“Sawaya”) and may be deemed to have sole voting and investment power over the securities held by Sawaya. The business address of Sawaya is 888 Seventh Avenue, 8th Floor, New York, New York 10019.
(11)	The business address of Steven G. Segal is 50 Wachusett Road Chestnut Hill, Massachusetts 02467.
(12)	Hope Suttin and Doris Suttin are co-trustees of the Adam L. Suttin Irrevocable Family Trust (“Suttin Trust”) and may be deemed to have shared voting and investment power over the securities held by Suttin Trust. The business address of Suttin Trust is 32 Holly Road, Waban, Massachusetts 02468.
(13)	The business address of Amanda Watts is 222 East 34th Street, Apartment 1214, New York, New York 10016.
(14)	The business address of Bradley Watts is 2 Cornelia Street, Apartment 404, New York, New York 10014.
(15)	The business address of Theodore Weinberg is 1490 Beacon Street, Unit 5, Boston, Massachusetts 02446.

DESCRIPTION OF CAPITAL STOCK

General

Our certificate of incorporation authorizes us to issue up to 100,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share.

As of September 30, 2012, 42,891,985 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to our certificate of incorporation and our bylaws, which were previously filed with the SEC.

Common Stock

  Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive such dividends, if any, as may be declared from time-to-time by our board of directors out of legally available funds.

  Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

  Liquidation

In the event of our liquidation, dissolution, or winding up, holders of our common stock will be entitled to the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

  Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences, and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control of our company or other corporate action. No shares of preferred stock are outstanding and we has no present plan to issue any shares of preferred stock.

Registration Rights

The Sellers and the Sponsor Members hold registration rights with respect to certain of their shares of our common stock. The holders of a majority in interest of our common stock held by the Sellers are entitled to require us, on up to four occasions, to register under the Securities Act the shares of common stock that they received in the Business Combination. The holders of a majority in interest of our common stock held by the Sponsor Members are entitled to require us, on up to two occasions, to register under the Securities Act the shares of common stock that they received in the Business Combination, any shares issued to the Sponsor Members pursuant to the exercise of the warrant held by them where such shares of common stock are not otherwise registered under the Securities Act, and the shares issued in connection with the Private Placement. The securities that may be registered pursuant to the registration rights agreement are referred to as registrable securities. Demand registration may be made pursuant to the registration rights agreement so long as the estimated market value of the shares of common stock to be registered is at least $10,000,000. The majority in interest of each of the Sellers and the Sponsor Members may elect to exercise these registration rights at any time after the earlier of (i) August 21, 2013 or earlier if the last sales price of our common stock equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the closing date of the Business Combination or (ii) our consummation of a liquidation, merger, stock exchange, or similar transaction that results in all of our stockholders having the right to exchange their shares of our common stock for cash, securities, or other property. In addition, these stockholders will have certain “piggyback” registration rights on other registration statements that we may file. We will bear the expenses incurred in connection with the filing of any such registration statements.

Warrants

  Public Warrants

Each Public Warrant entitles the registered holder to purchase one share of our common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time on or after September 20, 2012. The Public Warrants will expire on August 21, 2017, at 4:30 p.m., New York time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of common stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act with respect to the shares of common stock underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to us satisfying our obligations described below with respect to registration. No Public Warrant will be exercisable and we will not be obligated to issue shares of common stock upon exercise of a Public Warrant unless common stock issuable upon such Public Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrant. In the event that the conditions in the two immediately preceding sentence are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any Public Warrant.

Under the warrant agreement, we are obligated to use our best efforts to maintain the effectiveness of a registration statement under the Securities Act, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. In addition, we are obligated to use our best efforts to register the shares of common stock issuable upon exercise of a Public Warrant under the blue sky laws of the states of residence of the exercising warrant holder to the extent an exemption is not available.

If any such registration statement is not effective the on 60th business day following the closing of the Business Combination or afterward, holders of the Public Warrants will have the right, during the period beginning on the 61st business day after the closing of the Business Combination and ending upon such registration statement being declared effective by the SEC, and during any other period when we fail to maintain an effective registration statement covering the shares of common stock issuable upon exercise of the Public Warrants, to exercise such Public Warrants on a “cashless basis,” by exchanging the Public Warrants (in accordance with Section 3(a)(9) of the Securities Act or another exemption) for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the warrant exercise price and the “fair market value” by (y) the fair market value. For this purpose, “fair market value” will mean the volume weighted average price of common stock as reported during the ten (10) trading day period ending on the trading day prior to the date that notice of exercise is received by the warrant agent from the holder of such warrants or our securities broker or intermediary.

We may call the Public Warrants for redemption:

•	in whole and not in part;
•	at a price of $0.01 per warrant;
•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and
•	if, and only if, the reported last sale price of our common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption to the warrant holders.

We will not redeem the Public Warrants unless an effective registration statement covering the shares of common stock issuable upon exercise of the Public Warrants is current and available throughout the 30-day redemption period.

We established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Public Warrants, each warrant holder will be entitled to exercise his, her, or its Public Warrant prior to the scheduled redemption date. However, the price of our common stock may fall below the $18.00 redemption trigger price as well as the $11.50 warrant exercise price after the redemption notice is issued.

If we call the Public Warrants for redemption as described above, we will have the option to require any holder that wishes to exercise his, her, or its Public Warrant to do so on a “cashless basis.” If we take advantage of this option, all holders of Public Warrants would pay the exercise price by surrendering his, her, or its Public Warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” by (y) the fair market value. For this purpose, the “fair market value” shall mean the average reported last sale price of our common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If we take advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of common stock to be received upon exercise of the Public Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe that this feature is an attractive option if we do not need the cash from the exercise of the Public Warrants. If we call the Public Warrants for redemption and do not take advantage of this option, Sponsor Members and their permitted transferees would still be entitled to exercise their Sponsor Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a Public Warrant may notify us in writing in the event that he, she, or it elects to be subject to a requirement that such holder will not have the right to exercise such Public Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% of the shares of our common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of common stock is increased by a stock dividend payable in shares of common stock, or by a split-up of shares of common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of common stock issuable on exercise of each Public Warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to holders of common stock entitling holders to purchase shares of common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of common stock equal to the product of (i) the number of shares of common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for common stock) multiplied by (ii) the quotient of (x) the price per share of common stock paid in such rights offering divided by (y) the “fair market value”. For these purposes (i) if the rights offering is for securities convertible into or exercisable for common stock, in determining the price payable for common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) for this purpose “fair market value” means the volume weighted average price of common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if at any time while the Public Warrants are outstanding and unexpired, we pay a dividend or makes a distribution in cash, securities, or other assets to the holders of our common stock on account of such shares of common stock (or other shares of capital stock for which the warrants are exercisable), other than (a) as described above or (b) certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of our common stock in respect of such event.

If the number of outstanding shares of our common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of our common stock, or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification, or similar event, the number of shares of our common stock issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding shares of our common stock.

Whenever the number of shares of our common stock purchasable upon the exercise of the Public Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of our common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of our common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of our common stock (other than those described above or that solely affects the par value of such shares of common stock), or in the case of any merger or consolidation with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of the outstanding shares of common stock), or in the case of any sale or conveyance to another corporation or entity of our assets or other property as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Public Warrants would have received if such holder had exercised their warrants immediately prior to such event. The warrant agreement provides for certain modifications to what holders of Public Warrants will have the right to purchase and receive upon the occurrence of certain events, and that if more than 30% of the consideration receivable by the holders of common stock in the applicable event is payable in the form of common stock in the successor entity that is not listed for trading on a national securities exchange or on the OTC Bulletin Board, or is not to be so listed for trading immediately following such event, then the Public Warrant exercise price will be reduced in accordance with a formula specified in the warrant agreement.

The Public Warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the warrant agreement, which was filed as an exhibit to JWCAC’s registration statement in connection with its initial public offering, for a complete description of the terms and conditions applicable to the Public Warrants.

The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the Public Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

  Sponsor Warrants

The Sponsor Warrants became exercisable on September 20, 2012 and are not be redeemable by us so long as they are held by Sponsor Members or their permitted transferees. Otherwise, the Sponsor Warrants have terms and provisions that are identical to those of the Public Warrants, except that the Sponsor Warrants may be exercised by the holders on a cashless basis. If the Sponsor Warrants are held by holders other than Sponsor Members or their permitted transferees, the Sponsor Warrants will be redeemable us and exercisable by the holders on the same basis as the Public Warrants.

If holders of the Sponsor Warrants elect to exercise such Sponsor Warrant on a cashless basis, they would pay the exercise price by surrendering their Sponsor Warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” by (y) the fair market value. For this purpose, “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these Sponsor Warrants will be exercisable on a cashless basis so long as they are held by the Sponsor Members or their affiliates and permitted transferees is because it was not known at the time of JWCAC’s initial public offering if the holders of such warrants would be affiliated with us following the Business Combination. Given that certain Sponsor Members remain affiliated with us, their ability to sell our securities in the open market is significantly limited. We have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders are permitted to sell our securities, an insider cannot trade in those securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could exercise their warrants and sell the shares of common stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

The Sponsor Members have (i) waived their rights and the rights of their permitted transferees to exercise the Sponsor Warrants for cash (ii) agreed that such Sponsor Warrants may only be exercised on a cashless basis, (iii) agreed that prior to such cashless exercise such Sponsor Members will not sell, assign or otherwise transfer any of the Sponsor Warrants other than to certain permitted transferees on terms set forth in the warrant agreement relating thereto, and (iv) that the Sponsor Warrants will be subject to redemption after the trading price of the our common stock exceeds $18.00 per share in the same manner that the Public Warrants are subject to redemption.

Anti-Takeover Provisions

Our certificate of incorporation provides for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our certificate of incorporation and bylaws provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairperson of the board, chief executive officer, or president may call a special meeting of stockholders.

Our certificate of incorporation and bylaws require a 75% stockholder vote for the rescission, alteration, amendment, or repeal of the bylaws by stockholders, and provide that stockholders may only remove a director for cause with a 75% stockholder vote. Our certificate of incorporation and bylaws provide that vacancies occurring on our board of directors for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of our board of directors. Our bylaws establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors. The combination of the classification of our board of directors, the lack of cumulative voting or the ability of stockholders to take action by written consent, the 75% stockholder voting requirements, the limitations on removing directors without cause, the ability of the board to fill vacancies, and the advance notice provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing its board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our securities that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

  Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge, or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges, or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

  Acceleration of Restricted Stock and Options Upon Change of Control

Generally, under the 2012 Plan, in the event of certain mergers, a reorganization, or consolidation of our Company with or into another corporation, or the sale of all or substantially all of our assets or all of our capital stock wherein the successor corporation does not assume outstanding options or issue equivalent options, our board of directors may accelerate vesting of restricted stock options outstanding under the 2012 Plan.

Choice of Forum

Our certificate of incorporation and bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation, or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Limitations of Liability and Indemnification

Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our certificate of incorporation from limiting the liability of its directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;
•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and
•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our bylaws, we are empowered to purchase insurance on behalf of any person whom we is required or permitted to indemnify.

In addition to the indemnification required in our certificate of incorporation and bylaws, we have entered into indemnification agreements with each of our directors and officers. These agreements provide for the indemnification of such directors and officers for certain expenses and liabilities incurred in connection with any action, suit, proceeding, or alternative dispute resolution mechanism, or hearing, inquiry, or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent, or fiduciary of our Company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, employee, agent, or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent, or fiduciary of another entity. In the case of an action or proceeding by or in the right of our Company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that the provisions of our certificate of incorporation and bylaws described above and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

The NASDAQ Global Market Listing

Our common stock is listed on The NASDAQ Global Market under the symbol “TTS.” The Public Warrants are quoted on the Over-the-Counter Bulletin Board under the symbol “TTSAW.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

MATERIAL U.S. FEDERAL INCOME TAX
CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock issued pursuant to this prospectus. This discussion is not a complete analysis of all the potential U.S. federal income and estate tax consequences relating thereto, nor does it address any gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This discussion does not address all of the U.S. federal income and estate tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, U.S. expatriates, partnerships or other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation, persons subject to the alternative minimum tax, persons that own, or have owned, actually or constructively, more than 5% of our common stock and persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY PROSPECTIVE INVESTOR. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS. ADDITIONALLY, THIS DISCUSSION CANNOT BE USED BY ANY INVESTOR FOR THE PURPOSE OF AVOIDING TAX PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDER.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (or other entity treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the U.S.;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S., any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
•	a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the U.S. federal income tax treatment of a partner of that partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

Distributions on Our Common Stock

If we make distributions on our common stock (other than certain pro rata distributions of our common stock), such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will first be applied against and reduce a holder’s tax basis in the common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described in the section entitled “—Gain on Disposition of Our Common Stock” below.

As discussed under “Dividend Policy” above, we do not expect to pay dividends in the foreseeable future. In the event that we do pay dividends, dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the U.S., and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business, the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (and if required by an applicable income tax treaty, attributable to a fixed base or permanent establishment maintained by the non-U.S. holder in the U.S.) generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if such holder were a resident of the U.S. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

A non-U.S. holder who claims the benefit of an applicable income tax treaty with respect to a distribution generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock, unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S., and if required by an applicable income tax treaty, attributable to a fixed base or permanent establishment maintained by the non-U.S. holder in the U.S.;
•	the non-U.S. holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•	our common stock constitutes a “U.S. real property interest” by reason of our status as a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or other disposition occurs. The determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently, and do not anticipate becoming, a USRPHC for U.S. federal income tax purposes.

Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the U.S. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the U.S.), provided that the non-U.S. holder has timely filed a U.S. federal income tax return with respect to such losses.

While we believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, if we should at some point become a USRPHC, gain described in the third bullet point above will be subject to U.S. federal income tax under regular graduated U.S. federal income tax rates with respect to the gain recognized.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 28% rate, however, generally will not apply to distributions to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

U.S. Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the U.S. (as defined for U.S. federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable treaty provides otherwise.

Recent Legislation Relating to Foreign Entities

Recently enacted legislation will impose withholding taxes on certain types of payments made to “foreign financial institutions” (as specially defined under these rules) and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign banks, custodial agents, intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations (including substantial information regarding U.S. account holders of such institution) or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. The legislation applies to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

Citigroup Global Markets Inc. and Robert W. Baird & Co. Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.	2,250,000
Robert W. Baird & Co. Incorporated	1,350,000
Telsey Advisory Group LLC	450,000
Wedbush Securities Inc.	225,000
Houlihan Lokey Capital, Inc.	112,500
Sidoti & Company, LLC	112,500
Total	4,500,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters’ option to purchase additional shares described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $      per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

If the underwriters sell more shares than the total number set forth in the table above, the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 675,000 additional shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers and directors, and the selling stockholders have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup and Robert W. Baird & Co. Incorporated, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Citigroup and Robert W. Baird & Co. Incorporated in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In addition, certain selling stockholders entered into lock-up agreements in connection with the Business Combination. Compliance with such lock-up agreements has been waived with respect to the shares of common stock to be sold by the selling stockholders pursuant to this prospectus. See “Certain Relationships and Related Transactions — Lock-Up Agreements” beginning on page 64 of this prospectus.

The shares are listed on The NASDAQ Global Market under the symbol “TTS.”

The following table shows the underwriting discounts and commissions that the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by Selling Stockholders
	No Exercise	Full Exercise
Per share	$0.825	$0.825
Total	$3,712,500	$4,269,375

We estimate that the total expenses of this offering will be $190,117, all of which will be paid by us.

In connection with this offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional shares, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.
º	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ underwriters’ option to purchase additional shares.
º	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.
•	Covering transactions involve purchases of shares either pursuant to the underwriters’ option to purchase additional shares or in the open market in order to cover short positions.
º	To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
º	To close a covered short position, the underwriters must purchase shares in the open market or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares.
•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of shares of our common stock. They may also cause the price of shares of our common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The NASDAQ Global Market, in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

In addition, in connection with this offering, some of the underwriters (and selling group members) may engage in passive market making transactions in the shares on The NASDAQ Global Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on The NASDAQ Global Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the shares during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the shares to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

Conflicts of Interest

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking, and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
•	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000

(Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or
•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;
•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or
•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;
•	where no consideration is or will be given for the transfer; or
•	where the transfer is by operation of law.

LEGAL MATTERS

Certain legal matters with respect to the legality of the issuance of the shares of common stock offered by the selling stockholders by this prospectus will be passed upon for the selling stockholders by Foley & Lardner LLP, Boston, Massachusetts. The underwriters are being represented by McDermott Will & Emery LLP, New York, New York in connection with the offering.

EXPERTS

The consolidated financial statements of Tile Shop Holdings, Inc. and Subsidiaries (formerly known as The Tile Shop, LLC and Subsidiary) as of December 31, 2011, and for the year ended December 31, 2011 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report included herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The audited consolidated financial statements of Tile Shop Holdings, Inc. and Subsidiaries (formerly known as The Tile Shop, LLC and Subsidiary) as of December 31, 2010, and for the years ended December 31, 2010 and 2009 included in this prospectus have been so included in the reliance on a report of McGladrey LLP, an independent registered public accounting firm, appearing elsewhere herein given on the authority of said firm, as experts in auditing and accounting.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On November 18, 2011, the board of managers of The Tile Shop dismissed McGladrey LLP, or McGladrey, as its independent registered public accounting firm effective as of November 25. Further, The Tile Shop engaged Deloitte & Touche LLP, or Deloitte, as its independent registered public accounting firm during the first quarter of 2012. Deloitte is the independent registered public accounting firm of the Company.

McGladrey’s report on The Tile Shop’s consolidated financial statement as of December 31, 2010, and for the fiscal years ended December 31, 2010 and 2009, did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2010 and 2009 and the interim period through November 18, 2011, The Tile Shop had no: (i) disagreements with McGladrey on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure which, if not resolved to the satisfaction of McGladrey, would have caused McGladrey to make reference to the matter in their report, or (ii) reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

During the fiscal years ended December 30, 2010 and 2009 and the interim period through November 18, 2011, neither The Tile Shop nor anyone acting on its behalf consulted Deloitte regarding either: (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on its financial statements; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock by the selling stockholders. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, we file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC's public reference facilities and the website of the SEC referred to above.

Tile Shop Holdings, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
as of September 30, 2012, and December 31, 2011
(unaudited)

	September 30, 2012	December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	$5,960,648	$6,283,477
Restricted cash	1,000,000	—
Trade receivables, net	1,096,958	738,814
Inventories	40,662,276	43,743,872
Prepaid expenses	7,450,564	3,838,402
Note receivable from member	—	1,205,134
Deferred tax asset – current	5,216,960	—
Other current assets	428,766	381,631
Total current assets	61,816,172	56,191,330
Property, plant and equipment, net	71,302,603	62,065,287
Deferred tax asset	27,906,640	—
Other assets	804,466	748,876
TOTAL ASSETS	161,829,881	$119,005,493
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$15,639,145	$10,317,497
Current portion of long term debt	360,000	559,286
Accrued wages and salaries	2,541,262	2,617,219
Other accrued liabilities	4,350,768	3,399,474
Current portion of capital lease obligation	225,399	194,200
Current portion of promissory note including accrued interest	3,805,846	—
Deferred compensation	6,014,470	—
Distributions payable to members	—	4,251,346
Total current liabilities	32,936,890	21,339,022
Long-term debt	1,085,000	2,445,000
Capital lease obligation	1,479,460	1,654,448
Deferred rent	17,751,439	15,583,409
Promissory note	66,271,111	—
Deferred compensation and other liabilities	—	2,836,683
TOTAL LIABILITIES	119,523,900	43,858,562
Commitments and contingencies
Stockholders’ equity:
Common stock, par value 0.0001; authorized: 100,000,000 shares; issued: 42,891,985 shares	4,289	3,200
Preferred stock, par value 0.0001; authorized: 10,000,000 shares; issued: 0 shares	—	—
Additional paid-in-capital	18,983,990	8,174,685
Treasury units	—	(261,168)
Retained earnings	23,317,702	67,230,214
Total stockholders’ equity	42,305,981	75,146,931
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$161,829,881	$119,005,493

The accompanying notes are an integral part of these condensed consolidated financial statements.

Tile Shop Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Income
for the nine months ended September 30, 2012 and 2011
(unaudited)

	Nine months ended September 30
	2012	2011
Net sales	$136,463,028	$115,014,677
Cost of sales	37,025,108	30,297,496
Gross profit	99,437,920	84,717,181
Selling, general and administrative expenses	68,605,613	58,224,776
Deferred compensation expense	3,896,799	966,439
Income from operations	26,935,508	25,525,966
Interest expense	626,023	296,839
Other income (expense)	23,052	36,116
Income before income taxes	26,332,537	25,265,243
Benefit (provision) for income taxes	4,298,866	(578,603)
Net income	$30,631,403	$24,686,640
Weighted average basic shares outstanding	33,544,079	32,000,000
Weighted average diluted shares outstanding	33,544,079	32,000,000
Basic earnings per share	$0.91	$0.77
Diluted earnings per share	$0.91	$0.77
Pro forma computation related to conversion to C Corporation for income tax purposes
Historical income before income taxes	$26,332,537	$25,265,243
Pro forma benefit (provision) for income taxes	(11,059,666)	(10,611,402)
Pro forma net income	$15,272,871	$14,653,841
Pro forma weighted average basic shares outstanding	42,535,391	42,534,884
Pro forma weighted average diluted shares outstanding	42,535,391	42,534,884
Pro forma basic earnings per share	$0.36	$0.34
Pro forma diluted earnings per share	$0.36	$0.34

The accompanying notes are an integral part of these condensed consolidated financial statements.

Tile Shop Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Stockholders’ Equity
for the year ended December 31, 2011 and the nine months ended September 30, 2012
(unaudited)

	Common stock		Additional paid-in-capital	Treasury units	Retained earnings
	Shares	Amount				Total
Balance at January 1, 2011	32,000,000	$3,200	$8,258,685	$(261,168)	$61,436,401	$69,437,118
Redemption of common units of Tile Shop LLC	—	—	(84,000)	—	(1,400,200)	(1,484,200)
Distributions to members of Tile Shop LLC	—	—	—	—	(24,165,867)	(24,165,867)
Net income	—	—	—	—	31,359,880	31,359,880
Balance at December 31, 2011	32,000,000	3,200	8,174,685	(261,168)	67,230,214	75,146,931
Merger of JWC Acquisition Corp	10,534,884	1,054	1,241,302	—	—	1,242,356
Issuance of promissory note	—	—	(17,282,304)	—	(52,488,806)	(69,771,110)
Distributions to members of Tile Shop LLC	—	—	—	—	(22,055,109)	(22,055,109)
Cancellation of treasury units	—	—	(261,168)	261,168	—	—
Issuance of restricted shares	295,000	30	(30)	—	—	—
Exercise of warrants	52,101	5	599,156	—	—	599,161
Stock based compensation	—	—	835,515	—	—	835,515
Expenses for recapitalization	—	—	(2,146,766)	—	—	(2,146,766)
Deferred income taxes	—	—	27,823,600	—	—	27,823,600
Net income	—	—	—	—	30,631,403	30,631,403
Balance at September 30, 2012	42,881,985	$4,289	$18,983,990	$0	$23,317,702	$42,305,981

The accompanying notes are an integral part of these condensed consolidated financial statements.

Tile Shop Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
for the nine months ended September 30, 2012 and 2011
(unaudited)

	Nine months ended September 30, 2012	Nine months ended September 30, 2011
Cash Flows From Operating Activities
Net income	$30,631,403	$24,686,640
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,542,914	6,158,196
Loss on disposals of property, plant and equipment	6,261	60,695
Deferred rent	2,168,030	1,466,284
Stock based compensation	263,347	—
Deferred compensation expense	3,896,799	966,439
Deferred income taxes	(5,300,000)	—
Changes in operating assets and liabilities:
Trade receivables	(358,144)	32,588
Inventories	3,081,595	(7,346,578)
Prepaid expenses and other current assets	(3,714,886)	(2,310,552)
Accounts payable	4,721,780	(973,693)
Accrued expenses and other liabilities	(1,399,007)	856,687
Net cash provided by operating activities	41,540,092	23,596,706
Cash Flows From Investing Activities
Purchases of property, plant and equipment	(16,186,622)	(11,371,746)
Restricted cash	(1,000,000)	—
Net cash used in investing activities	(17,186,622)	(11,371,746)
Cash Flows From Financing Activities
Repayments of long-term debt and capital lease obligations	(1,703,074)	(617,964)
Distributions to members of Tile Shop LLC	(26,306,455)	(13,470,697)
Cash received in merger with JWC Acquisition Corp	62,904,424	—
Proceeds from issuance of common shares to JWC Acquisition Corp's shareholders	15,000,000	—
Payment to members of Tile Shop LLC for contribution	(75,000,000)	—
Proceeds from exercise of warrants	599,161	—
Payment towards special cash distribution units	(300,000)	—
Expenses for recapitalization	(1,075,489)	—
Receipt on note from member	1,205,134	—
Net cash used in financing activities	(24,676,299)	(14,088,661)
Net change in cash	(322,829)	(1,863,701)
Cash and cash equivalents beginning of period	6,283,477	14,116,594
Cash and cash equivalents end of period	$5,960,648	$12,252,893
Supplemental disclosure of cash flow information
Cash paid for interest	$297,312	$296,839
Cash paid for income taxes	$437,688	$586,362
Non cash items
Issuance of promissory note as a part of merger transaction	$69,771,111	$—
Increase in accrued expenses and APIC through merger transactions	$1,662,068	$—
Increase in APIC for transaction costs	$2,146,766	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

Tile Shop Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(unaudited)

Note 1: Organization and Nature of Business

The Tile Shop, LLC (“The Tile Shop”) was formed on December 30, 2002, as a Delaware limited liability company (LLC) and began operations on January 1, 2003. Tile Shop Holdings, Inc. (the “Company”) was incorporated under the laws of the state of Delaware in 2012 as a wholly-owned subsidiary of The Tile Shop. The Company was formed for the purpose of consummating the transactions contemplated by the Contribution and Merger Agreement (the “Contribution and Merger Agreement”), dated June 27, 2012, by and among JWC Acquisition Corp., a Delaware corporation (“JWCAC”), The Tile Shop, the member of The Tile Shop other than ILTS, LLC, a Delaware limited liability company (“ILTS”), Nabron International, Inc., a Bahamas corporation (“Nabron”), Tile Shop Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Peter J. Jacullo III, as representative (“Business Combination”), which was completed on August 21, 2012 and is fully discussed in Note 2 below. JWCAC was incorporated under the laws of the state of Delaware in 2010 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination involving JWCAC and one or more businesses.

The Company and subsidiaries are engaged in the sale of tile and flooring products. The Company also fabricates or manufactures certain products in Michigan and Wisconsin. The Company’s primary market is retail sales to consumers; however, the Company does have sales to contractors. As of September 30, 2012, the Company had 62 stores and an on-line retail operation. The retail stores are located in Minnesota, Wisconsin, Kansas, Illinois, Michigan, Ohio, Indiana, Maryland, Missouri, Kentucky, New York, Virginia, Iowa, North Carolina, New Jersey, Tennessee, Nebraska, Delaware, Georgia, and Pennsylvania. The Company also has distribution centers located in Wisconsin, Michigan, and Virginia.

Note 2: Business Combination

On August 21, 2012, pursuant to the terms of the Contribution and Merger Agreement, the Business Combination was consummated. The members of The Tile Shop other than ILTS contributed their membership interests in The Tile Shop to the Company, and Nabron contributed its membership interest in ILTS to the Company (the “Contribution”), in exchange for (i) a cash payment of $75 million, (ii) 32,000,000 shares of the Company’s common stock valued at $320 million, and (iii) promissory notes issued by the Company in the aggregate principal amount of $69.8 million. As a result of the Contribution, all ownership interests in The Tile Shop were contributed to the Company.

Prior to the Business Combination, certain JWCAC shareholders exercised their redemption rights with respect to 5.5 million shares of JWCAC public stock, which were redeemed at the closing of the Business Combination. Immediately thereafter and concurrently with the Contribution, Merger Sub merged with and into JWCAC, with JWCAC surviving (the “Merger”). In connection with the Merger, (i) each remaining outstanding share of JWCAC common stock was exchanged for one share of the Company’s common stock and (ii) each outstanding JWCAC warrant (17,833,333) that was formerly exercisable for one share of JWCAC common stock became exercisable for one share of the Company’s common stock.

In connection with the Business Combination, certain members of the JWC Acquisition LLC, an affiliate of JWCAC, purchased 1,500,000 shares of the Company’s common stock from the Company in a private placement at a purchase price of $10.00 per share, and the members of The Tile Shop withdrew $12.9 million of cash from The Tile Shop by way of dividend.

As result of the Business Combination, the Company owns, directly or indirectly, all of the equity in The Tile Shop, ILTS, and JWCAC. Immediately following closing of the Business Combination, the former members of The Tile Shop and the former JWCAC stockholders hold 75.2% and 24.8%, respectively, of the issued and outstanding shares of common stock of the Company.

Tile Shop Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(unaudited)

Note 2: Business Combination  – (continued)

The number of shares of common stock of the Company issued and outstanding immediately following the consummation of the Business Combination is summarized as follows:

Number of Shares
JWCAC public shares outstanding prior to the Business Combination	12,500,000
JWCAC founder shares	2,034,884
Total JWCAC shares outstanding prior to the Business Combination	14,534,884
Less: redemption of JWCAC public shares	(5,500,000)
Total JWCAC shares outstanding immediately prior to the effective date of the Business Combination	9,034,884
Common shares issued as consideration to members of The Tile Shop	32,000,000
Common shares issued to sponsor of JWCAC	1,500,000
Total common shares outstanding at closing, August 21, 2012	42,534,884

Basis of presentation and accounting treatment of Business Combination:

The Tile Shop is considered the acquirer for accounting purposes, and has accounted for the Business Combination as a recapitalization because it obtained effective control of JWCAC. The Tile Shop did not have a change in control since The Tile Shop’s operations comprises the ongoing operations of the combined entity, its senior management became the senior management of the combined entity, and its former owners own a majority voting interest in the combined entity and are able to elect a majority of the combined entity’s board of directors. Accordingly, the Business Combination does not constitute the acquisition of a business for purposes of Financial Accounting Standards Board’s Accounting Standard Codification 805, “Business Combinations,” (ASC 805). As a result, the assets and liabilities of The Tile Shop and JWCAC are carried at historical cost and the Company has not recorded any step-up in basis or any intangible assets or goodwill as a result of the Business Combination. All direct costs of the Business Combination are offset to additional paid-in-capital. The historical financial statements presented herein are that of The Tile Shop for all periods.

In the condensed consolidated financial statements, the recapitalization of the number of shares of common stock attributable to The Tile Shop members is reflected retroactive to January 1, 2011. Accordingly, the number of shares of common stock presented as outstanding as of January 1, 2011 totaled 32,000,000 consisting of the number of shares of common stock issued to The Tile Shop members other than ITLS and Nabron as consideration for the Contribution. This number of shares was also used to calculate the Company’s earnings per share for all periods prior to the Business Combination.

The cash flows related to the Business Combination, as reported in the Condensed Consolidated Statement of Cash Flow is summarized as follows:

Amount
Cash in trust at JWCAC	$124,950,000
Add: proceeds from issue of shares	15,000,000
Less: redemption of JWCAC public shares	(54,960,400)
Less: cash paid to The Tile Shop members	(75,000,000)
Less: payment of deferred offering cost by JWCAC	(7,085,176)
Remaining cash received by the Company in the merger	$2,904,424

Because the former members of The Tile Shop retained a significant ownership interest in the Company following the Business Combination, a portion of the $69.8 million of notes payable issued to former members of The Tile Shop members as part of the Business Combination is treated as a leveraged dividend. Accordingly $52.5 million has been reflected as a distribution of retained earnings in the accompanying financial statements. The remainder of these notes payable have been deducted from additional paid in capital.

Tile Shop Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(unaudited)

Note 2: Business Combination  – (continued)

Pro Forma Information:

Actual results of operations are included in the unaudited condensed consolidated interim financial statements from the date of the applicable business combination. The unaudited pro forma computation related to the conversion to a C Corporation for income tax purposes assumes that such conversion occurred as of January 1, 2011. These amounts are not necessarily indicative of the consolidated results of operations for future years or actual results that would have been realized had the change in tax status occurred as of the beginning of each such year.

Note 3: Summary of Selected Significant Accounting Polices

Basis of preparation:

The accompanying condensed consolidated financial statements have been prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (“US GAAP”) to reflect the financial position, results of operations and cash flows of the Company. These financial statements have been prepared on a going concern basis, which assumes the realization of assets and satisfaction of liabilities in the normal course of business.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the Company’s most recent audited consolidated financial statements and related notes for the fiscal year ended December 31, 2011, which are included in the Company’s prospectus filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, on August 3, 2012. The same accounting policies are followed in preparing nine month financial data as are followed in preparing annual data. See the notes in the audited financial statements for the year ended December 31, 2011 for those policies. In the opinion of management, all adjustments necessary for the fair presentation of nine month operating results are reflected herein and are of a normal, recurring nature.

Use of estimates:

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. The amount of assets and liabilities reported on the Company's balance sheets and the amounts of income and expenses reported for each of the periods presented are affected by estimates and assumptions, which are used for, but not limited to, the accounting for revenue recognition and related reserves for sales returns, useful lives of property, plant and equipment, allowance for trade receivables, determining impairment on long-lived assets, valuation of inventory, determining compensation expense on stock based compensation plans and accruals for incentive compensation. Actual results may differ from these estimates.

Cash and cash equivalents:

The Company considers all highly liquid investments with initial maturities of three months or less to be cash equivalents.

Trade receivables:

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables. Management determines the allowance for doubtful accounts on a specific identification basis as well as by using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

Tile Shop Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(unaudited)

Note 3: Summary of Selected Significant Accounting Polices  – (continued)

Inventories:

Inventories are stated at the lower of cost (determined on the first-in, first-out method) or market. Inventories consist primarily of merchandise held for sale. Inventories comprised of the following as September 30, 2012 and December 31, 2011:

	September 30, 2012	December 30, 2011
Finished goods	$36,978,269	$38,380,074
Raw materials	1,061,169	1,219,951
Finished goods in transit	2,622,838	4,143,847
Total	$40,662,276	$43,743,872

Income taxes:

As a result of the Business Combination, beginning August 21, 2012, the Company’s results of operations are taxed as a C Corporation. Prior to the Business Combination, The Tile Shop’s operations were taxed as a limited liability company, whereby The Tile Shop elected to be taxed as a partnership and the income or loss was required to be reported by each respective member on their separate income tax returns. Therefore, no provision for federal income taxes has been provided in the accompanying condensed consolidated financial statements for periods prior to August 21, 2012. The provision recorded prior to August 21, 2012, represents income taxes primarily payable by The Tile Shop, due to minimum fees in several states and income tax in the state of Michigan.

The change in status to a taxable entity and the transactions consummated as part of the Business Combination resulted in the recognition of deferred tax assets and liabilities based on the expected tax consequences of temporary differences between the book and tax basis of The Tile Shop’s assets and liabilities at the date of the Business

Combination including the following: (i) historical outside basis difference at December 31, 2011, (ii) outside basis differences occurring in 2012 prior to the Business Combination, and (iii) the tax basis increase of The Tile Shop membership interests directly held by the Company related to the Business Combination. At September 30, 2012, outside basis differences prior to the Business Combination relating primarily to temporary basis differences in inventory, fixed assets, accruals, and outside basis differences, totaled approximately $5.3 million, which have been tax-effected at a 40% rate. This deferred tax asset of $5.3 million was recognized and included in the tax benefit for the nine months ended September 30, 2012. The tax provision for \ nine months ended September 30, 2012, also includes a tax expense of $0.5 million which was determined using a projected effective tax rate of 42.0% on income for the period August 21, 2012 (the date on which the tax status changed to a C Corporation) to December 31, 2012.

In addition, deferred tax assets of $27.8 million were recognized in connection with the Business Combination transactions (related to item (iii) above), which enables the Company to utilize future tax deductions for the step-up in basis of The Tile Shop members ownership interests that have been contributed to the Company. These basis differences have been tax-effected at a rate of 40% and were credited directly to additional paid in capital as of the closing of the Business Combination. Total deferred tax assets recognized in connection with the Business Combination of $33.1 million have been analyzed and classified as current ($5.2 million) or long term ($27.9 million) on the balance sheet as of September 30, 2012.

These amounts represent the preliminary determination of the deferred tax assets and liabilities recognized in the Business Combination because the Company has not filed its final tax return. We do not expect any potential adjustments made to be material in relation to the preliminary values.

Tile Shop Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(unaudited)

Note 3: Summary of Selected Significant Accounting Polices  – (continued)

Prospectively, the Company will recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company estimates the degree to which tax assets and credit carryforwards will result in a benefit based on expected profitability by tax jurisdiction. A valuation allowance for such tax assets and loss carryforwards is provided when it is determined to be more likely than not that the benefit of such deferred tax asset will not be realized in future periods. If it becomes more likely than not that a tax asset will be used, the related valuation allowance on such assets would be reduced.

The Company has adopted FASB ASC 740-10 relating to “Accounting for uncertainty in income taxes”. As a result of the implementation of FASB ASC 740-10, the Company recognized no adjustment for uncertain tax positions. As of September 30, 2012, the Company did not recognize any reserves for uncertain tax positions nor has it accrued interest and penalties related to uncertain tax positions.

Revenue recognition:

Sales are recognized upon pick up or delivery of products, which is when transfer of title to a customer occurs, the sales price is fixed or determinable, and collection is reasonably assured. The Company is required to charge and collect sales and other taxes on sales to its customers and remit the taxes back to the government authorities. Sales and other taxes are recorded in the consolidated balance sheets but excluded from the consolidated statements of income. Shipping costs charged to customers are included in sales and shipping costs charged to the Company are included in cost of sales.

The Company accrues a liability for sales returns and exchanges in the period that the related sales are recognized. The customer may receive a refund or exchange the original product for a replacement of equal or similar quality for an indefinite period of time after the original purchase. The Company regularly assesses and adjusts the estimated liability for updated return rates based on actual trends and projected claim costs. A revision of estimated claim rates and claim costs or revisions to the Company’s exchange policies may have a material effect on future results of operations.

Stock based compensation:

The Company has given equity linked incentives to certain employees. The Company accounts for equity linked incentives in accordance with ASC 718 “Stock Compensation”. ASC 718 addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments.

The Company has granted cash settled and equity settled awards. Until consummation of the Business Combination, the cash settled awards were classified as liabilities as required under ASC 718. At each reporting date the liability was measured at intrinsic value with resulting changes recognized in the consolidated statements of income.

Upon consummation of Business Combination, the Company has only equity settled awards. The Company measures compensation cost for equity settled awards at fair value on the date of grant and recognizes compensation cost in the Condensed Consolidated Statements of income over the requisite service or performance period the award is expected to vest. Compensation cost is determined by using option pricing models.

Tile Shop Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(unaudited)

Note 3: Summary of Selected Significant Accounting Polices  – (continued)

Concentration of risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and bank deposits. By their nature, all such instruments involve risks including credit risks of non-performance by counterparties. A substantial portion of the Company's cash and cash equivalents and bank deposits are invested with banks with high investment grade credit ratings.

Segments:

The Company’s operations consist primarily of the retail sale of tile and flooring products in various metropolitan areas in the United States through company-operated stores or online through its website. The Company’s chief operating decision maker only reviews the consolidated results of the Company and accordingly the Company has concluded it has one reportable segment.

Recent Accounting Pronouncements:

There were no new accounting pronouncements that would have a significant impact on The Tile Shop’s results of operations, financial condition or liquidity.

Note 4: Debt

The Tile Shop had a $3 million commercial credit facility with a bank. Borrowings under this arrangement bore interest at 2.0 percent above the daily one-month LIBOR rate and were secured by substantially all The Tile Shop assets. On September 28, 2012, the Company paid the $1.1 million outstanding balance in full and terminated the credit facility agreement (See Note 10).

Note 5: Promissory Notes

As part of the Business Combination, promissory notes were issued by the Company in the aggregate principal amount of $69.8 million (the “Promissory Notes”). The Promissory Notes had a three year term, could be prepaid at any time without penalty, and bore interest at a rate of 4% per annum, payable quarterly. Upon the issuance of senior indebtedness where the proceeds of such indebtedness were used to repay not less than 50% of the aggregate principal amount of the Promissory Notes, the term of the Promissory Notes would be extended to the date 180 days following the term of such senior indebtedness and the interest rate on the outstanding principal amount of the Promissory Notes will increase to 10% per annum. If the Promissory Notes were not repaid by the Company in full by the third anniversary of the consummation of the Business Combination, up to an aggregate of $20,000,000 of the then-outstanding principal amount of the Promissory Notes would have been convertible into shares of the Company’s common stock at a conversion price of $10.00 per share.

Subsequent to the balance sheet date, the Company obtained a $100 million senior secured credit facility which was utilized, in part, to repay the Promissory Notes in full (See Note 10).

Note 6: Fair Value of Financial Instruments:

These condensed consolidated financial statements include the following financial instruments: cash and cash equivalents, trade receivables, accounts payable, accrued expenses, capital leases, notes payable and debt. At September 30, 2012 and December 31, 2011, the carrying amount of the Company’s cash and cash equivalents, trade receivables, approximated their fair values due to their short maturities. The carrying value of the Company’s borrowings and capital lease obligation approximates fair value based upon the market interest rates available to the Company for debt and capital lease obligations with similar risk and maturities.

Tile Shop Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(unaudited)

Note 7: Related Party Transactions

The Special Cash Distribution Units issued by The Tile Shop were owned by Mr. Robert Rucker, the President and CEO. The units received annual payments of $300,000 for a term of 10 years through 2012 and were fully paid as of June 30, 2012.

The Tile Shop had a note receivable from Robert Rucker, the President and CEO. The note was due in annual installments of $300,000 of principal and interest at a rate of 2.6% per annum with a final installment due in 2012 which was fully received as of June 30, 2012.

The Company has issued Promissory Notes to members of The Tile Shop for an aggregate principal amount of $69.8 million in connection with the Business Combination which were outstanding at September 30, 2012. The Company has recorded interest expense of $305,846 for the nine months ended September 30, 2012 related to these notes.

During the nine months ended September 30, 2012, the Company obtained an unsecured short term loan of $5.5 million from Nabron. The loan was obtained to provide short term working capital and liquidity for the Company. The loan was paid off during the nine months ended September 30, 2012 with interest of $20,777.

Note 8: Earnings Per Share

Basic earnings per share is calculated by dividing net income (loss) by the weighted-average number of shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted-average number of common shares outstanding, after giving effect to all dilutive potential common shares outstanding during the period. Common stock issued to The Tile Shop members other than ILTS and to Nabron in exchange for their direct or indirect ownership interests in The Tile Shop are retroactively reflected from January 1, 2011 as the number of shares outstanding in all periods prior to August 21, 2012 for the purpose of the earnings (loss) per share calculation. The additional shares issued as part of the Business Combination have been reflected as outstanding shares from August 21, 2012. All outstanding warrants and stock options have been excluded from the calculation for the nine months ended September 30, 2012, as their effect would have been anti-dilutive for both periods.

Basic and diluted earnings (loss) per share were calculated as follows:

	For the Nine Months Ended September 30
	2012	2011
Net income	$30,631,403	$24,686,641
Weighted-average shares outstanding – basic	33,544,079	32,000,000
Effect of diluted securities attributable to stock-based payments	0	0
Weighted-average shares outstanding – diluted	33,544,079	32,000,000
Earnings per share from continuing operations:
Basic	$0.91	$0.77
Diluted	$0.91	$0.77

Note 9: Equity Incentive Plans

2006 Plan

In 2006, The Tile Shop created an equity incentive deferred compensation plan for certain key employees. The plan provisions called for granting participation units to key employees to allow them to participate in the increased value of The Tile Shop. Under the plan, the units granted are payable in cash on the 10th or 15th anniversary of the award, except in the event of death or a change in control in The Tile Shop, in which case settlement would occur on date of death of employee or date of change or control. On

Tile Shop Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(unaudited)

Note 9: Equity Incentive Plans  – (continued)

the settlement date, the participants will be paid cash equal to the difference between Fair Market Value as determined in accordance with the plan (“FMV”) of The Tile Shop’s common units as of the valuation date immediately preceding the exercise date less the initial FMV multiplied by the number of units.

In June 2006, 600,000 units were granted, which are exercisable on the 10th anniversary of the award. The initial FMV of the units was set at $1.203 per unit. The second grant of 200,000 units occurred on May 25, 2007 at an initial FMV of $2.1245 per unit which are exercisable on the 15th anniversary of the award. The final grant under the plan was on January 1, 2009 for 200,000 units, which are exercisable on the 15th anniversary of the award. The initial FMV for these units was set at $3.1725 per unit. All the units vested immediately. These awards were accounted for under ASC 718 and classified as liabilities. The Company measured the liability at intrinsic value at each reporting period. Fluctuations in the intrinsic value of the liability award were recorded as increases or decreases in compensation expense immediately as the awards were fully vested at the grant date. The intrinsic value was calculated based on the difference between FMV of the Company’s common unit, based on an analysis of enterprise value at each valuation date, and the initial FMV determined in accordance with the plan.

Effective immediately prior to the consummation of the Business Combination, The Tile Shop terminated the 2006 Plan and agreed to make a lump-sum cash payment to each holder of the equity units one day following the first anniversary of the effective date of the Business Combination. The Company recognized compensation expense of $2.1 million, and $3.3 million and $.3 and $1 million for the nine months ended September 30, 2012 and 2011, respectively, related to this plan.

In 2008, two participants having a total of 200,000 units separated from the Company and their settlement amount of $.2 million was fixed using the FMV on the date of their separation.

As of September 30, 2012, the Company has a deferred compensation liability of $6.0 million related to this terminated 2006 Plan.

January 2012 Restricted Stock Units

On January 1, 2012, The Tile Shop granted and issued 233,500 Series 2012 Participating Capital Appreciation Common Units (“Restricted Stock Units”) to two members of its board of managers (the “Series 2012 Holders”). The Restricted Stock Units were a new series of common units designated by the Tile Shop’s board of managers. These awards vested equally over a four year period on the anniversary of issuance, except on occurrence of a significant event in that would cause acceleration of vesting in full. The Restricted Stock Units were subject to a recapture amount of $300 million as of the issue date, reduced from time to time by the aggregate amount of distributions (not including tax distributions) made, from and after the issue date, by The Tile Shop to the holders of its common unit with respect to such units. No distributions were to be paid to the Series 2012 Holders with respect to their Series 2012 units until the date that the common holders collectively have received distributions (not including tax distributions) of $300 million.

These awards were accounted for under ASC 718 and were classified as liabilities and measured at intrinsic value. Effective immediately prior to the consummation of the Business Combination, the Restricted Stock Units fully vested. As a result, the Company recorded a $0.5 million charge to the income statement to record the deferred compensation expense resulting from the accelerated vesting of the Restricted Stock Units. The Company has recognized compensation cost of $ $0.6 million for the nine months ended September 30, 2012 related to these units. As a part of Business Combination transaction, the Restricted Stock Units were exchanged for shares of the Company’s common stock.

2012 Plan

Under the 2012 Equity Award Plan (the “2012 Plan”), 2,500,000 shares of the Company’s common stock were initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, and restricted stock awards. The number of shares initially reserved for issuance or transfer pursuant

Tile Shop Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(unaudited)

Note 9: Equity Incentive Plans  – (continued)

to awards under the 2012 Plan will be increased on the first day of each calendar year beginning in 2013 and ending in 2022, in an amount equal to the lesser of (A) 2,500,000 shares, (B) six percent (6%) of the shares of common stock outstanding (on an as-converted basis) on the last day of the immediately preceding calendar year, and (C) such smaller number of shares of stock as determined by the Company’s board of directors.

On August 21, 2012, the Company granted 1,755,500 stock options to its employees. Two-thirds of the total number of stock options granted will vest in equal annual installments over four years from the date of grant, based upon such employee’s continued service to the Company (“Time Based Awards”). One-third of the total number of stock options granted will vest in equal annual installments over four years from the date of grant, based both on the appreciation in the price of the Company’s common stock by 20% annually and continued service to the Company (“Performance Based Awards”). The grant-date fair values of Time Based Awards and Performance Based Awards is determined by using the Black-Scholes option pricing model and Monte Carlo Simulation, respectively. Compensation expense is recognized on a straight-line basis over the requisite service period.

Through September 30, 2012, a total of 1,755,500 stock options had been granted under the Plan; no stock options were exercised, vested, or forfeited during the period. The weighted average exercise price as of September 30, 2012 was $10. The weighted average life of options outstanding is 9.9 years. Intrinsic value as of September 30, 2012 is based on the stock price of $14.38, which would have been received by the option holders had all in-the-money option holders exercised their options as of that date. The total number of shares of in-the-money options outstanding as of September 30, 2012 was 1,755,500 with an intrinsic value of $7.7 million.

As of September 30, 2012, the Company had $5.6 million of unrecognized stock compensation related to unvested options under the 2012 Plan.

Also on August 21, 2012, the Company granted an executive officer an award of 250,000 shares of restricted common stock of the Company, which vests and become unrestricted as to one-third of the total number of shares of common stock on each of December 31, 2013, 2014, and 2015, subject to continued service as an employee, officer, or director of the Company. The grant-date fair value of these awards, as determined by the fair market value on date of grant, is being recognized as stock based compensation expense on a straight-line basis over the requisite service period

Furthermore, the Company also granted an aggregate of 45,000 shares of restricted common stock to its directors which vest at the end of one year from date of grant subject to continued service as director of the Company. The grant-date fair value of these awards, as determined by the fair market value on date of grants is being recognized as stock based compensation expense on a straight-line basis over the requisite service period.

At September 30, 2012, there was approximately $2.9 million of unrecognized stock-based compensation expense associated with the non-vested restricted stock granted. Stock-based compensation expense relating to these restricted shares is being recognized over a weighted-average period of 1.58 years. The total fair value of shares vested during the period ending September 30, 2012 was $.1 million.

The total compensation cost recognized for the 2012 plan was $.3 million during the nine months ended September 30, 2012.

Note 10: Warrants

We account for stock warrants as either equity instruments or derivative liabilities depending on the specific terms of the warrant agreement. Stock warrants are accounted for as derivative liabilities under FASB Accounting Standard Codification (ASC) 815, Derivatives and Hedging (ASC 815) if the stock warrants allow for cash settlement or provide for modification of the warrant exercise price in the event subsequent sales of

Tile Shop Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(unaudited)

Note 10: Warrants  – (continued)

common stock are at a lower price per share than the then-current warrant exercise price. We have determined all of the warrants outstanding to be equity instruments.

In connection with the Merger, each outstanding JWCAC warrant that was formerly exercisable for one share of JWCAC common stock became exercisable for one share of the Company’s common stock. As of September 30, 2012, the Company had outstanding warrants to purchase an aggregate of 17,771,232 shares of common stock at a exercise price of $11.50 per share, and an expiration date of August 21, 2017.

Note 11: Subsequent Events

On October 3, 2012, the Company and its subsidiaries entered into a credit agreement with Bank of America, N.A. and The Huntington National Bank. The credit agreement provides us with a $100 million senior secured credit facility, comprised of a five-year $25 million term loan and a $75 million revolving line of credit. Borrowings pursuant to the credit agreement bear interest at either a base rate or a LIBOR-based rate, at the Company’s option. The LIBOR-based rate ranges from LIBOR plus 1.75% to 2.25%, depending on The Tile Shop’s leverage ratio. The base rate will be equal to the greatest of: (a) the Federal funds rate plus 0.50%, (b) the Bank of America “prime rate,” and (c) the Eurodollar rate plus 1.00%, in each case plus 0.75% to 1.25% depending on The Tile Shop’s leverage ratio. Borrowings under the term loan require quarterly principal payments of $0.875 million. The credit agreement contains customary events of default, conditions to borrowings, and restrictive covenants, including restrictions on our ability to dispose of assets, make acquisitions, incur additional debt, incur liens, make investments, or enter into certain types of related party transactions. The credit agreement also includes financial and other covenants including covenants to maintain certain fixed charge coverage ratios and rent adjusted leverage ratios. In connection with the credit agreement, the Company and its subsidiaries also (i) entered into a security agreement pursuant to which the Company and each of its subsidiaries granted to the lenders under the credit agreement a first priority security interest in certain accounts, inventory, equipment, general intangibles, chattel paper, letters of credit, and other assets to secure the Company’s obligations and those of its subsidiaries under the credit agreement and (ii) agreed to guaranty the Company’s obligations and those of its subsidiaries under the credit agreement.

The Company has used borrowings pursuant to the credit agreement to pay all outstanding obligations pursuant to the Promissory Notes issued in connection with the Business Combination. Due to the fact that the Company effectively refinanced the Promissory Notes with borrowings under its credit facility, the Company has classified the Promissory Notes obligation as of September 30, 2012 in accordance with our payment obligations under its credit facility. Accordingly, the portion of the term loan provided by the credit facility that is required to be repaid within a year, along with the accrued interest on the Promissory Notes have been included in current liabilities on the September 30, 2012 balance sheet.

Additional borrowings pursuant to the credit facility may be used to support our growth and for working capital purposes.

Tile Shop Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(unaudited)

Note 11: Subsequent Events  – (continued)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Tile Shop Holdings, Inc. and Subsidiaries (formerly known as The Tile Shop, LLC and Subsidiary)
Plymouth, Minnesota

We have audited the accompanying consolidated balance sheet of Tile Shop Holdings, Inc. and Subsidiaries (formerly known as The Tile Shop, LLC and Subsidiary) (the “Company”) as of December 31, 2011, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2011 consolidated financial statements present fairly, in all material respects, the financial position of Tile Shop Holdings, Inc. and Subsidiaries (formerly known as The Tile Shop, LLC and Subsidiary) as of December 31, 2011, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
November 15, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Tile Shop Holdings, Inc. and Subsidiaries (formerly known as The Tile Shop, LLC and Subsidiary)

We have audited the accompanying consolidated balance sheets of Tile Shop Holdings, Inc. and Subsidiaries (formerly known as The Tile Shop, LLC and Subsidiary) as of December 31, 2010, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the two years ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tile Shop Holdings, Inc. and Subsidiaries (formerly known as The Tile Shop, LLC and Subsidiary) as of December 31, 2010, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP

Minneapolis, MN
June 29, 2012 (except for Note 11, as to which the date is November 16, 2012)

Tile Shop Holdings, Inc. and Subsidiaries
(formerly known as The Tile Shop, LLC and Subsidiary)

Consolidated Balance Sheets
December 31, 2011 and 2010

	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$6,283,477	$14,116,594
Trade receivables, net of allowance of $91,000 and $136,000, respectively	738,814	946,707
Inventories	43,743,872	35,357,912
Prepaid expenses	3,838,402	3,448,670
Note receivable from member	1,205,134	300,000
Other current assets	381,631	385,011
Total current assets	56,191,330	54,554,894
Property, plant and equipment, net	62,065,287	52,892,766
Note receivable from member	—	1,168,293
Other assets	748,876	273,832
TOTAL ASSETS	$119,005,493	$108,889,785
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$10,317,497	$12,107,136
Current portion of long term debt	559,286	549,286
Accrued wages and salaries	2,617,219	2,038,519
Other accrued liabilities	3,399,476	2,977,889
Current portion of capital lease obligation	194,200	157,402
Distributions payable to members	4,251,346	1,829,484
Total current liabilities	21,339,022	19,659,716
Long-term debt	2,445,000	3,026,727
Capital lease obligation – non current	1,654,448	1,848,647
Deferred rent	15,583,409	13,244,331
Deferred compensation and other liabilities	2,836,683	1,673,246
TOTAL LIABILITIES	43,858,562	39,452,667
Commitments and contingencies
Stockholders’ equity:
Common stock, par value 0.0001; authorized: 100,000,000 shares; issued: 32,000,000 and 32,329,897 shares, respectively	3,200	3,233
Preferred stock, par value 0.0001; authorized: 10,000,000 shares; issued: 0 shares	—	—
Additional paid-in-capital	8,174,685	8,258,652
Treasury units	(261,168)	(261,168)
Retained earnings	67,230,214	61,436,401
Total stockholders’ equity	75,146,931	69,437,118
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$119,005,493	$108,889,785

The accompanying notes are an integral part of these consolidated financial statements.

Tile Shop Holdings, Inc. and Subsidiaries
(formerly known as The Tile Shop, LLC and Subsidiary)

Consolidated Statements of Income
For the years ended December 31, 2011, 2010 and 2009

	2011	2010	2009
Net sales	$152,717,010	$135,340,379	$116,247,211
Cost of sales	40,320,790	36,123,876	31,706,023
Gross profit	112,396,220	99,216,503	84,541,188
Selling, general and administrative expenses	79,782,947	68,555,635	60,170,956
Income from operations	32,613,273	30,660,868	24,370,232
Interest expense	442,613	467,431	544,711
Other expense (income), net [including interest income of $137,000, $182,000 and $66,000, respectively]	77,773	(124,255)	(72,286)
Income before income taxes	32,092,887	30,317,692	23,897,807
Provision for income taxes	733,007	608,621	674,902
Net income	$31,359,880	$29,709,071	$23,222,905
Weighted average shares outstanding	32,261,168	32,329,897	32,329,897
Weighted average diluted shares outstanding	32,261,168	32,329,897	32,329,897
Basic earnings per share	$0.97	$0.92	$0.72
Diluted earnings per share	$0.97	$0.92	$0.72

The accompanying notes are an integral part of these consolidated financial statements.

Tile Shop Holdings, Inc. and Subsidiaries
(formerly known as The Tile Shop, LLC and Subsidiary)

Consolidated Statements of Stockholders’ Equity
For the years ended December 31, 2011, 2010 and 2009

	Common stock		Additional paid-in capital	Treasury units	Retained earnings
	Shares	Par value				Total
Balance at December 31, 2008	32,329,897	$3,233	$8,258,652	$(261,168)	$41,585,003	$49,585,720
Distributions to stockholders	—	—	—	—	(10,808,901)	(10,808,901)
Net income	—	—	—	—	23,222,905	23,222,905
Balance at December 31, 2009	32,329,897	3,233	8,258,652	(261,168)	53,999,007	61,999,724
Distributions to stockholders	—	—	—	—	(22,271,677)	(22,271,677)
Net income	—	—	—	—	29,709,071	29,709,071
Balance at December 31, 2010	32,329,897	3,233	8,258,652	(261,168)	61,436,401	69,437,118
Redemption of common shares	(329,897)	(33)	(83,967)	—	(1,400,200)	(1,484,200)
Distributions to stockholders	—	—	—	—	(24,165,867)	(24,165,867)
Net income	—	—	—	—	31,359,880	31,359,880
Balance at December 31, 2011	32,000,000	$3,200	$8,174,685	$(261,168)	$67,230,214	$75,146,931

The accompanying notes are an integral part of these consolidated financial statements.

Tile Shop Holdings, Inc. and Subsidiaries
(formerly known as The Tile Shop, LLC and Subsidiary)

Consolidated Statements of Cash Flows
For the years ended December 31, 2011, 2010 and 2009

	2011	2010	2009
Cash Flows From Operating Activities
Net income	$31,359,880	$29,709,071	$23,222,905
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,651,137	7,237,148	7,013,238
Loss (gain) on disposals of property, plant and equipment	216,011	55,751	(6,129)
Deferred rent	2,467,700	1,493,828	2,053,800
Stock based compensation	1,414,840	450,000	120,000
Accretion of special cash distribution units	43,985	63,496	81,521
Changes in operating assets and liabilities:
Trade receivables	207,893	(199,867)	147,544
Inventories	(8,385,960)	(9,015,578)	1,703,391
Prepaid expenses and other current assets	(386,352)	(1,087,961)	(350,305)
Accounts payable	(1,889,772)	3,441,739	508,198
Accrued expenses and other liabilities	1,023,147	313,349	234,369
Net cash provided by operating activities	34,722,509	32,460,976	34,728,532
Cash Flows From Investing Activities
Purchases of property, plant and equipment	(18,561,450)	(14,395,342)	(8,293,330)
Proceeds from the sale of property, plant and equipment	—	19,330	26,675
Net cash used in investing activities	(18,561,450)	(14,376,012)	(8,266,655)
Cash Flows From Financing Activities
Repayments of long-term debt and capital lease obligations	(729,130)	(514,476)	(460,470)
Borrowings on long-term debt	—	1,522,442	—
Distributions to members	(21,744,005)	(22,783,016)	(11,730,982)
Redemption of common shares	(1,484,200)	—	—
Payment towards special cash distribution units	(300,000)	(300,000)	(300,000)
Receipts on note from member	263,159	256,489	248,690
Net cash used in financing activities	(23,994,176)	(21,818,561)	(12,242,762)
Net change in cash and cash equivalents	(7,833,117)	(3,733,597)	14,219,115
Cash and cash equivalents beginning of year	14,116,594	17,850,191	3,631,076
Cash and cash equivalents end of year	$6,283,477	$14,116,594	$17,850,191
Supplemental Disclosures of Cash Flow Information
Cash paid during the year for:
Interest	$442,613	$468,971	$463,190
Income taxes	526,600	543,439	233,450

The accompanying notes are an integral part of these consolidated financial statements.

Tile Shop Holdings, Inc. and Subsidiaries
(formerly known as The Tile Shop, LLC and Subsidiary)

Notes to the Consolidated Financial Statements

Note 1. Organization and Nature of Business

The Tile Shop, LLC was formed on December 30, 2002, as a Delaware Limited Liability Company (“LLC”), and began operations on January 1, 2003. Under the terms of the LLC operating agreement, The Tile Shop, LLC, has an indefinite life.

Tile Shop Holdings, Inc. and Subsidiaries (formerly known as The Tile Shop, LLC and Subsidiary) (the “Company”) are engaged in the sale of tile and flooring products. The Company also fabricates or manufactures for sale certain of its products in Michigan and Wisconsin. The Company’s primary market is retail sales to consumers; however, the Company does have sales to contractors. As of December 31, 2011, the Company had 53 stores and an on-line retail operation. The retail stores are located in Minnesota, Wisconsin, Kansas, Illinois, Michigan, Ohio, Indiana, Maryland, Missouri, Kentucky, New York, Virginia, Iowa, North Carolina, New Jersey, Tennessee, Nebraska, Delaware, Georgia, and Pennsylvania. The Company also has distribution centers located in Wisconsin, Michigan, and Virginia.

Note 2. Summary of Significant Accounting Policies

Basis of preparation:

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (“US GAAP”) to reflect the financial position, results of operations and cash flows of the Company. These financial statements have been prepared on a going concern basis, which assumes the realization of assets and satisfaction of liabilities in the normal course of business.

Basis of consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

Use of estimates:

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. The amount of assets and liabilities reported on the Company's balance sheets and the amounts of income and expenses reported for each of the periods presented are affected by estimates and assumptions, which are used for, but not limited to, the accounting for revenue recognition and related reserves for sales returns, useful lives of property, plant and equipment, allowance for trade receivables, determining impairment on long-lived assets, valuation of inventory, and accruals for compensation plans. Actual results may differ from these estimates.

Cash and cash equivalents:

The Company considers all highly liquid investments with initial maturities of three months or less to be cash equivalents.

Trade receivables:

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables. Management determines the allowance for doubtful accounts on a specific identification basis as well as by using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. As of December 31, 2011 and 2010, the allowance for doubtful accounts was $91,000 and $136,000, respectively.

Tile Shop Holdings, Inc. and Subsidiaries
(formerly known as The Tile Shop, LLC and Subsidiary)

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies  – (continued)

The changes in the allowance for doubtful accounts for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
Balance at the beginning of the year	$136,000	$230,645
Charged to operations	—	20,932
Write-offs, net of collections	(40,161)	(55,077)
Reversal	(4,839)	(60,500)
Balance at the end of the year	$91,000	$136,000

Inventories:

Inventories are stated at the lower of cost (determined on the first-in, first-out method) or market. Inventories consist primarily of merchandise held for sale. Inventories comprised of the following as of December 31, 2011 and 2010:

	2011	2010
Finished goods	$38,380,074	$30,143,265
Raw materials	1,219,951	1,062,200
Finished goods in transit	4,143,847	4,152,447
Total	$43,743,872	$35,357,912

Property, plant and equipment:

Property, plant and equipment are carried at cost less accumulated depreciation. Repairs and maintenance are expensed as incurred. Expenditures which extend asset useful lives are capitalized. Leasehold improvements are amortized over the shorter of their estimated useful lives or lease periods (including expected renewal periods). Depreciation is provided on the straight-line method at rates based on the estimated useful lives of individual assets or classes of assets as follows:

Asset life (in years)
Buildings	40
Building improvements	15 – 22
Furniture and fixtures	3 – 7
Machinery and equipment	5 – 7
Computer equipment	5 – 7
Purchased computer software	3 – 5
Vehicles	3 – 5

Assets acquired under capital leases are capitalized as assets by the Company at the lower of the estimated fair value of the leased property or the present value of the related lease payments. Assets under capital leases are depreciated over the shorter of the lease term (including expected renewal periods) or the estimated useful life of the assets.

The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any gain or loss thereon is included in the results of operations.

Impairment of long-lived assets:

The Company reviews long-lived assets for impairment when events or changes in circumstances indicate the carrying value of those assets may exceed their current fair values. The investments in building improvements and related equipment represent the Company’s most significant long-lived assets. If

Tile Shop Holdings, Inc. and Subsidiaries
(formerly known as The Tile Shop, LLC and Subsidiary)

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies  – (continued)

impairment indicators are present, the Company evaluates store-level results to determine whether projected future cash flows over the remaining lease terms are sufficient to recover the carrying value of the fixed asset investment in each individual store. If projected future cash flows are less than the carrying value of the fixed asset investment, an impairment charge is recognized to the extent that the fair value, as determined by discounted cash flows or appraisals, is less than the carrying value of such assets. The carrying value of building improvements as well as certain other property and equipment are subject to impairment write-downs as a result of such evaluation. Management has determined that no impairment of property, plant and equipments occurred during the years ended December 31, 2011 and 2010.

Income taxes and distributions:

As a LLC, the Company is taxed as a partnership, which provides that, in lieu of corporate income taxes, the members separately account for the Company’s items of income, deductions, losses and credits. Therefore, these consolidated financial statements do not include any provision for federal income taxes on the Company’s taxable income. The provision for income taxes represents income taxes primarily due to minimum fees in several states and income tax in the state of Michigan. Earnings and losses are included in the income tax returns of the members. The Company intends to distribute funds to the members to assist the members in paying the taxes on income generated by the Company.

Members are responsible for income taxes on their allocated share of taxable income, which may differ from income for financial statement purposes due to differences in the tax basis and financial reporting basis of assets and liabilities.

The Company has adopted guidance on accounting for uncertainty in income taxes. Management evaluated the Company’s tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance.

Revenue recognition:

Sales are recognized upon pick up or delivery of products which is when transfer of title to a customer occurs, the sales price is fixed or determinable, and collection is reasonably assured. The Company is required to charge and collect sales and other taxes on sales to its customers and remit the taxes back to the government authorities. Sales and other taxes are recorded in the consolidated balance sheets but excluded from the consolidated statements of income.

Shipping costs charged to customers are included in sales and totaled $884,825, $734,482 and $487,053 for the years ended December 31, 2011, 2010 and 2009, respectively. Shipping costs charged to the Company are included in cost of sales and totaled $1,943,430, $1,611,846 and $912,814 for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company accrues a liability for sales returns and exchanges in the period that the related sales are recognized. The customer may receive a refund or exchange the original product for a replacement of equal or similar quality for an indefinite period of time after the original purchase. The Company regularly assesses and adjusts the estimated liability for updated return rates based on actual trends and projected claim costs. A revision of estimated claim rates and claim costs or revisions to the Company’s exchange policies may have a material effect on future results of operations.

Selling, general and administration expenses:

Selling, general and administration expenses (“SG&A”) includes payroll, advertising, distribution, facilities cost along with general and administrative expenses, which are recognized as expense when incurred.

Advertising costs charged to SG&A were approximately $1,104,000, $1,085,000 and $834,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Tile Shop Holdings, Inc. and Subsidiaries
(formerly known as The Tile Shop, LLC and Subsidiary)

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies  – (continued)

Leases:

The Company classifies all leases at the inception date as either a capital lease or an operating lease. Leases of assets under which there is transfer of substantially the entire risk and rewards incidental to ownership as per ASC 840 “Leases” are classified as capital leases. All other leases are classified as operating leases.

Assets under capital leases are capitalized and lease payments are allocated to the lease obligation and interest on the obligation amount.

Rent expense on operating leases is generally charged to expense in accordance with the terms of the agreement. For leases that contain fixed escalation of the minimum rent, rent expense is recognized on a straight-line basis through the end of the lease term. The start of the lease term is the earlier of the lease commencement date or the date the Company takes possession of the asset. The difference between the straight-line rent amounts and amounts payable under the leases is recorded as deferred rent.

Cash or lease incentives received upon entering into certain leases (tenant incentives) are recognized on a straight-line basis as a reduction to rent expense of the property through the end of the lease term. The unamortized portion of the tenant allowance is included as a deferred rent liability.

Stock based compensation:

The Company has given equity linked incentives to certain employees. The Company accounts for equity linked incentives in accordance with ASC 718 “Stock Compensation”. ASC 718 addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments.

The Company has granted cash settled awards which are classified as liabilities as required under ASC 718. At each reporting date the liability is measured at intrinsic value with resulting changes recognized in the consolidated statements of income.

Concentration of risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and bank deposits. By their nature, all such instruments involve risks including credit risks of non-performance by counterparties. A substantial portion of the Company's cash and cash equivalents and bank deposits are invested with banks with high investment grade credit ratings.

Segments:

The Company’s operations consist primarily of the retail sale of tile and flooring products in various metropolitan areas in the United States through company-operated stores or online through its website. The Company’s chief operating decision maker (“CODM”) only reviews the consolidated results of Company and accordingly the Company has concluded it has one reportable segment.

Tile Shop Holdings, Inc. and Subsidiaries
(formerly known as The Tile Shop, LLC and Subsidiary)

Notes to the Consolidated Financial Statements

Note 3. Property, Plant and Equipment

The major classes of property, plant and equipment as of December 31, 2011 are as follows:

	Owned assets	Leased assets	Total
Land	$328,116	$—	$328,116
Buildings and building improvements	7,551,079	2,473,195	10,024,274
Leasehold improvements	31,333,082	—	31,333,082
Furniture and fixtures	47,481,484	—	47,481,484
Machinery and equipment	10,625,183	—	10,625,183
Computer equipment	4,394,159	—	4,394,159
Purchased computer software	2,447,312	—	2,447,312
Vehicles	2,069,982	—	2,069,982
Construction in progress	4,293,793	—	4,293,793
	110,524,190	2,473,195	112,997,385
Less accumulated depreciation and amortization	(49,248,192)	(1,683,906)	50,932,098
Property, plant and equipment, net	$61,275,998	$789,289	$62,065,287

The major classes of property, plant and equipment as of December 31, 2010 are as follows:

	Owned assets	Leased assets	Total
Land	$303,116	$—	$303,116
Buildings and building improvements	6,872,444	2,473,195	9,345,639
Leasehold improvements	27,124,381	—	27,124,381
Furniture and fixtures	44,100,985	—	44,100,985
Machinery and equipment	9,453,523	—	9,453,523
Computer equipment	3,998,873	—	3,998,873
Purchased computer software	2,186,405	—	2,186,405
Vehicles	1,989,232	—	1,989,232
Construction in progress	2,782	—	2,782
	96,031,741	2,473,195	98,504,936
Less accumulated depreciation and amortization	(44,035,591)	(1,576,579)	(45,612,170)
Property, plant and equipment, net	$51,996,150	$896,616	$52,892,766

Depreciation and amortization expense, including amortization of assets recorded under capital leases, amounted to $8,651,137, $7,237,148 and $7,013,238 for the years ended December 31, 2011, 2010 and 2009, respectively.

Note 4. Long-term Debt

The summary of long-term debt as of December 31, 2011 and 2010 is as follows:

	2011	2010
Variable interest rate (0.47% and 0.86% at December 31, 2011 and 2010 respectively) bonds, which mature April 1, 2023, collateralized by buildings and equipment	$1,790,000	$2,125,000
Commercial bank credit facility	1,214,286	1,451,013
	3,004,286	3,576,013
Less: current maturities	(559,286)	(549,286)
	$2,445,000	$3,026,727

Tile Shop Holdings, Inc. and Subsidiaries
(formerly known as The Tile Shop, LLC and Subsidiary)

Notes to the Consolidated Financial Statements

Note 4. Long-term Debt  – (continued)

The Company has a $3,000,000 commercial credit facility with a bank which expires on August 31, 2013. Borrowings under this arrangement bear interest at 2.0 percent above the daily one-month LIBOR rate (2.295 percent at December 31, 2011) and are secured by substantially all Company assets.

The credit facility is subject to certain restrictive financial covenants including, among others, (1) maintaining a certain debt to modified tangible net worth ratio, (2) maintaining a level of quarterly profitability and (3) maintaining a certain level of modified tangible net worth. As of December 31, 2011 the Company was in compliance with all covenants or obtained a waiver.

Approximate annual aggregate maturities of debts are as follows:

Years ending December 31:
2012	$559,286
2013	1,360,000
2014	90,000
2015	95,000
2016	95,000
Thereafter	805,000
$3,004,286

Note 5. Leases

Operating leases:

The Company leases buildings and office space under various operating lease agreements. In addition to rent, the leases require payment of real estate taxes, insurance, and common area maintenance. The leases generally have an initial lease term of 10 to 15 years and contain renewal options and escalation clauses. For leases that contain fixed escalation of the minimum rent, rent expense is recognized on a straight-line basis through the end of the lease term. The difference between the straight-line rent amounts and amounts payable under the leases is recorded as deferred rent.

For the years ended December 31, 2011, 2010 and 2009, rent expense was approximately $11,389,000, $9,571,000 and $8,608,000, respectively.

Future annual minimum rentals under non-cancelable operating leases are as follows:

Years ending December 31:
2012	$12,225,661
2013	12,956,192
2014	12,907,547
2015	12,800,299
2016	12,742,768
Thereafter	152,342,182
$215,974,649

Tile Shop Holdings, Inc. and Subsidiaries
(formerly known as The Tile Shop, LLC and Subsidiary)

Notes to the Consolidated Financial Statements

Note 5. Leases  – (continued)

Capital leases:

The Company has several leases for store facilities that are accounted for as capital leases. These leases expire at various dates through 2022. Assets acquired under capital leases are included in property, plant and equipment. Future annual minimum rentals under capital leases are as follows:

Years ending December 31:
2012	$467,125
2013	471,855
2014	471,855
2015	405,257
2016	217,015
Thereafter	1,162,965
Total minimum payments	3,196,072
Less: amount representing interest	(1,347,424)
Present value of net minimum capital lease payments	$1,848,648

Obligation under capital leases	2011
Current	$194,200
Long-term	$1,654,448

Note 6. Savings and Retirement Plans

The Company has a savings and retirement plan for eligible employees. The plan was adopted pursuant to Section 401(k) of the Internal Revenue Code. Contributions to the plan are discretionary for both the Company and its employees. The Company may make contributions to the plans that match employee contributions, subject to certain limitations. The Company made plan contributions of approximately $296,000, $217,000 and $211,000 in each of year ended December 31, 2011, 2010 and 2009, respectively, which is recorded as expense in the consolidated statements of income.

Note 7. Fair Value of Financial Instruments

These consolidated financial statements include the following financial instruments: cash and cash equivalents, trade receivables, accounts payable, accrued liabilities, capital leases and debt. At December 31, 2011 and 2010, the carrying amount of the Company’s cash and cash equivalents, trade receivables, accounts payable, and accrued liabilities approximated their fair values due to their short maturities. The carrying value of the Company’s borrowings and capital lease obligations approximates fair value based upon the market interest rates available to the Company for debt and capital lease obligations with similar risk and maturities.

Note 8. Related Party Transactions

Name of related party	Relationship
Robert Rucker	Key Management Personnel (“KMP”)

The Company had the following transactions with Robert Rucker:

a)	The Special Cash Distribution Units issued by the Company are owned by KMP. The units receive annual payments of $300,000 for a term of 10 years through 2012. This liability is included under “Accrued liabilities” and “Deferred compensation and other liabilities” for the current and non-current portion, respectively, in the consolidated balance sheets. The units are redeemable at the Company’s option any time in whole or from time to time in part or upon the occurrence of a

Tile Shop Holdings, Inc. and Subsidiaries
(formerly known as The Tile Shop, LLC and Subsidiary)

Notes to the Consolidated Financial Statements

Note 8. Related Party Transactions  – (continued)

significant event. The units have been discounted to estimated fair value and are accreted annually. To the extent there is any note receivable from KMP outstanding, any annual payments on the Special Cash Distribution units must first be used to pay off such amounts. As of December 31, 2011 and 2010, the Special Cash Distribution Unit liability was $277,136 and $533,151, respectively.
b)	The Company has a note receivable from KMP. The note is due in annual installments of $300,000 of principal and interest at a rate of 2.6% per annum with a final installment due in 2012. The loan requires any distributions received by KMP with respect to the aforementioned Special Cash Distribution Units to be used to repay the loan. The note receivable balance from KMP totaled $1,205,134 and $1,468,293 as of December 31, 2011 and 2010, respectively.

Note 9. Equity Incentive Plan

In 2006, the Company created an equity incentive deferred compensation plan for certain key employees. The plan provisions called for granting participation units to key employees to allow them to participate in the increased value of the Company. Under the plan, the units granted are payable in cash on the 10th or 15th anniversary of the award, except in the event of death or a change in control in the Company, in which case settlement would occur on date of death of employee or date of change of control. On the settlement date, the participants will be paid cash equal to the difference between Fair Market Value, as determined in accordance with the plan, (“FMV”) of the Company’s common units as of the valuation date immediately preceding the exercise date less the initial FMV multiplied by the number of units.

In June 2006, 600,000 units were granted, which are exercisable on the 10th anniversary of award. The initial FMV of the units was determined to be $1.203 per unit. The second grant of 200,000 units occurred on May 25, 2007 at an initial FMV of $2.1245 per unit which are exercisable on the 15th anniversary of the award. The final grant under the plan was on made January 1, 2009 for 200,000 units, which are exercisable on the 15th anniversary of the award. The initial FMV for these units was determined to be $3.1725 per unit. All the units vested immediately.

In 2008, two participants having a total of 200,000 units separated from the Company and their settlement amount of $221,470 was fixed using the FMV on the date of their separation. The settlement amount will be paid on January 2016 and accordingly the accompanying balance sheets reflect the discounted value of the settlement.

As of December 31, 2011 and 2010, the Company has 1,000,000 units outstanding under the plan.

The awards are accounted for under ASC 718 and classified as liabilities. The Company measures the liability at intrinsic value at each reporting period until the award is settled. Fluctuations in the intrinsic value of the liability award were recorded as increases or decreases in compensation expense immediately as the awards were fully vested at the grant date. The intrinsic value is calculated based on the difference between FMV of the Company’s Common Units, based on an analysis of enterprise value at each valuation date and the initial

FMV determined in accordance with the plan. The Company has recognized compensation expense of $1,414,840, $450,000 and $120,000 for the years ended December 31, 2011, 2010 and 2009, respectively, related to this plan.

Note 10. Equity

Prior to the transaction described in Note 11, as of December 31, 2011 and 2010, a total of 39,100,000 and 39,800,000 membership units of the Company, respectively, were held by the members of The Tile Shop, LLC, with the Managing Members holding 38,800,000 and 39,200,000 units (Common Units), respectively,

Tile Shop Holdings, Inc. and Subsidiaries
(formerly known as The Tile Shop, LLC and Subsidiary)

Notes to the Consolidated Financial Statements

Note 10. Equity  – (continued)

and the Special Member holding 300,000 and 600,000 units (Special Cash Distribution units), respectively, with no voting rights. Under the terms of the LLC agreement allocation of profit, losses, capital gains, and distributions are in the following priorities:

(a)	Profit and loss: profit and loss is allocated to the Managing Members in accordance with their respective number of Common Units as prescribed in the LLC agreement. No profit and loss is allocated among the members with respect to any Special Cash Distribution units.
(b)	Gain from capital event: Any gain from a capital event is allocated first to the Managing Members in proportion of their interest.
(c)	Distributions: On or before April 15, June 15, September 15, and January 15 of each year, the Company shall distribute to each member, cash equal to the its taxable income estimated to be allocable to such member for the immediately-preceding quarter, multiplied by 43%.

The holders of Special Cash Distribution Units are entitled to receive distributions prior to and in preference to any common units (other than distributions payable solely to Common Units and other than tax distributions).

Note 11. Subsequent Events

On January 1, 2012, the Company granted and issued 233,500 Series 2012 Participating Capital Appreciation Common Units (“Restricted Stock Units”) to its directors. The Restricted Stock Units are a new series of common units designated by the Board under the LLC Agreement. These awards will vest equally over a four year period on the anniversary of issuance. If a significant event occurs prior to the fourth anniversary of the effective date, and the directors are still serving as a Manager of the Company at the time that such significant event occurs, then all of the Restricted Stock Units that have not become vested at the time that such Significant Event occurs shall automatically vest immediately prior to the closing of such significant event, and the directors shall be entitled to retain all of the Restricted Stock Units. The Restricted Stock Units are subject to a recapture amount of $300 million as of the issue date, reduced from time to time by the aggregate amount of distributions (not including tax distributions) made, from and after the issue date, by the Company to the common holders with respect to their common units. No distributions shall be paid to the Series 2012 holders with respect to their Series 2012 units until the date that the common holders collectively have received distributions (not including tax distributions) of $300 million.

On June 27, 2012, the Company entered into a Contribution and Merger Agreement with JWC Acquisition Corp. (JWCAC), and the other parties thereto, which provided for a business combination of JWCAC and The Tile Shop, LLC under the Company. As a result of the transaction, which was consummated on August 21, 2012, the Company owns directly or indirectly all of the equity in The Tile Shop, LLC and JWCAC. JWCAC stockholders, on the one hand, and the former owners of The Tile Shop, LLC, on the other hand, will held approximately 25% and 75%, respectively, of the issued and outstanding shares of common stock of the Company immediately following the closing.

The effect of the changes in the nature of the equity ownership resulting from this transaction have been retroactively applied to all periods presented. In addition, because the Company became a publicly-traded company in connection with this transaction, earnings per share disclosures have been included for all periods.

Basic and diluted earnings per share are calculated by dividing net income by the weighted-average number of shares outstanding during the period. Common stock issued to investors in the LLC as part this transaction have been retroactively applied to all periods presented for the purpose of the earnings per share calculation.

4,500,000 Shares

TILE SHOP HOLDINGS, INC.

Common Stock

PROSPECTUS

December 12, 2012

Citigroup

Baird

Telsey Advisory Group

Wedbush Securities

Houlihan Lokey

Sidoti & Company, LLC